SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04046378

9 November 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 1 November to 5 November 2004.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

Preetha Pillai (Ms)
Assistant General Counsel

Encs

X:Announcement/Submission to SEC.doc/PP/jl

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Nov-2004 12:33:05
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base exceeds 56 million
Description	Attached is a news release made by Singapore Telecommunications Limited on the above.
Attachments:	NR1Nov04.pdf Total size = **97K** (2048K size limit recommended)

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SingTel

News Release

SingTel's regional mobile subscriber base exceeds 56 million

Year-on-year growth of 38 per cent

Singapore, 1 November 2004 -- Singapore Telecommunications Limited (SingTel) today announced that its aggregate number of mobile subscribers in the region increased by more than four million during the past three months to hit 56 million on 30 September 2004.

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's four regional associates grew 38 per cent from about 41 million a year ago. On a proportionate basis, SingTel's subscriber base in the six markets – Australia, India, Indonesia, the Philippines, Singapore and Thailand – increased 40 per cent to 23 million during the same period.

SingTel's four Asian mobile associates – Advanced Info Service, Bharti, Globe and Telkomsel – all posted strong subscriber growth year on year, ranging from 17 to 88 per cent. Their combined subscriber base grew 43 per cent to 49 million.

SingTel Optus acquired 198,000 customers during the quarter, posting a 17 per cent year-on-year increase in subscribers, bringing its base to 5.9 million. The growth was achieved despite a mobile penetration of over 80 per cent in Australia.

In Singapore, SingTel maintained its subscriber base at more than 1.5 million in a highly saturated mobile market of about 90 per cent penetration rate. During the quarter, SingTel introduced new price plans and signed up about 19,000 new postpaid customers. These plans offer higher value to customers such as all day free incoming calls and more bundled free outgoing calls and SMS.

More details of the market and financial performance of the six mobile operations will be available when SingTel announces its results for the second quarter and half year ended 30 September 2004 on 4 November 2004.

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Sep 04	Jun 04	Sep 03	Sep 04	Jun 04	Sep 03
Optus	5.92	5.72	5.07	5.92	5.72	5.07
SingTel	1.52	1.50	1.52	1.52	1.50	1.52
SingTel's regional associates	48.92	45.02	34.20	15.11	13.80	9.47
Total	**56.35**	**52.24**	**40.79**	**22.54**	**21.02**	**16.06**

SingTel

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.5 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 28.5 per cent interest in the Bharti Group, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 40.1 per cent stake in the company. SingTel has a 35.0 per cent stake in Indonesia's largest mobile operator, Telkomsel.

The SingTel Group had a turnover of S$12.0 billion (US$7.17.billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. For the year, AIS, Bharti, Globe and Telkomsel contributed S$927 million in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$223 million in dividends for the year. More information can be found @ www.singtel.com.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 02, 2004 3:17 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

179758.pdf

ASX confirms the release to the market of Doc ID: 179758 as follows:
Release Time: 02-Nov-2004 18:16:13
ASX Code: SGT
File Name: 179758.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$2.26 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/11/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,865,924,216	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
154,233,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 November 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, November 02, 2004 3:17 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

179759.pdf

ASX confirms the release to the market of Doc ID: 179759 as follows:
Release Time: 02-Nov-2004 18:16:24
ASX Code: SGT
File Name: 179759.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/11/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,865,958,216	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
154,199,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 November 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 November 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 02, 2004 3:17 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

179760.pdf

ASX confirms the release to the market of Doc ID: 179760 as follows:
Release Time: 02-Nov-2004 18:16:44
ASX Code: SGT
File Name: 179760.pdf
Your Announcement Title: Appendix 3B - 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/11/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,865,968,216	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
154,189,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 November 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Nov-2004 13:22:18
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Subscription for shares in Bridge Mobile Pte. Ltd.
Description	
Attachments:	ann-300.pdf Total size = **228K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO CLAUSE 1008 OF THE SGX LISTING MANUAL

SUBSCRIPTION FOR SHARES IN BRIDGE MOBILE PTE. LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile"), has entered into a joint venture agreement (the "JVA"), with Bharti Tele-Ventures Limited, Globe Telecom, Inc., Maxis Communications Berhad, Optus Mobile Pty Limited, PT. Telekomunikasi Selular and Taiwan Cellular Corporation, relating to the provision of regional mobile services.

Pursuant to the JVA, SingTel Mobile will initially subscribe for 1 million ordinary shares of US$1.00 each in Bridge Mobile Pte. Ltd., the joint venture company, representing approximately 14.29% of the issued share capital of Bridge Mobile Pte. Ltd., for cash at par, payable in full on completion. Each of the other joint venture partners will hold an equal share in the joint venture company.

For further details on the joint venture, please refer to the attached news release issued today on the above.

News Release

Seven leading Asia Pacific mobile operators to form region's largest joint venture mobile company

Regional mobile services for potential base of over 300 million customers
Shared regional mobile infrastructure to be built

Singapore, 3 November 2004 – Seven leading Asia Pacific mobile operators today signed an agreement to form a regional mobile alliance, **Bridge Mobile Alliance**, which will operate through a Singapore-incorporated company, **Bridge Mobile Pte Ltd** ('Bridge Mobile'). The joint venture company will look at driving commercial and other benefits for the operators and delivering regional mobile services to their subscribers.

The seven operators are Bharti (India), Globe Telecom (Philippines), Maxis (Malaysia), Optus (Australia), SingTel (Singapore), Taiwan Cellular Corporation (Taiwan) and Telkomsel (Indonesia). Together, the group has a combined base of over 56 million subscribers, making it the largest mobile joint venture in the Asia Pacific region.

Mr Lim Chuan Poh, Chairman of Bridge Mobile, and CEO of SingTel Mobile, noted: "Currently, there are several strategic issues facing the mobile operators in the Asia Pacific. The region is made up of highly diversified cultures, economies, mobile market maturity and varying degrees of technological development. As a result, mobile operators in the region are unable to fully capitalise on economies of scale. Through varied implementation, cross border interoperability beyond basic voice service at best remains poor. In addition, there is a risk of further market fragmentation with the emergence and adoption of different technological standards.

"The forming of Bridge Mobile, to drive the alliance, is an indication of the level of commitment by the mobile operators to work closely to overcome these challenges, and share the risks and benefits involved in making the partnership work. Together, we can bring about a better mobile experience for users across the region."

Bridge Mobile will be the commercial vehicle in which the seven operators jointly invest to build and establish a regional mobile infrastructure and common service platform. This will enable the creation and seamless delivery of regional mobile services across geographical borders, and enhance the service experience of their mobile customers when they roam from one country to another.

Bridge Mobile will also develop new products and services on a regional basis, and create competitive advantages and differentiation for the mobile operators in their respective markets.

Mr Lim said: "While most operators are able to control the accessibility and service experience of their customers within their home network, they are not able to effectively do so when the customers leave their home network. Consequently customers do not enjoy a consistent service offering and experience when they roam from one country to another.

"The common service platform will enable a seamless delivery of services across the respective mobile operator's network, thereby enabling the operators to better serve their customers even when they are abroad, and they can do so cost effectively."

The seven mobile operators will subscribe for an equal number of shares in Bridge Mobile for cash at par. As founding shareholders, they will each have a permanent seat on its board of directors. Based on the initial business plan, Bridge Mobile is expected to invest up to US$30 million - US$40 million over three years.

In addition to the seven operators, other mobile operators in the Asia Pacific region, and strategic partners such as technology and application solution vendors, will be offered membership in the Bridge Mobile Alliance. This will establish a community of strategic partnerships for the alliance members.

Mr Lim said: "Starting with a base of over 56 million subscribers representing the initial seven shareholders' subscriber base, and the potential to reach over 300 million subscribers represented by the key markets in the Asia Pacific region in the near future, the Bridge Mobile Alliance will grow in both strength and size as the largest multi-market mobile alliance in the region. Our size will allow us to command significant commercial benefits and economies of scale to the alliance members."

Bridge Mobile is expected to be operational by the first quarter of 2005, with the launch of an initial suite of services to be announced in due course. These include improved voice and data roaming services, a single source of supply of mobile services in the Asia Pacific for multinationals and large corporate customers, and other joint product development initiatives.

Mr Teo Ming Kian, Chairman of the Singapore Economic Development Board, who was the Guest of Honour at the signing ceremony of the Bridge Mobile joint venture, said: "We are pleased that Bridge Mobile has chosen to establish its global headquarters and R&D centre in Singapore. Bridge Mobile will be a magnet to attract leading handset, network equipment provider, technology and content players to establish high value-added mobile activities in Singapore. This will give a significant boost to Singapore's standing as a leading wireless and mobility hub in Asia Pacific."

More information can be found at www.bridgemobilealliance.com.

~~~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~~~

Operator Quotes

"We are delighted to be a part of this innoventure which gives us the opportunity to work with alliance partners who have been forerunners in mobile telephony in the region and also bring to our customers a suite of world class services. With India emerging as a global business, tourist and research hub, it is only prudent that mobile users coming into the country experience world class but uniform mobile services. Also, given that the Asia Pacific is already an established tourist and business hub in the region, it is imperative that our mobile base of nearly nine million customers avail of the benefits of services like seamless roaming, the ability to dial the same short code to access customer and voicemail services and the topping up of their prepaid accounts at any of the counters belonging to Bridge Mobile Alliance operators."

- Mr Manoj Kohli, President of Mobility, Bharti Tele-Ventures

"The Bridge Mobile initiative is indeed an exciting opportunity for Globe. Increasingly, the business of Globe is taking on a dimension beyond the Philippines. On the one hand, we have a significant number of overseas Filipinos and we are looking to serve their needs for connectivity with their families in the Philippines. On the other, there is also an increasing number of interesting innovations and applications coming out from the Philippines that are relevant to the markets of our Bridge Mobile Alliance partners. These include Globe's *AutoloadMax*, *Share-a-load* and the most recent breakthrough "*G-Cash*" innovation for micro-payments, peer-to-peer cash transfers and domestic and international remittance. In all these instances, Bridge Mobile can serve a critical role in maximising the opportunities available to Globe, while providing its other members access to Globe-developed services that may be relevant to their markets"

- Mr Gerardo C. Ablaza, Jr, President and CEO, Globe Telecom

"We believe that a regional alliance or partnership is key to our growth strategy. Ultimately, our intention is to provide better service to our inbound and outbound customers. Through Bridge Mobile, we can provide greater accessibility and seamless service to our customers when they roam overseas. We want them to feel at home when they travel by being able to access many of the services that are readily available domestically. Similarly, we have almost 10 million tourists each year visiting Malaysia from this region who also expect the level of service to be comparable with that of their home network.

"We also believe that through the sharing of infrastructure, technology platforms and joint development from this alliance, Maxis is able to exercise greater cost efficiencies and respond faster in delivering advanced mobile services to our customers in Malaysia."

- Dato Jamaludin Ibrahim, CEO, Maxis Communications Berhad

"We have more than 50,000 of our consumer and business customers travelling to Asia every month. The Bridge Mobile joint venture will link Optus to a group of like-minded mobile companies in the region, so that we can provide innovative mobile telecommunications and cost effective, easy to use services to our customers when they are overseas. The primary objective is to ensure that our customers have the same seamless and transparent use of voice and data services on their mobiles when they are out of the country, as they do when they are in Australia."

- Mr Allen Lew, Managing Director, Optus Mobile

"SingTel's own experience shows that being part of a regional mobile grouping can generate tangible benefits for its members. The Bridge Mobile members are top players in the region and bring to the partnership their own understanding and experience of their respective local markets. By bringing together our collective strengths and knowledge sharing, we will upgrade our regional status and enhance our relationships with the strategic partners to better engage for joint technology roadmap planning, research and development initiatives and strategic business partnerships. We want them to recognise Bridge Mobile as a strategic partner and leverage the collaboration opportunities to achieve the synergies and competitive advantages that are truly unique through this partnership, which would not be otherwise attainable individually."

- Mr Lim Chuan Poh, CEO, SingTel Mobile

"TCC believes that taking part in Bridge Mobile reflects TCC's commitment in maximising both shareholders and customers value. We anticipate this joint venture will help TCC to create differentiation and competitive advantage in a saturated local market by inter-working with regional top players."

- Mr Harvey Chang, CEO, Taiwan Cellular Corp. (TCC), Taiwan

"We at Telkomsel see Bridge Mobile as an opportunity not only to speed up services and product development and hence serve our customers better, but also to improve overall company positioning both in the domestic and regional market. Our customers who travel overseas in the region or Indonesians living in the region - with Bridge Mobile they can enjoy Telkomsel's services as if they were at their homeland."

- Mr Bajoe Narbito, President Director, Telkomsel, Indonesia

SEC File No: 82-3622

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 03 November, 2004 4:08 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

180130.pdf

```
ASX confirms the release to the market of Doc ID: 180130 as follows:
Release Time: 03-Nov-2004  19:08:06
ASX Code: SGT
File Name: 180130.pdf
Your Announcement Title: Appendix 3B - 1st
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/11/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,865,986,216	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
154,171,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 3 November 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 03 November, 2004 4:08 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

180131.pdf

ASX confirms the release to the market of Doc ID: 180131 as follows:
Release Time: 03-Nov-2004 19:08:17
ASX Code: SGT
File Name: 180131.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/11/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,865,995,816	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
154,161,775	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 3 November 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Nov-2004 20:14:36
Announcement No.	00090

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Announcement Title *	Presentation Materials on Bridge Mobile Joint Venture Signing Ceremony and Media Briefing on 3 November 2004
Description	
Attachments:	Bridgeslides.pdf Total size = **715K** (2048K size limit recommended)

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Bridge Mobile Joint Venture
Signing Ceremony & Media Briefing
3 November 2004

Opening Address by
Mr Lim Chuan Poh
Chairman, Bridge Mobile

The Asia Pacific Mobile Industry Landscape..

Diversified markets..

Different technological standards..

Independent regulatory policies..

Increasing user expectations..

Fragmented Market Development

Lacks Access to New Technology

High Costs Of Operator Investment

No Seamless Service Experience

Why Bridge Mobile?

Bridge Mobile represents a unique partnership model to:

- Establish a formidable grouping of leading Asia Pacific mobile operators
- Create clear competitive advantages & differentiation
- Improve cross-border service delivery & customer care
- Strengthen brand loyalty & operational efficiencies
- Increase R & D Opportunities

Bridge Mobile JV & Alliance

Bridge Mobile Joint Venture


Bridge
mobile alliance
Member Operator B
Member Operator D
Member Operator C
Alliance Partner D
Alliance Partner A
Alliance Partner B
Alliance Partner C

Largest Mobile Joint Venture


TAIWAN CELLULAR CORP.
bharti
building telecom
building partnerships
maxis
GLOBE
TELECOM
SingTel
TELKOMSEL
'yes'
OPTUS

One-Stop-Shop, Local Delivery, Time-to-Market, Regional Coverage


Roaming Services
Enterprise Services
Content & Devices
Common Service Platforms for Regional Mobile Services
Shared Regional Infrastructure
Member Operator A
Member Operator B
Member Operator C
Member Operator D

Key Value Propositions

CUSTOMERS

- Seamless Roaming Experience
- Suite of Regional Offerings
- One-Stop-Shop for Regional Enterprises

Bridge mobile alliance

PARTNERS

- Regional Footprint
- Innovative Products Development
- Ease of Service Deployment

OPERATORS

- Competitive Differentiation
- Economies of Scale
- Time-To-Market
- Knowledge Sharing



Bridge
mobile alliance

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2004 06:30:40
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Second Quarter and Half Year Ended 30 September 2004 - News Release
Description	
Attachments:	2nd0405-newsrelease.pdf Total size = **146K** (2048K size limit recommended)

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SingTel

News Release

The SingTel Group's results for the second quarter and half year ended 30 September 2004

Group second quarter FY 2005 underlying earnings rose to S$735 million

Double-digit profit growth led by SingTel Optus and regional mobile associates; revenue in Singapore stabilising

About three-quarters of the Group's proportionate revenue came from overseas operations

Singapore & Sydney, 4 November 2004 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the second quarter and half year ended 30 September 2004.

Highlights

	Quarter		YOY	Half Year		YOY
	Sep 2004 (S$ m)	Sep 2003 (S$ m)	Change	Sep 2004 (S$ m)	Sep 2003 (S$ m)	Change
Operating revenue	3,120	2,849	9.5%	6,141	5,810	5.7%
Operational EBITDA	1,150	1,040	11%	2,279	2,074	9.9%
Share of associates' ordinary earnings [1]	320	232	38%	616	456	35%
EBITDA	1,554	1,426	9%	3,064	2,834	8.1%
Net profit (pre-goodwill and exceptionals)	735	658	12%	1,437	1,315	9.3%
Underlying net profit [2]	735	606	21%	1,431	1,208	18.5%
Net profit attributable to shareholders	766	473	62%	1,466	1,670	-12.2%

Group

For the quarter ended 30 September 2004, the SingTel Group's results continued to register strong double-digit growth in underlying earnings. Group revenue increased by 9.5 per cent to S$3.12 billion. Operational EBITDA rose 11 per cent to S$1.15 billion. The Group's underlying net profit after tax increased 21 per cent to S$735 million while net profit attributable to shareholders increased 62 per cent to S$766 million. Year-on-year, net profit attributable to shareholders was down 12 per cent mainly due to exceptional gains of S$681 million largely from divestment of SingPost and Yellow Pages directory business last year.

[1] Excluding Belgacom's contribution and exceptionals
[2] Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging

SingTel

SingTel Optus sustained its strong operational momentum and the regional mobile associates[3] continued to perform very well. SingTel's share of the associates' underlying results increased 38 per cent to S$320 million. Overseas operations contributed 74 per cent of the Group's enlarged revenue and 66 per cent of the Group's proportionate EBITDA.

The Group returned S$3.01 billion to its shareholders through a capital reduction exercise that cancelled approximately 7 per cent of SingTel's total issued shares to about 16.6 billion shares. The capital reduction optimised the level of cash and debt, and paved the way for a more efficient capital structure. It also enhanced the Group's earnings per share and improved its return on equity.

Mr Lee Hsien Yang, SingTel President & CEO, said: "As the Singapore market matures and remains very competitive, the Group's overseas businesses will continue to be the engines of growth. The continued strong performance of our businesses reflects our ability to drive double-digit growth in underlying earnings from our international businesses as well as to generate robust cash flow from the Singapore business.

"We are on track to deliver double-digit earnings for the whole year. The Group remains committed to create shareholder value as a blue chip growth stock."

<u>SingTel</u>

Even though market conditions remained very competitive, the Singapore business continued to maintain an operational EBITDA margin at 49.4 per cent. Although revenue fell slightly by 0.8 per cent to S$994 million year-on-year, it was better than the underlying decline of 2.7 per cent and 4.8 per cent in the June and March 2004 quarters respectively.

Data and Internet revenue for this quarter rebounded by 5.1 per cent to S$294 million, helping to stabilise revenues. This increase is led by recovery in demand for corporate data services and the robust demand for broadband. Leased circuit revenues from local and international businesses increased by 8.9 per cent and 12 per cent respectively. However, due to more competitive pressure and higher penetration, the broadband growth rate slowed down to 30 per cent in this quarter.

In **Mobile Communications** services, the competitive price plans that were launched in this quarter drove up postpaid subscriber base by 19,000. Postpaid churn remained low at 1.2 per cent.

Overall mobile revenue was S$205 million for the quarter, a 0.8 per cent decline year-on-year. However, there was a growing trend in data and non-SMS usage. Data increased to 19 per cent of ARPU and non-SMS data accounted for 3 per cent of ARPU as GPRS and MMS traffic more than doubled.

---

[3] Advanced Info Service (AIS), Bharti Group, Globe Telecom and Telkomsel

SingTel

In the **International Telephone** market, outgoing international telephone traffic minutes remained stable. However, lower collection and in-payment rates led to a decline of 14 per cent in revenues to S$167 million.

Revenue from **IT and Engineering** services grew by 12 per cent to S$139 million as revenue from NCS's overseas operations improved.

Revenue from **National Telephone** declined by 5.5 per cent to S$133 million, a reflection of the decline in voice and dial-up traffic as mobile and broadband usage increased.

Careful management of costs enabled SingTel to maintain its operational EBITDA margin at 49.4 per cent. SingTel's **operating expenses** for the quarter increased slightly by 1.2 per cent to S$509 million compared with the last corresponding quarter. Staff cost fell by 2.9 per cent as staff strength declined by 2.5 per cent.

Traffic expenses fell 15 per cent due mainly to lower outpayment rates while cost of sales increased by 16 per cent as IT and sale of equipment revenues grew.

Selling and administrative expenses increased 9.3 per cent attributable mainly to higher mobile and broadband subscriber acquisition costs.

SingTel's free cash flow[4] during the quarter fell by S$104 million to S$314 million as compared to the last corresponding quarter. This decline was mainly due to a one-off special dividend received from SingPost last year. Capital expenditure increased to 13 per cent of revenue, in line with guidance, and arose mainly from investment in new satellite capacity and 3G rollout.

SingTel Optus

Optus reported its eleventh successive quarter of double-digit revenue growth and continued to grow at twice the rate of the market as a whole.

"In an increasingly aggressive and competitive market, Optus has continued to grow market share across consumer and mobile products and in corporate and government we have won significant customers and contracts," Paul O'Sullivan, Optus Chief Executive said.

"We face increasing competition across our business, but there are also opportunities which give us confidence that Optus will continue to grow market share and margins in the medium term," he said.

Net profit after tax for the second quarter ended 30 September 2004 was A$163 million, up 82 per cent compared to the same quarter last year.

Operating revenue in the quarter increased 12 per cent to A$1.75 billion, excluding the C1 Satellite Defence contract. Operational EBITDA grew 18 per cent to A$544 million and ongoing cost control saw margins expand by 1.7 percentage points to 31 per cent.

---

[4] Free cash flow is derived from operating activities less cash capex

September quarter revenues were 5.6 per cent higher than the June quarter. The second quarter results included the recent Uecomm acquisition for the first time.

Free cash flow of A$291 million represented a modest decline of 3.4 per cent compared to the same quarter last year, mainly due to higher cash capital expenditure and working capital changes. The purchase of Uecomm consumed A$227 million of cash in the current quarter.

Optus remains committed to its guidance for the full year including growing revenues at around twice the market as a whole and achieving double-digit EBITDA growth.

Optus Mobile delivered another high quality performance with improvements at all levels. The division contributed 59 per cent of the revenue growth and 62 per cent of the EBITDA growth for Optus during this quarter.

Although smaller players are competing more aggressively on price, Optus Mobile saw its customer base growing by 17 per cent to 5.92 million. Revenues this quarter are up 13 per cent to A$954 million and operational EBITDA increased by 16 per cent to A$375 million with margins improving to 39 per cent.

Optus Mobile is growing its share of the business mobile market with business mobile revenues growing by 7 per cent in the quarter. Data revenues grew by 25 per cent which was driven in part by the 900,000 subscribers on Optus Zoo, Australia's leading mobile market portal. Both prepaid and postpaid ARPUs remained strong for the quarter.

Next year Optus will introduce 3G services under a network sharing arrangement which will reduce roll out costs.

In the current quarter, both **Optus Business and Optus Wholesale** grew their top line with combined revenues of A$431 million, up 19 per cent. Excluding C1, combined EBITDA for both divisions increased by 30 per cent to A$118 million and combined margins improved to 27 per cent.

Optus Business revenue was up 20 per cent including the benefit of the Uecomm acquisition, representing an increase in market share. Voice revenues were up 2.9 per cent while data and IP revenues, excluding the Uecomm acquisition, were up 10 per cent in the quarter.

Satellite revenues were again strong, up 34 per cent. Optus Wholesale revenue grew by 16 per cent to A$132 million.

Recent new business wins include Nestle, Health Insurance Commission, Fosters and the Victorian State Government.

The success in winning major state government contracts is an important element of Optus Business' medium term growth strategy, as these contracts allow Optus to increase its network reach, in turn improving the company's cost structure in competing for corporate customers.

Consumer & Multimedia (CMM) is building a strong position in the broadband market with an increasing share of new subscribers. More than 52,000 new broadband customers were added in the current quarter, five times higher than in the December 2003 quarter before Optus launched DSL. Optus believes its share of broadband net adds has increased from the low teens a year ago to over 20 per cent in the quarter.

SingTel

Operational EBITDA increased by 11 per cent to A$50 million with margins also up on the same quarter last year. Total revenue growth grew 2.3 per cent to A$384 million, however, overall broadband revenues grew by 52 per cent. Rapid broadband growth has impacted both dial-up and voice revenues as Optus has focused on encouraging high value dial-up customers to migrate to DSL.

Optus believes it is critical to the company's medium term strategy that it rapidly establishes a strong market share position in consumer broadband, even if this involves competing in the short term using resale.

Optus is succeeding in using innovative bundling packages to win new broadband customers, as more than ever the company changes the rules in Australian telecommunications – in ways that smaller competitors cannot do and our larger competitor is very reluctant to match.

Both the local telephony and local call resale bundling rates increased during the current quarter to 66 per cent and 47 per cent respectively.

CMM's free cash flow increased by 17 per cent to A$28 million compared to the second quarter last year.

Associated companies

SingTel's overseas investments continue to perform well. The Group's share of pre-tax profits (excluding exceptionals and Belgacom, which ceased to be equity accounted following SingTel's divestment in March 2004) from its associates rose 38 per cent to S$320 million. Regional mobile was the main driver with a 39 per cent growth.

The combined subscriber base of SingTel, Optus and the four regional associates is now 56 million, an increase of 38 per cent from about 41 million a year ago. This represents Asia's largest subscriber group outside of China. Most of the growth came from Telkomsel's and Bharti's combined subscriber base which increased by nearly nine million. SingTel Optus subscriber base is 5.9 million, an increase of almost 200,000 from a quarter ago.

Among the associates, the two largest contributors to the Group's earnings were Telkomsel and AIS.

The Group's share of **Telkomsel** pre-tax profit increased by 25 per cent to S$147 million despite a 11 per cent depreciation in the Rupiah. In August 2004, riding on the successful implementation of "Kartu As" (a new prepaid service launched in May 2004), Telkomsel launched another new program to extend the validity of the prepaid service. This program accelerated the growth of the subscriber base from 398,000 a quarter ago to 1.5 million by end September 2004.

Contributions from **AIS** rose 8.3 per cent to S$73 million. Revenue from mobile service grew 15 per cent year-on-year, boosted by strong subscriber growth. AIS's subscriber base increased 17 per cent to 14.8 million as at 30 September 2004.

Globe and **Bharti** also delivered strong growth. The Group's share of Globe's pre-tax profit for the current quarter was S$45 million based on an equity interest of 40.1 per cent compared to 29.1 per cent a year ago. Bharti contributed S$42 million to the pre-tax profit for the quarter, a three-fold increase over the last corresponding quarter.

In the current quarter, SingTel received S$149 million in cash dividends from the regional mobile associates, 13 per cent higher than the same quarter a year ago. SingPost paid S$135 million in dividends in the last corresponding quarter, comprising a final dividend of S$25 million and S$110 million being partial payment of the special dividend declared in the previous year.

Cash flow and balance sheet

The Group's cash flow continues to be strong. The Group's free cash flow before interest was S$667 million for the quarter.

With the recent capital reduction, the Group has a more efficient capital structure while retaining significant financial flexibility. Net debt was S$7.7 billion as at 30 September 2004, an increase of S$3.4 billion over the first quarter after the capital reduction and final dividend payout. Net debt gearing ratio is 31 per cent. Net debt is 1.3 times EBITDA while EBITDA to interest cover is 14.8 times. This leverage is comfortably within the commitments made during the Group's 2001 bond offering.

Outlook

The guidance issued with the results for the financial year ended 31 March 2004 is affirmed as there have been no significant changes. The highlights of the guidance are listed below.

The **Group** expects consolidated operating revenue and operational EBITDA to increase. The Group's medium term objective is to grow underlying earnings at double digits. The Group's ability to grow at these levels for the financial year ending 31 March 2005 depends on economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment. The outlook for the Group's operations outside of Singapore continues to be positive.

In **Singapore**, SingTel expects operating revenue for the current financial year to be comparable to the year ended 31 March 2004.

In **Australia,** Optus expects double-digit operational EBITDA growth with revenue growth and margin expansion. The rate of margin expansion is however not expected to be as rapid as in the past two years and margins may fluctuate from quarter to quarter due to seasonal impacts. Optus aims to generate free cash flow (before interest expense) exceeding A$1 billion.

SingTel

The **regional mobile associates'** contribution to EBITDA is expected to grow at double-digit levels. The overall contribution from associates is expected to be approximately the same as the year ended 31 March 2004. In line with the increase in EBITDA contribution, cash dividends from the regional mobile associates are expected to increase.

Please refer to the Management Discussion and Analysis document (available at www.singtel.com/investor) for more details of the results including a full commentary on the Group's results as well as on the outlook for the current financial year.

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2004 06:31:52
Announcement No.	00002

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The details of the announcement start here ...

Announcement Title *	Unaudited Results for the Second Quarter and Half Year Ended 30 September 2004 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
Description	
Attachments:	2nd0405-MDA.pdf Total size = **1797K** (2048K size limit recommended)

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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

Table Of Contents

Section I : Group **Pg**

Group Financial Highlights..1

Group Summary Income Statements..3

Management Discussion And Analysis

- New And Revised Accounting Standards..4
- Review of Group Operating Performance..4
- Outlook For The Current Financial Year..5
- Group Operating Revenue..7
- Group Operating Expenses..9
- Group Summary Balance Sheets..10
- Group Liquidity And Gearing..10
- Group Cash flow And Capital Expenditure..12

Section II : SingTel

Financial Highlights..14

Summary Income Statements..16

Management Discussion And Analysis

- Review Of Operating Performance..17
- Operating Revenue..18
- Operating Expenses..26
- Other Income Statement Items..29
- SingTel Cash flow And Capital Expenditure..34

Section III : Optus

Financial Highlights..36

Summary Income Statements - Singapore GAAP..37

Management Discussion And Analysis

- Review Of Operating Performance..38
- Operating Revenue..41
- Operating Expenses..47
- Other Income Statement Items..49
- Optus Cash flow And Capital Expenditure..51

Section IV : Associates

- Share Of Results Of Associates..53
- Proforma Information..57
- Key Operational Data..60

Section V : Glossary..61

Appendix 1 : Consolidated Balance Sheets
Appendix 2 : Historical Financial Summaries
Appendix 3 : Currency Risk Management And Other Matters
Appendix 4 : C2C Pte Ltd - Key Information
Appendix 5: Optus Financials In Singapore Dollars

For all pages, "@" denotes more than 500%, and "" denotes less than +/- S$500,000 or A$500,000 unless otherwise indicated.*

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

- Underlying operating revenue[1] was up 11% to S$3.12 billion.
- Earnings from associates excluding Belgacom up 38% to S$320 million.
- Optus' net profit up 92% to S$198 million.
- Group's underlying net profit[2] up 21% to S$735 million.
- Free cash flow[3] totalling S$667 million, with S$314 million from SingTel and S$353 million (A$291 million) from Optus.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

- Underlying operating revenue was up 11%.
- Operational EBITDA margin increased 1.4 percentage points to 37.1%.
- Underlying net profit increased 19% to S$1.43 billion.
- Free cash flow of S$1.34 billion.

---

[1] Underlying operating revenue excludes C1 Defence contract revenue.
[2] Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.
[3] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I: GROUP

	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Operating revenue	3,120	2,849	9.5	6,141	5,810	5.7
- excluding C1 Defence contract	*3,120*	*2,810*	*11.0*	*6,141*	*5,520*	*11.3*
Operational EBITDA	1,150	1,040	10.5	2,279	2,074	9.9
Operational EBITDA margin	*36.9%*	*36.5%*		*37.1%*	*35.7%*	
- excluding C1 Defence contract	*36.9%*	*36.9%*		*37.1%*	*36.9%*	
Share of associates' earnings	320	301	6.1	616	592	4.0
- ordinary operations, ex-Belgacom [1]	320	232	37.6	616	456	35.0
- exceptional items, ex-Belgacom	-	(17)	nm	-	(39)	nm
- operations of Belgacom	-	86	nm	-	175	nm
EBITDA	1,554	1,426	9.0	3,064	2,834	8.1
Exceptional gains/ (losses)	30	(22)	nm	28	681	-95.8
Net profit (before goodwill and exceptionals)	735	658	11.7	1,437	1,315	9.3
Underlying net profit	735	606	21.3	1,431	1,208	18.5
Net profit	766	473	62.0	1,466	1,670	-12.2
Earnings per share (cents)						
- before goodwill and exceptionals	4.16	3.69	12.7	8.09	7.37	9.8
- underlying	4.16	3.40	22.4	8.06	6.77	19.1
Basic earnings per share	4.33	2.65	63.4	8.25	9.37	-12.0

	As at 30 Sep 2004	As at 30 Jun 2004	As at 31 Mar 2004
Total assets	33,239	36,368	36,857
Shareholders' funds	17,179	20,251	19,752
Net debt [2]	7,704	4,259	7,109
Net debt gearing ratio [3]	*30.9%*	*17.4%*	*26.4%*
Net debt to EBITDA [4]	*1.3X*	*0.7X*	*1.2X*
Interest cover:			
- EBITDA/net interest expense [5]	*14.8X*	*14.5X*	*13.8X*

Notes:

(1) Excluding the pre-tax contribution of Belgacom, which ceased to be equity accounted from 1 April 2004.
(2) Net debt is defined as gross debt less cash and bank balances adjusted for revaluation differences of related hedging instruments.
(3) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(4) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(5) Net interest refers to interest expense less interest income.

SECTION I: GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Second Quarter And Half Year Ended 30 Sep 2004

	Quarter 30 Sep					Half Year 30 Sep		
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %	2004 Group S$ m	2003 Group S$ m	YOY Chge %
Operating revenue	994	2,125	3,120	2,849	9.5	6,141	5,810	5.7
Operating expenses	(509)	(1,475)	(1,985)	(1,830)	8.5	(3,893)	(3,773)	3.2
	485	650	1,135	1,020	11.3	2,249	2,036	10.4
Other income	7	9	15	21	-26.6	31	38	-18.3
Operational EBITDA	**491**	**659**	**1,150**	**1,040**	**10.5**	**2,279**	**2,074**	**9.9**
EBITDA margin	*49.4%*	*31.0%*	*36.9%*	*36.5%*		*37.1%*	*35.7%*	
EBITDA margin (ex-C1)	*49.4%*	*31.0%*	*36.9%*	*36.9%*		*37.1%*	*36.9%*	
Compensation from IDA	84	-	84	84	-	169	169	-
Share of results of associates								
- ordinary operations, ex-Belgacom	321	(1)	320	232	37.6	616	456	35.0
- exceptional items, ex-Belgacom	-	-	-	(17)	nm	-	(39)	nm
- operations of Belgacom	-	-	-	86	nm	-	175	nm
	321	(1)	320	301	6.1	616	592	4.0
EBITDA	**896**	**657**	**1,554**	**1,426**	**9.0**	**3,064**	**2,834**	**8.1**
Amortisation of goodwill	-	-	-	(163)	nm	-	(325)	nm
Depreciation & other amortisation	(178)	(312)	(490)	(449)	9.2	(966)	(891)	8.5
EBIT	**719**	**345**	**1,064**	**814**	**30.7**	**2,098**	**1,618**	**29.6**
Net finance expense								
- net interest expense	(55)	(48)	(103)	(92)	11.6	(207)	(201)	2.8
- intercompany interest	10	(10)	-	-	-	-	-	-
- other finance (loss)/ income	(5)	-	(5)	(1)	@	4	16	-72.6
	(50)	(58)	(108)	(93)	16.1	(202)	(185)	9.2
Profit before EI	**669**	**287**	**956**	**721**	**32.6**	**1,895**	**1,433**	**32.3**
Exceptional items ("EI")	30	-	30	(22)	nm	28	681	-95.8
Profit before tax	**699**	**287**	**986**	**699**	**41.1**	**1,924**	**2,114**	**-9.0**
Tax expense	(131)	(89)	(221)	(232)	-4.9	(459)	(462)	-0.8
Profit after tax	**568**	**198**	**765**	**467**	**64.0**	**1,465**	**1,651**	**-11.3**
Minority interests	*	-	*	6	nm	1	19	-96.3
Net profit	**568**	**198**	**766**	**473**	**62.0**	**1,466**	**1,670**	**-12.2**
Net profit	**568**	**198**	**766**	**473**	**62.0**	**1,466**	**1,670**	**-12.2**
Exclude :								
Amortisation of goodwill	-	-	-	163	nm	-	325	nm
Exceptional items	(30)	-	(30)	22	nm	(28)	(681)	-95.8
Belgacom's net contribution	-	-	-	(52)	nm	-	(107)	nm
Exchange difference (1)	*	-	*	-	nm	(6)	-	nm
Underlying net profit	**537**	**198**	**735**	**606**	**21.3**	**1,431**	**1,208**	**18.5**

Note:
(1) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging.

SECTION I: GROUP

NEW AND REVISED ACCOUNTING STANDARDS

SingTel has adopted the following new and revised Singapore Financial Reporting Standards ("FRS") with effect from the financial year beginning 1 April 2004 :

FRS 102	Share- Based Payments
FRS 103	Business Combinations
Revised FRS 36	Impairment Of Assets
Revised FRS 38	Intangible Assets

The adjustment in staff costs of S$12.5 million arising from the adoption of FRS 102 has been recorded in the preceding quarter ended 30 June 2004 (see Section II – Page 27). The adoption of FRS 103, Revised FRS 36 and 38 has no effect on the Group's financial statements for the financial year ended 31 March 2004 (see Section II – Page 29).

REVIEW OF GROUP OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2004

The Group's operating revenue for the quarter rose 9.5% to S$3.12 billion. Excluding C1 Defence contract, operating revenue increased 11%. On a sequential basis, operating revenue grew 3.2%.

Optus' revenue recorded an increase of 15% in Singapore dollar terms (9.6% in Australian dollar terms). Excluding C1 Defence contract, Optus revenue registered a higher increase of 18% (12% in Australian dollar terms). However, SingTel recorded a 0.8% decline in operating revenue due to continued weakness in the International Telephone and National Telephone segments.

Operational EBITDA increased by 11% to S$1.15 billion. Operational EBITDA margin remained stable at 36.9%.

Following the disposal of the Group's stake in Belgacom in March 2004, the Group ceased to equity account for Belgacom. Excluding Belgacom's contribution last year, the Group's share of underlying ordinary results of associates rose 38% to S$320 million with increased contributions from the regional mobile associates, especially Bharti.

Group EBITDA grew 9.0% to S$1.55 billion, with Optus accounting for 42% of the Group EBITDA compared to 37% a year ago.

On a proportionate basis, operations outside Singapore accounted for 74% (2Q FY2004:73%) of the Group's enlarged revenue and 66% (2Q FY2004: 63%) of the enlarged EBITDA during the quarter.

Excluding the effects of goodwill, exceptional items, Belgacom's net contribution and net exchange difference recorded on the loan to Optus, the Group's underlying profit grew strongly by 21% to S$735 million.

SECTION I: GROUP

For the current quarter, free cash flow totalled S$667 million. As of 30 September 2004, the Group's net debt gearing increased to 30.9% compared to 17.4% a quarter ago mainly due to the payment of S$3.01 billion for the share capital reduction in September 2004.

For The Half Year Ended 30 September 2004

For the half year under review, the Group recorded a 5.7% growth in operating revenue to S$6.14 billion. Excluding C1 Defence contract revenue, operating revenue increased by a higher 11%.

Operational EBITDA margin increased by 1.4 percentage points to 37.1% and EBITDA increased 8.1% to S$3.06 billion.

The Group's underlying profit increased strongly by 19% to S$1.43 billion.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The Singapore GDP growth for the quarter ended 30 September 2004 was estimated to be 7.7%, although the extent of the recovery differed across sectors. The Singapore Government's forecast for 2004 GDP growth is 8 to 9%, with 3 to 5% forecast for 2005, compared to 1.1% in 2003. SingTel's guidance for its domestic business assumes no material deterioration in this economic outlook.

The GDP forecast consensus for Australia's economy in 2004 and 2005 is 3.6% and 3.4% respectively.

This guidance takes into account the disposal of SingTel's equity interests in Belgacom in March 2004. More than 70% of proportionate revenues and more than 60% of proportionate EBITDA of the Group came from outside Singapore in the quarter ended 30 September 2004.

The outlook for the Group's overseas operations continues to be positive.

Singapore

SingTel expects operating revenue for the current financial year to be comparable to the year ended 31 March 2004. Higher data and IT revenues are expected to offset pricing pressures on International Telephone revenue.

SingTel aims to maintain operational EBITDA margins at around 50% for the year as a whole.

SingTel will monitor the economic outlook and business demands and adjust capital expenditure plans accordingly. The capex to revenue ratio is expected at low teens, with the continuing rollout of the 3G mobile network.

For the year ending 31 March 2005, SingTel expects to generate free cash flow of approximately S$1.4 billion. Compared to the year ended 31 March 2004, capital expenditure will increase. The cash flows for the year ended 31 March 2004 benefited from the Belgacom dividends and SingPost special dividends.

SECTION I: GROUP

Australia

Optus expects double digit operational EBITDA growth with revenue growth and margin expansion. The rate of margin expansion is however not expected to be as rapid as in the past two years and margins may fluctuate from quarter to quarter due to seasonal impacts.

For the year ending 31 March 2005, Optus targets to maintain its track record of expanding market share and growing revenue at around twice the rate of the Australian telecommunications sector as a whole.

Capital expenditure will be approximately A$1 billion, with capex to revenue ratio targets in the mid teens. This includes capital expenditure related to the progressive rollout of the Optus 3G mobile network and the D series satellites; spending on these projects is expected to accelerate in the second half.

Optus aims to generate free cash flow before interest expense exceeding A$1 billion, with growth in operating cash offset by higher capital expenditure.

Associates

The EBITDA contribution from the regional mobile associates is expected to grow at double digit levels. The overall contribution from the associates is expected to be approximately the same as the year ended 31 March 2004. In line with the increase in EBITDA contribution, cash dividends from the regional mobile associates are expected to increase.

Group

The Group expects consolidated operating revenue and operational EBITDA to increase.

The Group's medium term objective is to grow underlying earnings[4] at double digits. The Group's ability to grow at these levels for the financial year ending 31 March 2005 depends on economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment.

Strategic focus

In recent years, the strategic focus of the Group has been on execution and maximising the value of existing businesses and its regional franchise. This has included reviewing opportunities to increase shareholdings in existing associates. Consistent with this approach, Optus has been successfully integrated and the shareholding in Globe Telecom has increased.

Stronger operating cash flows and disposals of non-core assets have allowed the Group to reduce leverage to comfortable levels. SingTel therefore continues to have the flexibility to consider new investments.

---

[4] Underlying earnings is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.

SECTION I: GROUP

The Group has a track record of making successful acquisitions and investments. The geographic focus will remain in Asia, with a preference for strategic investments where SingTel can add value by taking an active role in management, and which can be funded from internal cash flow generation.

Credit rating and dividend policy

The Group is committed to maintaining its strong investment grade credit ratings with the following credit metrics – a net debt to EBITDA ratio of 1.5 to 2.0 times, and an EBITDA to net interest cover of 8 to10 times.

In November 2003, SingTel increased its dividend payout ratio target range to 40 to 50% of net profit after tax and before goodwill and exceptionals. If exceptional items result in significant cash inflows, the Board will review alternative capital management strategies.

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Sep 2004 SingTel S$ m	Quarter 30 Sep 2004 Optus S$ m	Quarter 30 Sep 2004 Group S$ m	Quarter 30 Sep 2003 Group S$ m	YOY Chge %	Half Year 30 Sep 2004 Group S$ m	Half Year 30 Sep 2003 Group S$ m	YOY Chge %
Mobile communications	205	1,007	1,212	1,071	13.2	2,401	2,083	15.3
National telephone	133	525	658	618	6.5	1,310	1,191	10.0
Data and Internet	294	291	584	496	17.8	1,142	982	16.3
International telephone	167	79	246	278	-11.5	493	535	-7.9
IT and engineering services	139	37	176	144	22.4	342	294	16.1
Sale of equipment	26	136	161	116	38.9	292	243	20.5
Cable television	-	41	41	43	-4.2	83	85	-1.9
Directory advertising	-	-	-	-	-	-	17	nm
Others (1)	31	9	40	43	-7.4	78	90	-13.9
	994	2,125	3,120	2,810	11.0	6,141	5,520	11.3
C1 Defence contract	-	-	-	40	nm	-	290	nm
	994	**2,125**	**3,120**	**2,849**	**9.5**	**6,141**	**5,810**	**5.7**
Operating revenue			**3,120**	**2,849**	**9.5**	**6,141**	**5,810**	**5.7**
Associates' proportionate revenue (2) (ex-Belgacom)			851	712	19.6	1,686	1,398	20.6
			3,971	**3,561**	**11.5**	**7,827**	**7,207**	**8.6**
Belgacom's proportionate revenue			-	364	nm	-	709	nm
Enlarged revenue			**3,971**	**3,925**	**1.2**	**7,827**	**7,916**	**-1.1**

Notes:
(1) Comprises revenue from paging services, maritime and land mobile revenue, lease of satellite revenue (excluding C1 Defence contract) and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

SECTION I: GROUP

Revenue Mix By Services	Quarter 30 Sep 2004 Mix	Quarter 30 Sep 2003 Mix	Half Year 30 Sep 2004 Mix	Half Year 30 Sep 2003 Mix
Mobile communications	39%	38%	39%	36%
National telephone	21%	22%	21%	20%
Data and Internet	19%	17%	19%	17%
International telephone	8%	10%	8%	9%
IT and engineering services	6%	5%	6%	5%
Others	8%	8%	7%	12%
	100%	**100%**	**100%**	**100%**

Excluding Optus' C1 Defence contract, the Group's operating revenue increased by 11% to S$3.12 billion. Revenue from Australia accounted for 68% of the Group's total operating revenue, compared to 65% a year ago.

Mobile communications revenue continued to be the top revenue stream, contributing 39% of Group operating revenue from 38% a year ago. Data and Internet revenue registered a strong increase of 18% and contributed 19% of Group operating revenue, up from 17% a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 1.2% to S$3.97 billion. Excluding Belgacom, the enlarged revenue increased 12%, reflecting strong revenue performance of the regional mobile associates.

SECTION I: GROUP

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Sep					Half Year 30 Sep		
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %	2004 Group S$ m	2003 Group S$ m	YOY Chge %
Selling & administrative	133	463	596	529	12.5	1,181	1,054	12.1
Traffic expenses	104	470	574	524	9.4	1,143	1,014	12.7
Staff costs	151	240	391	382	2.4	755	724	4.3
Cost of sales (excl C1)	95	271	366	303	20.6	700	605	15.7
Repairs & maintenance	31	41	72	71	1.1	143	140	1.9
Others	(4)	(10)	(14)	(17)	-18.0	(29)	(17)	68.8
	509	1,475	1,985	1,794	10.7	3,893	3,520	10.6
Cost of sales - C1	-	-	-	36	nm	-	254	nm
Total	**509**	**1,475**	**1,985**	**1,830**	**8.5**	**3,893**	**3,773**	**3.2**

	Quarter 30 Sep		Half Year 30 Sep	
As a percentage of operating revenue	2004	2003	2004	2003
Selling & administrative	19%	19%	19%	18%
Traffic expenses	18%	18%	19%	17%
Staff costs	13%	13%	12%	12%
Cost of sales	12%	12%	11%	15%
Repairs & maintenance	2%	3%	2%	2%
Others	*	-1%	*	*
	64%	**64%**	**63%**	**65%**

** represents less than -0.5%*

Excluding Optus' C1 Defence contract, the Group's operating expenses increased 11% to S$1.99 billion. Operating expenses as a percentage of revenue remained stable at 64%.

SingTel's operating expenses increased 1.2%. Optus' underlying operating expenses increased 14% in Singapore dollar terms (8.9% in Australian dollar terms) mainly due to higher selling & administrative and traffic expenses.

Selling and administrative expenses increased 13% and is the Group's largest expense item, accounting for 19% of total operating revenue. Traffic expenses accounted for 18% of total operating revenue. Approximately 72% of the S$574 million in traffic expenses were interconnection costs in Australia.

SECTION I: GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Sep 2004 S$M	30 Jun 2004 S$M	31 Mar 2004 S$M
Current assets (excluding cash)	2,621	2,644	4,875
Cash and bank balances	2,229	5,587	3,162
Non-current assets	28,389	28,137	28,820
Total assets	33,239	36,368	36,857
Current liabilities	4,976	4,558	4,947
Non-current liabilities	11,072	11,548	12,109
Total liabilities	16,048	16,105	17,056
Net assets	**17,190**	**20,263**	**19,802**
Share capital	2,492	2,679	2,677
Reserves	14,687	17,572	17,075
Share capital and reserves	17,179	20,251	19,752
Minority interests	11	11	49
	17,190	20,263	19,802

SingTel completed the capital reduction exercise in September 2004, where 1 out of every 14 issued number of SingTel's issued shares was cancelled at S$2.36 per share. Capital reduction payments amounted to S$3.01 billion. As at 30 September 2004, the number of outstanding issued shares was 16,615,082,566, 7% lower than a quarter ago.

GROUP LIQUIDITY AND GEARING

	As at		
	30 Sep 2004 S$ m	30 Jun 2004 S$ m	31 Mar 2004 S$ m
Gross debt:			
Current debt	1,686	1,283	1,153
Non-current debt	8,034	8,518	8,740
Gross debt as reported in balance sheet	9,720	9,801	9,892
Revaluation of related hedging instruments	212	45	379
	9,932	**9,846**	**10,271**
Less: cash and bank balances	(2,229)	(5,587)	(3,162)
Net debt	7,704	4,259	7,109
Gross debt gearing ratio (1)	*36.6%*	*32.7%*	*34.2%*
Net debt gearing ratio	*30.9%*	*17.4%*	*26.4%*

Note:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 30 September 2004 amounted to S$9.93 billion, S$86 million higher than a quarter ago. New borrowings (bank loans and finance liabilities) in the quarter were S$31 million. The revaluation differences arising from foreign currency denominated debts net of the hedging instruments as at 30 September 2004 accounted for the balance of the increase in debt.

SECTION I: GROUP

Net debt increased by S$3.45 billion in the quarter with cash outlays of S$3.01 billion for the capital reduction, S$915 million for the FY 2004 final dividend and S$277 million for the acquisition of Uecomm by Optus.

SECTION I: GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY Chge
	30 Sep 2004 S$ m	30 Sep 2003 S$ m	30 Jun 2004 S$ m	30 Sep 2004 S$ m	30 Sep 2003 S$ m	%
Net cash inflow from operating activities						
Profit before tax	986	699	937	1,924	2,114	-9.0
Depreciation	487	439	474	961	870	10.5
Amortisation of goodwill	-	163	-	-	325	nm
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(320)	(301)	(296)	(616)	(592)	4.0
Exceptional items	(30)	22	2	(28)	(681)	-95.8
Net interest expense	108	93	95	202	185	9.2
Other non-cash items	9	13	15	24	24	-1.6
Non-cash items	170	344	205	375	(37)	nm
Operating cashflow before working capital changes	1,156	1,043	1,142	2,298	2,077	10.7
Changes in operating assets and liabilities	(155)	(95)	(184)	(339)	(214)	58.3
	1,001	948	958	1,959	1,863	5.2
Dividends received from associates	170	281	62	232	415	-44.0
Tax paid	(157)	(200)	(31)	(188)	(218)	-13.5
	1,013	**1,029**	**990**	**2,003**	**2,060**	**-2.8**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equip	(347)	(267)	(313)	(660)	(557)	18.5
Proceeds from sale of associates	14	-	2,334	2,348	1	@
Repayment of loans to associates/(Investment in associates	13	-	11	24	(3)	nm
Net sale/(purchase) of short term investments	111	(274)	(32)	79	(279)	nm
Proceeds from disposal of long term investments	30	-	13	44	57	-23.0
Payment for acquisition of UECOMM, net of cash acquired	(277)	-	-	(277)	-	nm
Proceeds from disposal of SingPost, net of cash disposed	-	-	-	-	349	nm
Proceeds from disposal of directory business and assets	-	7	-	-	223	nm
Settlement of Dingo Blue legal suit	-	(27)	-	-	(27)	nm
Others *(proceeds on disposal of plant & equip etc)*	26	44	18	44	57	-23.3
	(430)	**(517)**	**2,031**	**1,601**	**(179)**	**nm**
Net cash (outflow)/ inflow from financing activities						
Net increase/(decrease) in borrowings	31	(794)	(263)	(232)	(637)	-63.6
Bond buyback	-	486	-	-	486	nm
Net interest paid on borrowings and swaps	(95)	(97)	(120)	(215)	(245)	-12.2
Payment for share capital reduction	(3,010)	-	-	(3,010)	-	nm
Dividends paid to SingTel shareholders	(915)	(765)	-	(915)	(765)	19.7
Payments to minority shareholder	-	-	(229)	(229)	(6)	@
Proceeds from share issue	48	2	21	69	2	@
Others	(2)	-	-	(2)	-	nm
	(3,943)	**(1,169)**	**(591)**	**(4,534)**	**(1,165)**	**289.2**
Net (decrease)/ increase in cash & cash equivalents	(3,359)	(656)	2,430	(930)	716	nm
Exchange effects of cash and cash equivalents	1	-	(5)	(3)	-	nm
Group cash and cash equivalents at beginning	5,587	2,321	3,162	3,162	949	233.0
Group cash and cash equivalents at end	2,229	1,665	5,587	2,229	1,665	33.8
Free cash flow [1]	**667**	**763**	**676**	**1,343**	**1,503**	**-10.6**
Capital expenditure (accrual basis)						
SingTel	124	85	51	175	139	26.4
Optus	250	188	145	395	306	29.2
Group	**375**	**273**	**196**	**570**	**444**	**28.3**
Cash capex to operating revenue	***11%***	***9%***	***10%***	***11%***	***10%***	

SECTION I: GROUP

Note:

(1) Free cashflow refers to cashflow from operating activities less cash capex.

Group operating cash flows (before dividends and tax) in the quarter increased 5.6% to S$1.00 billion with stronger operational performance. In the corresponding quarter last year, the Group had received a special dividend from SingPost of S$110 million. Consequently, dividends received from associates this quarter decreased S$111 million or 40% from a year ago.

The net cash outflow for investing activities in the quarter amounted to S$430 million. Optus completed the purchase of 100% share capital of Uecomm for a cash outlay of S$277 million[5] in September. Cash capital expenditure rose to S$347 million, 30% higher than a year ago due mainly to investments this quarter in satellite capacity.

Free cash flow remained healthy at S$667 million in the quarter.

The net cash outflow for financing activities increased by S$2.77 billion to S$3.94 billion. The capital reduction exercise resulted in 7% of SingTel's issued shares being cancelled at a total cash consideration of S$3.01 billion. A final dividend of S$915 million in respect of FY03/04 was paid this quarter.

Ending cash and cash equivalents decreased by S$3.36 billion to S$2.23 billion as at 30 September 2004.

Please refer to Sections II and III for more information on cash flows.

[5] This amount included S$56 million which Optus paid to acquire a loan to Uecomm from its former parent.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

- **Operating revenue slightly down 0.8% at S$994 million.**
- **Operational EBITDA margin at 49.4%.**
- **Underlying earnings from associates up 37% to S$321 million.**
- **EBITDA was S$896 million, comparable to the preceding quarter and the same quarter last year. Excluding Belgacom's contribution last year, EBITDA increased 10.8% year on year.**
- **Underlying net profit up 13% to S$537 million.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

- **Underlying operating revenue (i.e. excluding directory advertising) down 1.8% at S$1.99 billion.**
- **Operational EBITDA margin at 50.4%.**
- **Underlying earnings from associates up 35% to S$614 million.**
- **EBITDA remained stable at S$1.79 billion. Excluding Belgacom, EBITDA increased 10%.**
- **Underlying net profit increased 8.9% to S$1.05 billion.**

SECTION II: SINGTEL

	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Operating revenue	994	1,003	-0.8	1,995	2,048	-2.6
- excluding directory services (1)	*994*	*1,003*	*-0.8*	*1,995*	*2,031*	*-1.8*
Operational EBITDA	491	507	-3.2	1,006	1,042	-3.5
Operational EBITDA margin	*49.4%*	*50.6%*		*50.4%*	*50.9%*	
Share of associates' results	321	303	6.0	614	590	4.0
- ordinary operations, ex-Belgacom (2)	321	234	37.3	614	454	35.1
- exceptional items, ex-Belgacom	-	(17)	nm	-	(39)	nm
- operations of Belgacom	-	86	nm	-	175	nm
EBITDA	896	894	0.2	1,788	1,801	-0.7
Exceptional gains	30	4	@	28	708	-96.0
Net profit (before goodwill and exceptionals)	538	528	1.9	1,056	1,071	-1.4
Underlying net profit (3)	537	476	13.0	1,050	964	8.9
Net profit	568	369	53.8	1,085	1,454	-25.4

Notes:
(1) Exclude directory advertising services for the last corresponding periods.
(2) Excluding the pre-tax contribution from Belgacom, which ceased to be equity accounted from 1 April 2004.
(3) Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.

SECTION II: SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS
For The Second Quarter And Half Year Ended 30 September 2004

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2004	2003	Chge	2004	2003	Chge
	S$ m	S$ m	%	S$ m	S$ m	%
Operating revenue	**994**	**1,003**	**-0.8**	**1,995**	**2,048**	**-2.6**
Operating expenses	(509)	(504)	1.2	(999)	(1,019)	-2.0
	485	499	-2.9	996	1,028	-3.2
Other income	7	8	-21.4	10	14	-26.6
Operational EBITDA	**491**	**507**	**-3.2**	**1,006**	**1,042**	**-3.5**
-EBITDA margin	***49.4%***	***50.6%***		***50.4%***	***50.9%***	
Compensation from IDA	84	84	-	169	169	-
Share of results of associates						
- ordinary operations, ex-Belgacom	321	234	37.3	614	454	35.1
- exceptional items, ex-Belgacom	-	(17)	nm	-	(39)	nm
- operations of Belgacom	-	86	nm	-	175	nm
	321	303	6.0	614	590	4.0
EBITDA	**896**	**894**	**0.2**	**1,788**	**1,801**	**-0.7**
EBITDA (ex-Belgacom)	***896***	***809***	***10.8***	***1,788***	***1,626***	***10.0***
Amortisation of goodwill	-	(163)	nm	-	(324)	nm
Depreciation & other amortisation	(178)	(162)	9.7	(355)	(327)	8.3
EBIT	**719**	**570**	**26.2**	**1,434**	**1,149**	**24.8**
Net finance expense						
- net interest expense	(45)	(33)	38.7	(90)	(86)	5.3
- other finance (loss)/ income	(5)	*	nm	4	16	-73.0
	(50)	(33)	51.7	(86)	(70)	23.1
Profit before EI	**669**	**537**	**24.6**	**1,348**	**1,080**	**24.9**
Exceptional items ("EI")	30	4	@	28	708	-96.0
Profit before tax	**699**	**541**	**29.2**	**1,376**	**1,787**	**-23.0**
Taxation	(131)	(178)	-26.0	(293)	(352)	-16.9
Profit after tax	**568**	**363**	**56.2**	**1,084**	**1,435**	**-24.5**
Minority interests	*	6	nm	1	19	-96.3
Net profit	**568**	**369**	**53.8**	**1,085**	**1,454**	**-25.4**
Net profit	**568**	**369**	**53.8**	**1,085**	**1,454**	**-25.4**
Exclude:						
Amortisation of goodwill	-	163	nm	-	324	nm
Exceptional items	(30)	(4)	@	(28)	(708)	-96.0
Belgacom's net contribution	-	(52)	nm	-	(107)	nm
Exchange difference, net of hedging	*	-	nm	(6)	-	nm
Underlying net profit	**537**	**476**	**13.0**	**1,050**	**964**	**8.9**

SECTION II: SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2004

With continued keen competition in the International Telephone segment, overall operating revenue for the quarter fell 0.8% to S$994 million. Against the preceding quarter, revenue recorded a lower decline of 0.6%.

Data and Internet revenue increased 5.1% and IT & Engineering revenue grew 12%. International Telephone revenue declined 14% mainly due to competitive pricing and lower inpayments.

With increased selling and promotion expenses, operating expenses rose 1.2% to S$509 million. Operational EBITDA margin dropped by 1.2 percentage point to 49.4%.

Excluding Belgacom, the pre-tax contributions from the ordinary operations of SingTel's associates improved by 38% to S$321 million due to higher earnings from the regional mobile associates, especially Bharti. Earnings from associates accounted for 48% (2Q FY2004: 56%) of SingTel's profit before tax and exceptional items.

EBIT rose 26% to S$719 million as goodwill ceased to be amortised from 1 April 2004. In the same quarter last year, amortisation of goodwill amounted to S$163 million.

Net profit after tax was S$568 million. On a comparable basis, i.e. excluding goodwill, exceptionals, Belgacom's net contribution and non-recurring exchange differences, the underlying net profit grew 13% to S$537 million.

SingTel generated free cash flow of S$314 million for the quarter.

For The Half Year Ended 30 September 2004

For the half year under review, operating revenue fell 2.6% to S$1.99 billion. Excluding directory advertising revenue, operating revenue decreased by a smaller 1.8%.

Operational EDITDA margin remained strong at 50.4%, comparable to the same period last year.

SingTel's share of associates' underlying ordinary results grew by 35% to S$614 million, which accounted for 46% (H1 FY2004: 55%) of profit before tax and exceptionals.

The underlying profit rose 8.9% to S$1.05 billion.

SECTION II: SINGTEL

OPERATING REVENUE

SINGTEL	Quarter 30 Sep					Half Year 30 Sep				
	2004		2003		YOY	2004		2003		YOY
	S$ m	Mix %	S$ m	Mix %	Chge %	S$ m	Mix %	S$ m	Mix %	Chge %
Data and Internet	294	30	279	28	5.1	592	30	561	27	5.5
Mobile communications	205	21	206	21	-0.8	412	21	407	20	1.2
International telephone	167	17	194	19	-14.2	335	17	395	19	-15.2
IT and engineering	139	14	124	12	12.3	275	14	256	13	7.8
National telephone	133	13	141	14	-5.5	266	13	288	14	-7.6
Sale of equipment	26	3	22	2	14.3	53	3	49	2	8.8
Others (1)	31	3	36	4	-12.1	61	3	75	4	-18.5
	994	100	1,003	100	-0.8	1,995	100	2,031	99	-1.8
Directory advertising	-	-	-	-	-	-	-	17	1	nm
Total	**994**	**100**	**1,003**	**100**	**-0.8**	**1,995**	**100**	**2,048**	**100**	**-2.6**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

Data & Internet services, the largest revenue stream, contributed 30% of total operating revenue compared to 28% a year ago. Mobile communications remained the second largest revenue stream at 21%. International Telephone's contribution fell to 17% from 19% a year ago. IT & Engineering exceeded National Telephone to be the fourth highest revenue stream at 14%, up from 12% a year ago. National Telephone revenue declined 5.5% during the quarter.

SECTION II: SINGTEL

Data and Internet

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Data services						
Local leased circuits [1]	104	95	8.9	204	190	7.1
International leased circuits	50	45	11.6	104	99	5.2
Managed services [2]	20	16	27.8	40	29	35.4
ISDN	15	16	-5.6	31	32	-4.1
ATM	14	11	24.3	26	23	12.6
Frame relay	5	8	-29.3	10	14	-28.5
Others	18	19	-5.4	38	36	5.2
	226	**209**	**8.0**	**453**	**424**	**6.7**
Internet related						
Broadband	73	56	29.5	143	101	41.7
SingTel Internet Exchange (STiX) [3]	9	15	-41.2	19	30	-37.9
Narrowband and others	21	27	-21.4	45	57	-21.4
	103	**98**	**4.8**	**207**	**188**	**9.8**
Intercompany eliminations	(56)	(51)	10.5	(110)	(96)	15.0
Data and Internet Related	**273**	**256**	**6.4**	**549**	**516**	**6.4**
Capacity sales revenue (after group elimin)	**21**	**23**	**-9.1**	**43**	**45**	**-4.9**
Total	**294**	**279**	**5.1**	**592**	**561**	**5.5**

Key Drivers - Internet related	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Number of broadband lines (000s) [4]	**276**	**268**	**219**	**276**	**219**	**25.9**
Singapore broadband household penetration rate [5]	*40%*	*38%*	*31%*	*40%*	*31%*	
Broadband market share [6]	*58%*	*60%*	*62%*	*58%*	*62%*	
Number of paying Internet dial-up customers (000s)	**132**	**142**	**176**	**132**	**176**	**-25.0**

Notes:

(1) Include resale of overseas local leased circuits.
(2) Include MEG@POP, Connect Plus IP and managed hosting services.
(3) After intragroup's elimination, STiX revenue amounted to S$6 million (2003: S$8 million) and S$13 million (2003: S$15 million) for quarter and half year ended 30 Sep 2004 respectively.
(4) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(5) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(6) Based on total SingTel ADSL lines divided by ADSL and cable lines in the population. Market shares as at 30 Sep 2004 and 30 Jun 2004 based on IDA's published statistics, and market share as at 30 Sep 2003 based on SingTel's estimate.

SECTION II: SINGTEL

Compared to the same quarter last year, overall Data & Internet revenue increased by 5.1% and was stable compared to the preceding quarter.

Data services revenue increased 8.0% against the corresponding quarter last year and was stable against the preceding quarter.

Local leased circuit is the largest component, contributing 46% of total Data services revenue. Revenue increased 8.9% over the same quarter last year and was 3.3% higher than the preceding quarter.

International leased circuit revenue increased 12% on a year on year basis but declined 6.7% against the preceding quarter. The demand for bandwidth more than doubled from a year ago, partially mitigating the fall in bandwidth prices. Compared to the preceding quarter, bandwidth grew 30%.

Internet revenue grew 4.8% to S$103 million. Against the preceding quarter, it was relatively flat with higher broadband revenue impacted by lower revenue for Narrowband and STiX.

Broadband revenue grew by 30% to S$73 million. As at 30 September 2004, the number of broadband lines rose to 276,000. This was 8,000 higher than a quarter ago and 57,000 higher from a year ago. The growth rate for broadband services has slowed down in recent quarters due mainly to the increased household penetration of 40% and increasing competitive environment. SingTel leads the market with a 58% market share.

As in prior quarters, the dial-up subscriber base continued to decline as customers migrated to higher speed internet access services with competitive pricing plans. As at 30 September 2004, dial-up subscribers totalled 132,000, lower than the 142,000 subscribers a quarter ago.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$21 million, 9.1% lower than the same quarter last year. Please refer to Appendix 4 for more information on C2C.

SECTION II: SINGTEL

Mobile Communications

SINGTEL	Quarter 30 Sep 2004	Quarter 30 Sep 2003	YOY Chge %	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Cellular service [1]	205	206	-0.8	412	407	1.2

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	405	410	398	405	398	1.6
Postpaid	1,111	1,092	1,120	1,111	1,120	-0.8
Total	**1,515**	**1,502**	**1,518**	**1,515**	**1,518**	**-0.2**
MOUs per subscriber per month [2]						
Prepaid	47	43	48	45	48	-6.8
Postpaid	333	315	295	322	294	9.4
Average revenue per subscriber per month [2] (S$ per month)						
Prepaid [3]	15	14	18	15	16	-11.6
Postpaid [4]	72	73	70	72	69	5.1
Blended	**57**	**57**	**56**	**56**	**55**	**3.5**
Data services as % of ARPU [5]	*19%*	*18%*	*16%*	*18%*	*16%*	
Acquisition cost per postpaid subscriber	**179**	**171**	**130**	**184**	**178**	**3.4**
Postpaid external churn per month [6]	*1.2%*	*1.4%*	*1.2%*	*1.3%*	*1.4%*	
Singapore mobile penetration rate [7]	***89%***	***87%***	***82%***	***89%***	***82%***	
Singapore mobile subscribers ('000s) [8]	***3,742***	***3,656***	***3,402***	***3,742***	***3,402***	***10.0***
Market share						
Prepaid	*35%*	*37%*	*43%*	*35%*	*43%*	
Postpaid	*43%*	*43%*	*45%*	*43%*	*45%*	
Overall	***41%***	***41%***	***45%***	***41%***	***45%***	

Notes:
(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.
(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.
(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.
(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.
(5) Includes revenue from SMS, *SEND, MMS and other data services.
(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and Company's initiated churn) as a percentage of the average subscribers.
(7) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.
(8) Source: IDA.

SECTION II: SINGTEL

Singapore mobile's growth rate has generally slowed down, having reached the penetration rate of 89% as at 30 September 2004.

Mobile communications revenue was stable against the same quarter last year and against the preceding quarter.

During the quarter, SingTel launched 3 new postpaid price plans (iOne Value, iOne Plus and iTwo Plus) which help contribute to the increase of 19,000 postpaid mobile subscribers, bringing the total number of mobile subscribers to 1.52 million as at 30 September 2004. Coupled with ongoing customer retention efforts, postpaid churn rate also decreased to 1.2% from 1.4% a quarter ago.

The postpaid ARPU has remained resilient at S$72 despite the aggressive pricing plans.

Average acquisition cost per postpaid subscriber was flat from a quarter ago. Compared to the same quarter last year, acquisition cost per subscriber was up 38% due to increased marketing activities with aggressive pursuit of new subscribers.

Mobile data services continued to grow steadily, contributing 19% of cellular revenue this quarter from 18% in the preceding quarter.

In September 2004, SingTel launched a month-long third generation ("3G") customer trial on selected customers. The full commercial launch of 3G services is scheduled for the first quarter of next calendar year with the expected availability of additional handset models. To date, SingTel has invested approximately S$90 million on 3G network rollout. SingTel expects that 3G mobile service will not be a significant revenue contributor in the near term as it will take some time for the new technology to be adopted and for handsets to become widely available and affordable.

SECTION II: SINGTEL

International Telephone [1]

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
International (incl Malaysia) call revenue	131	150	-12.9	266	301	-11.5
Inpayments and net transit	36	44	-18.1	69	94	-27.0
Total	**167**	**194**	**-14.2**	**335**	**395**	**-15.2**
Outpayments	48	67	-28.7	98	134	-27.0
Net	**119**	**128**	**-6.6**	**237**	**261**	**-9.2**
Margin %	*72%*	*66%*		*71%*	*66%*	

Key drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia) [2]	**238**	**238**	**235**	**476**	**469**	**1.5**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.412**	**0.436**	**0.481**	**0.422**	**0.489**	**-13.7**

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Include wholesale minutes.

International Telephone revenue declined 14% to S$167 million in this quarter. International call revenue declined 13% attributable mainly to a 14% decline in average collection rates with higher rate discounting. Inpayment revenue fell 18% caused by both lower inpayment rates and lower incoming traffic.

On a sequential quarter basis, International Telephone revenue fell by a slower 1.1%.

The volume of international telephone outgoing minutes (excluding Malaysia) was stable against the same quarter last year as well as against the preceding quarter.

Outpayment expense fell 29% with average outpayment rates falling by 32% for the quarter from a year ago.

SECTION II: SINGTEL

IT and Engineering Services ("IT&E")

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
NCS and its subsidiary companies	126	121	4.0	254	241	5.3
IPACS	14	3	328.1	22	15	49.7
	139	**124**	**12.3**	**275**	**256**	**7.8**

Revenue from IT&E services grew 12% to $139 million for the quarter. For the half year ended 30 September 2004, IT&E service revenue rose 7.8% attributable to increased contribution from IPACS and growth across the NCS operating groups and geographic regions.

IPACS contributed S$14 million this quarter compared to S$3 million in the same quarter last year.

Excluding IPACS, IT&E services revenue grew 4.0% in the quarter. Major contract wins, primarily in the applications maintenance business, were made in industry segments such as transportation, government, telecommunications and education.

With business initiatives in the overseas markets including Australia and China gaining momentum, approximately 15% of the IT&E group revenue in the first half was sourced outside of Singapore, up from 12% a year ago. The overseas IT revenue has grown almost 30% in the first half, albeit from a low revenue base, and the Singapore IT business grew 4% year on year.

SECTION II: SINGTEL

National Telephone [1]

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	133	141	-5.5	266	288	-7.6

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
DEL working lines (000s)						
Residential	1,097	1,106	1,130	1,097	1,130	-2.8
Business	759	761	767	759	767	-1.0
Total	**1,857**	**1,867**	**1,896**	**1,857**	**1,896**	**-2.1**
Singapore DEL penetration rate [3]	*45%*	*45%*	*46%*	*45%*	*46%*	
Singapore DEL working lines ('000s) [4]	1,869	1,877	1,904	1,869	1,904	-1.9
DEL market share	*99.3%*	*99.4%*	*99.6%*	*99.3%*	*99.6%*	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.
(3) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.
(4) Source: IDA.

National Telephone revenue fell 5.5% during the quarter, reflecting a decline in the number of DEL lines of 2.1% and lower fixed line traffic (voice and internet dial-up) with increasing mobile and broadband usage.

On a sequential basis, against the preceding quarter, National Telephone revenue was stable.

SECTION II: SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Staff costs	151	156	-2.9	287	306	-6.3
Selling & administrative	133	121	9.3	261	245	6.6
Traffic expenses	104	122	-15.0	208	239	-13.2
Cost of sales	95	82	16.3	196	184	6.8
Repairs & maintenance	31	29	8.4	58	56	3.9
Others (1)	(4)	(6)	-29.3	(11)	(10)	1.9
Total	**510**	**504**	**1.2**	**999**	**1,019**	**-2.0**

Note:
(1) Others include government grants and recoveries of costs.

As a percentage of operating revenue	Quarter 30 Sep 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003
Staff costs	15%	16%	14%	15%
Selling & administrative	13%	12%	13%	12%
Traffic expenses	10%	12%	10%	12%
Cost of sales	10%	8%	10%	9%
Repairs & maintenance	3%	3%	3%	3%
Others	*	-1%	-1%	-1%
Total	**51%**	**50%**	**50%**	**50%**

** represents less than -0.5%*

The operating expenses increased by 1.2% or S$6 million in the current quarter. Against the preceding quarter, it increased by 4.1% or S$20 million. However, excluding the S$9 million reduction in staff costs in the preceding quarter due to adoption of FRS 102, operating expenses increased by a lower 2% or by S$11 million.

SECTION II: SINGTEL

Staff Costs

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Gross staff costs	151	158	-4.1	296	306	-3.2
Performance share cost	4	2	95.0	8	4	105.3
Effects of adoption of FRS 102	-	-	-	(9)	-	nm
	155	160	-2.8	295	310	-4.8
Capitalisation of staff costs	(4)	(4)	-	(8)	(7)	11.8
	151	156	-2.9	287	303	-5.2
SingTel Interactive	-	-	-	-	4	nm
Total, net	**151**	**156**	**-2.9**	**287**	**306**	**-6.3**

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
SingTel average number of staff	10,149	10,155	10,390	10,152	10,606	-4.3
Revenue per staff (S$'000) (1)	98	99	96	196	193	1.8
As at end of period:						
Number of staff						
NCS Group	2,783	2,737	2,831	2,783	2,831	-1.7
SingTel and subsidiary companies	7,316	7,424	7,532	7,316	7,532	-2.9
SingTel	**10,099**	**10,161**	**10,363**	**10,099**	**10,363**	**-2.5**
Optus (2)	9,151	9,067	8,741	9,151	8,741	4.7
Total Group	**19,250**	**19,228**	**19,104**	**19,250**	**19,104**	**0.8**

Notes:
(1) Based on average employee numbers.
(2) Included Uecomm's 144 staff (30 Jun 2004 and 30 Sep 2003 : Nil).

As at 30 September 2004, SingTel's headcount dropped by 2.5% year on year to 10,099.

On a year on year basis, the gross staff costs (before capitalisation and performance share cost) decreased 4.1% with the lower average headcount and lower employer's CPF contribution rate implemented from 1 October 2003.

From 1 April 2004, the Group adopted FRS 102, ***Share-based payments*** for the performance share grants in 2003 and 2004. The reduction in staff costs of S$9 million for SingTel (and S$12.5 million for the Group) for the last financial year was fully recognised in the preceding quarter.

Performance share expense for the performance share grants in 2003 and 2004 amounted to S$4 million for the quarter. The grant was implemented from 2003.

SECTION II: SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Selling & administrative expenses	**133**	**121**	**9.3**	**261**	**245**	**6.6**

Selling & administrative expenses increased by 9.3% attributable mainly to mobile and broadband subscriber acquisition and re-contract costs.

Traffic Expenses

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
International outpayments	48	67	-28.7	98	134	-27.0
Leases [(1)]	44	43	2.8	86	80	7.9
Interconnect	12	13	-3.2	24	26	-7.1
	104	**122**	**-15.0**	**208**	**239**	**-13.2**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

The analysis of outpayments relative to inpayments is provided in page 23.

The decline in interconnect expenses resulted from lower DEL interconnect expenses, partially offset by higher SMS interconnect expenses.

Cost of Sales

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Cost of sales	95	82	16.3	196	184	6.8

The increase in cost of sales is consistent with the increase in related IT and Engineering and Sale of Equipment revenues.

SECTION II: SINGTEL

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Amortisation of goodwill						
- for acquisition of Optus	-	(140)	nm	-	(279)	nm
- for acquisition of associates and other subsi	-	(23)	nm	-	(45)	nm
	-	(163)	nm	-	(324)	nm
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(145)	(131)	10.6	(288)	(264)	9.0
- C2C	(32)	(31)	3.8	(66)	(63)	4.6
	(177)	(162)	9.3	(354)	(327)	8.2
Other amortisation	(1)	*	nm	(1)	*	nm
	(178)	(162)	9.7	(355)	(327)	8.3
Depreciation as a percentage of operating revenue	*18%*	*16%*		*18%*	*16%*	

As explained on page 4, the Group adopted the new FRS 103, revised FRS 36 and FRS 38 from 1 April 2004. With these accounting standards, the carrying value of goodwill as at 1 April 2004 ceased to be amortised but is now reviewed for impairment in accordance with FRS 36.

The increase in depreciation expense was due to the shortening of useful lives of certain property, plant and equipment which was effected in March 2004 quarter.

SECTION II: SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Net interest expense						
Interest income from third parties	14	5	182.0	26	9	201.2
Writeback of interest expense	-	10	nm	-	10	nm
Interest expense	(69)	(67)	4.2	(136)	(141)	-3.5
	(55)	(51)	7.8	(110)	(122)	-9.6
Interest income from Optus	10	19	-46.0	20	36	-44.5
	(45)	**(33)**	**38.7**	**(90)**	**(86)**	**5.3**
Other finance (loss)/ income						
- (Provision)/Writeback for diminution in value of short term investments	(1)	15	nm	1	20	-97.5
- Investment gain / (loss) [1]	2	(6)	nm	6	(2)	nm
- Foreign exchange (loss)/gain (net)	(5)	7	nm	(3)	15	nm
	(5)	16	nm	4	32	-86.7
Premium on bond buy back	-	(17)	nm	-	(17)	nm
	(5)	*****	**nm**	**4**	**16**	**-73.0**

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Excluding interest income from Optus (which is eliminated upon consolidation), the interest income was higher than the same quarter last year due to an increase in average cash holdings.

SECTION II: SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Goodwill impairment	-	-	-	(15)	-	nm
Gain on disposal of 69% equity interest in SingPost	-	-	-	-	545	nm
Gain on disposal of directory assets and businesses	-	5	nm	-	160	nm
Net gain on disposal of non-current investments [2]	28	-	nm	39	3	@
(Provision for)/ Writeback of diminution in value of non-current investments [2]	(1)	(1)	-16.7	1	(2)	nm
Recovery of investment in joint venture companies previously written off	-	-	-	-	1	nm
Others	2	-	nm	2	-	nm
Total	30	4	@	28	708	-96.0

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associates and long term investments.

The exceptional gains in the corresponding half year were mainly capital gains on divestment of a 69% equity interest in SingPost and the sale of the Yellow Pages directory assets and businesses.

In the preceding quarter, a goodwill impairment charge of S$15 million was recorded for IPACS.

SECTION II: SINGTEL

Taxation

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Taxation						
Withholding taxes on dividend income from associates [1]						
- Telkomsel	-	-	-	13	-	nm
- Globe	5	-	nm	5	5	-13.5
- AIS	5	5	4.2	10	8	19.0
- BSI	2	1	35.7	2	1	35.7
	11	6	83.9	30	15	98.7
Current and deferred taxes **(a)**	62	83	-26.0	130	163	-20.1
	73	89	-18.4	160	178	-10.1
Share of taxes of associated and jv companies						
Ordinary results **(b)**	80	93	-13.6	154	180	-14.1
Exceptional results	-	(4)	nm	-	(6)	nm
Globe's recognition of deferred tax benefits	(22)	-	nm	(22)	-	nm
Total	**131**	**178**	**-26.0**	**293**	**352**	**-16.9**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***21.3%***	***19.7%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**1,376**	**1,787**	
Exclude :						
Compensation from IDA				(169)	(169)	
Share of associates' profits				(614)	(590)	
Amortisation of goodwill				-	324	
Provision for short term investments				(1)	(20)	
Exceptional items				(28)	(708)	
C2C losses which have no tax benefit				72	66	
Adjusted pre-tax profits **(c)**				**637**	**691**	
Effective tax rate **(a)/ (c)**				***20.4%***	***23.6%***	
Applicable statutory tax rate in period				***20.0%***	***22.0%***	
Share of associates' profits						
Share of ordinary results **(d)**				614	633	
Effective tax rate **(b)/(d)**				***25.1%***	***28.4%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV – page 59.

In the current quarter, SingTel recognised S$22 million as its share of the tax credit of Globe, from recognition of tax benefits arising from tax losses and other temporary differences which resulted from Globe's 100% acquisition of Innove in 2001.

SECTION II: SINGTEL

The effective tax rate for the associates was 25%, lower than the 28% in the same quarter last year due to the exclusion of Belgacom in this quarter, which has a relatively higher tax rate of 33.99%.

Minority Interests

SINGTEL	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Minority interests	*	6	nm	1	19	-96.3

The accumulated losses attributable to minority shareholders of C2C exceeded their contributions. Accordingly, the losses incurred by C2C for the current quarter were not allocated to the minority shareholders of C2C but had been taken up by SingTel.

SECTION II: SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep 2004 S$ m	30 Sep 2003 S$ m	30 Jun 2004 S$ m	30 Sep 2004 S$ m	30 Sep 2003 S$ m	Chge %
Net cash inflow from operating activities						
Profit before tax	**699**	**541**	**677**	**1,376**	**1,787**	**-23.0**
Depreciation	177	162	177	354	327	8.2
Amortisation of goodwill	-	163	-	-	324	nm
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(321)	(303)	(293)	(614)	(590)	4.0
Exceptional items	(30)	(4)	2	(28)	(708)	-96.0
Other non-cash items	56	35	46	102	73	40.7
Non-cash items	(203)	(31)	(152)	(355)	(743)	-52.2
Operating cash flow before working capital changes	497	510	525	1,022	1,045	-2.2
Changes in operating assets and liabilities	(69)	(88)	(99)	(169)	(147)	14.9
	427	**421**	**426**	**853**	**898**	**-5.0**
Dividends received from associates	170	281	62	232	415	-44.0
Tax paid	(157)	(200)	(31)	(188)	(217)	-13.3
	440	**503**	**457**	**897**	**1,096**	**-18.1**
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equip	(126)	(85)	(85)	(211)	(154)	37.2
Repayment of associates' loans /(investment in associates)	13	-	11	24	(2)	nm
Net sale/(purchase) of short term investments	111	(274)	(32)	79	(279)	nm
Proceeds from sale of associates	14	-	2,334	2,348	-	nm
Proceeds from disposal of long term investments	30	-	13	44	57	-23.0
Proceeds from disposal of subsidiary, net of cash disposed	-	-	-	-	349	nm
Proceeds from disposal of directory assets and business	-	7	-	-	223	nm
Others *(proceeds on disposal of non-current investments etc)*	37	43	17	54	53	1.7
	79	**(310)**	**2,259**	**2,338**	**246**	**@**
Net cash (outflow)/ inflow from financing activities						
Net increase/(decrease) in debt	2	(485)	-	2	(185)	nm
Outstanding settlement of bonds buyback	-	502	-	-	502	nm
Premium paid on bond buyback	-	(17)	-	-	(17)	nm
Net interest paid on borrowings and swaps	(33)	(42)	(74)	(107)	(142)	-24.8
Proceeds from issue of shares from share options	48	2	21	69	2	@
Dividends paid to shareholders	(915)	(765)	-	(915)	(765)	19.7
Payment for share capital reduction	(3,010)	-	-	(3,010)	-	nm
Payments to minority shareholder *(loan and capital repaid, dividends)*	-	-	(229)	(229)	(6)	@
Others	(2)	-	-	(2)	-	nm
	(3,911)	(804)	(282)	(4,193)	(610)	@
Net (decrease)/increase in cash and cash equivalents	(3,392)	(611)	2,434	(958)	731	nm
Cash and cash equivalents at beginning	5,536	2,229	3,103	3,103	888	249.6
Cash and cash equivalents at end	2,144	1,619	5,536	2,144	1,619	32.5
Free cash flow [1]	**314**	**418**	**372**	**686**	**942**	**-27.2**
Capital expenditure - accrual basis	**124**	**85**	**51**	**175**	**139**	**26.4**
Cash capex to operating revenue	*13%*	*8%*	*8%*	*11%*	*8%*	

SECTION II: SINGTEL

Note:
(1) Free cash flow refers to cashflow from operating activities less cash capex.

For the second quarter ended 30 September 2004, operating cash flow for SingTel (before dividend and tax) amounted to S$427 million, stable compared to the same quarter last year. Dividends from associates amounted to S$170 million attributable to dividend receipts from Globe, Telkomsel and AIS (details are shown in Section IV). In the last corresponding quarter, the dividend income was boosted by a special dividend received from SingPost of S$110 million.

Investing activities generated a net cash inflow of S$79 million for the quarter, with proceeds of S$111 million from the sale of short term investments. The cash outflow for capital expenditure was S$126 million, 48% higher than the last corresponding quarter due to new investments in satellite capacity.

With lower dividend receipt and higher cash capital expenditure, free cash flow amounted to S$314 million, 25% lower than the last corresponding quarter.

Net cash outflow for financing activities in the quarter amounted to S$3.91 billion. The capital reduction exercise resulted in 7% of the issued shares being cancelled at a total consideration of S$3.01 billion. A final dividend of S$915 million (at 6.4 cents per share, less tax) was paid in respect of FY03/04. In the same quarter last year, the dividend paid amounted to S$765 million (at 5.5 cents per share, less tax).

Cash and cash equivalents for the quarter decreased by S$3.39 billion, resulting in a cash balance of S$2.14 billion as at 30 September 2004.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

- Operating revenue up 12% (excluding the one-off C1 Defence contract).
- Operational EBITDA up 18% (excluding the one-off C1 Defence contract).
- Operational EBITDA margin increased to 31.0% -- up 1.7 percentage points.
- Net profit of A$163 million -- up 82%.
- Free cash flow of A$291 million -- down 3.4%.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

- Operating revenue up 12% (excluding the one-off C1 Defence contract).
- Operational EBITDA up 20% (excluding the one-off C1 Defence contract).
- Operational EBITDA margin increased to 30.7% -- up 2.0 percentage points.
- Net profit of A$315 million -- up 66%.
- Free cash flow of A$540 million -- up 11%.

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Operating revenue	1,754	1,601	9.6	3,416	3,302	3.5
- excluding the C1 Defence contract	1,754	1,567	12.0	3,416	3,051	12.0
Operational EBITDA	544	462	17.7	1,050	906	15.8
Operational EBITDA margin	*31.0%*	*28.9%*		*30.7%*	*27.5%*	
- excluding the C1 Defence contract	*31.0%*	*29.3%*		*30.7%*	*28.7%*	
EBIT	285	212	34.5	547	411	33.1
Net profit	163	90	82.2	315	190	65.8
Free cash flow	291	301	-3.4	540	486	11.0

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Second Quarter And Half Year Ended 30 September 2004

	Quarter 30 Sep 2004 A$ m	Quarter 30 Sep 2003 A$ m	YOY Chge %	Half Year 30 Sep 2004 A$ m	Half Year 30 Sep 2003 A$ m	YOY Chge %
Operating revenue	**1,754**	**1,601**	**9.6**	**3,416**	**3,302**	**3.5**
Operating expenses	(1,217)	(1,149)	5.9	(2,384)	(2,416)	-1.3
	537	452	**18.9**	1,032	886	**16.6**
Other income	7	11	-34.3	17	21	-16.9
Operational EBITDA	**544**	**462**	17.7	**1,050**	**906**	**15.8**
- EBITDA margin	*31.0%*	*28.9%*		*30.7%*	*27.5%*	
Share of results of joint ventures	(1)	(1)	-15.4	2	2	-6.3
EBITDA	**543**	**461**	**17.7**	**1,051**	**908**	**15.8**
Amortisation of goodwill [(2)]	-	(1)	nm	-	(1)	nm
Depreciation & other amortisation	(258)	(249)	3.8	(504)	(496)	1.7
EBIT	**285**	**212**	**34.5**	**547**	**411**	**33.1**
Net finance expense	(48)	(52)	-8.3	(96)	(102)	-5.6
Profit before exceptional items	**237**	**160**	**48.3**	**451**	**309**	**45.9**
Exceptional items	-	(23)	nm	-	(23)	nm
Profit before tax	**237**	**137**	**73.2**	**451**	**286**	**57.6**
Tax expense	(74)	(47)	56.2	(137)	(97)	41.5
Net profit after tax	**163**	**90**	**82.2**	**315**	**190**	**65.8**

Notes:

(1) Refer to next page for amounts excluding the one-off C1 Defence contract.

(2) Refer to page 29 for explanation of cessation of amortisation of goodwill.

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the quarter and half year ended 30 September 2004, compared to the corresponding prior periods, are as follows:

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Operating revenue	**1,754**	**1,567**	**12.0**	**3,416**	**3,051**	**12.0**
Operating expenses	(1,217)	(1,118)	8.9	(2,384)	(2,196)	8.5
Operational EBITDA	**544**	**459**	**18.4**	**1,050**	**875**	**19.9**
Operational EBITDA margin	***31.0%***	***29.3%***		*30.7%*	*28.7%*	
Profit before tax	**237**	**134**	**77.1**	**451**	**255**	**76.7**
Net profit after tax	**163**	**88**	**86.5**	**315**	**168**	**87.2**

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus continued to grow more quickly than the market as a whole. Operating revenue grew by 12% compared to the same quarter last year (excluding the C1 Defence contract). September 2004 quarter revenues were 5.6% higher than the June 2004 quarter. These results include A$18 million of operating revenue from Optus' recent acquisition, Uecomm, which was consolidated from 8 July 2004.

Optus also continued its tight control of costs, such that EBITDA margins expanded to 31.0% in the current quarter. Consequently, operational EBITDA grew by 18%, with approximately 62% of this growth coming from Mobile and 38% from the fixed line divisions.

Excluding last year's C1 Defence contract, net profit after tax for the quarter increased by 87% to A$163 million.

Free cash flow of A$291 million represented a modest decline of 3.4% compared to the same quarter last year, mainly due to higher cash capital expenditure and working capital changes. The ratio of cash capital expenditure to operating revenue (excluding the C1 Defence contract) fell further to 10% from 11% a quarter ago.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2004 are as follows:

	Quarter 30 Sep 2004 A$ m	Quarter 30 Jun 2004 A$ m	QOQ Chge %
Operating revenue	**1,754**	**1,662**	**5.6**
Operating expenses	(1,217)	(1,166)	4.4
Operational EBITDA	**544**	**506**	**7.5**
Operational EBITDA margin	***31.0%***	***30.4%***	
Profit before tax	**237**	**214**	**10.9**
Net profit	**163**	**151**	**8.1**
Free cash flow	**291**	**248**	**17.3**

Consistent with prior years, the second quarter saw strong growth in operating revenue which increased by 5.6%. Excluding the contribution from the recently acquired Uecomm, operating revenue grew by 4.5%. Operational EBITDA margin improved to 31.0% with operational EBITDA and net profit both improving by 8%. Free cash flow increased by 17%.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Operating revenue by division:						
Mobile	954	843	13.1	1,855	1,643	12.9
Optus business	299	283	5.7	565	752	-24.8
- excluding the C1 Defence contract	*299*	*249*	20.3	*565*	*501*	12.8
Optus wholesale	132	113	16.3	260	209	24.2
Consumer and multimedia	384	376	2.3	766	725	5.7
Less inter-divisional revenue [(1)]	(15)	(14)	2.8	(29)	(27)	8.2
Total	**1,754**	**1,601**	**9.6**	**3,416**	**3,302**	**3.5**
- excluding C1 Defence contract	***1,754***	***1,567***	**12.0**	***3,416***	***3,051***	**12.0**
Operational EBITDA by division:						
Mobile	375	323	16.2	724	624	16.0
Optus business & wholesale	118	94	25.6	223	204	9.6
- excluding the C1 Defence contract	*118*	*91*	29.7	*223*	*173*	29.3
Consumer and multimedia	50	45	11.3	103	79	29.9
Total	**544**	**462**	**17.7**	**1,050**	**906**	**15.8**
- excluding C1 Defence contract	***544***	***459***	**18.4**	***1,050***	***875***	**19.9**
Operational EBITDA margins by division:						
Mobile	*39%*	*38%*		*39%*	*38%*	
Optus business & wholesale	*27%*	*24%*		*27%*	*21%*	
- excluding the C1 Defence contract	*27%*	*25%*		*27%*	*24%*	
Consumer and multimedia	*13%*	*12%*		*13%*	*11%*	
Total	***31.0%***	***28.9%***		***30.7%***	***27.5%***	
- excluding C1 Defence contract	***31.0%***	***29.3%***		***30.7%***	***28.7%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus reported its eleventh successive quarter of double-digit revenue growth. All divisions continued to contribute to Optus's success. Mobile contributed 59% of the revenue growth and 62% of the EBITDA growth. The fixed line divisions contributed 41% of revenue growth and 38% of EBITDA growth with both divisions improving EBITDA margins.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Sep 2004 A$ m	Quarter 30 Sep 2003 A$ m	YOY Chge %	Half Year 30 Sep 2004 A$ m	Half Year 30 Sep 2003 A$ m	YOY Chge %
Mobile communications revenue [1]						
Services	842	764	10.1	1,658	1,493	11.0
Equipment	112	79	41.7	197	150	31.1
	954	**843**	**13.1**	**1,855**	**1,643**	**12.9**
Operational EBITDA [2]	**375**	**323**	**16.2**	**724**	**624**	**16.0**
- EBITDA margin	*39%*	*38%*		*39%*	*38%*	

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	2,782	2,631	2,130	2,782	2,130	30.6
Postpaid	3,137	3,090	2,943	3,137	2,943	6.6
Total	**5,919**	**5,721**	**5,073**	**5,919**	**5,073**	16.7
Mobile penetration rate [3]	*84%*	*80%*	*74%*	*84%*	*74%*	
MOUs per subscriber per month [4]						
Prepaid	61	46	69	53	69	-22.4
Postpaid	129	127	130	128	129	-0.6
ARPU per month (A$) [4]						
Prepaid	22	22	23	22	23	-1.8
Postpaid	71	70	71	71	70	0.9
Blended	**48**	**48**	**51**	**48**	**51**	-5.1
Data revenue as a percentage of service revenue	*15%*	*15%*	*14%*	*15%*	*13%*	
Market (000s) [5]	**16,865**	**16,183**	**14,772**	**16,865**	**14,772**	**14.2**
Market share - total [5]	*35%*	*35%*	*34%*	*35%*	*34%*	
Retail postpaid churn rate per month [6]	*1.4%*	*1.4%*	*1.4%*	*1.4%*	*1.4%*	
% users through wholesale [7]	*18%*	*18%*	*18%*	*18%*	*18%*	
Acquisition cost per subscriber	**A$134**	**A$166**	**A$159**	**A$149**	**A$174**	**-14.1**

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.
(6) Churn excludes customers transferring from postpaid to prepaid.
(7) Based on the nature of the billing arrangements between Optus and its Wholesale customers including Virgin Mobile, all Wholesale subscribers are included as postpaid subscribers.

SECTION III : OPTUS

Although smaller players are competing more aggressively on price, Optus has again performed well in Mobile this quarter. Operating revenue grew by 13% compared to the same quarter last year, whilst margins improved to 39%.

Service revenue grew by 10% in the quarter as the division added an additional 198,000 subscribers to its base. Both postpaid and prepaid ARPUs remained strong in the quarter as data revenues grew by 25% to reach 15% of service revenue.

Mobile had 5.92 million subscribers at the end of September 2004 with almost 900,000 Optus Zoo subscribers. Optus Zoo is Australia's leading mobile market portal. Next year, Optus will introduce 3G services using a network sharing deal to reduce rollout costs.

Optus Mobile's strong revenue growth and continued cost control, including a fall in unit subscriber acquisition costs of 16%, resulted in operational EBITDA increasing by 16% to A$375 million. Margins for the December 2004 quarter may be impacted by the traditional seasonal peak in new customer additions, whilst revenues and margins for the March 2005 quarter will be impacted by the reduction in mobile termination rates.

Mobile cash capital expenditure for the half year was A$100 million, 27% of the Optus total and down 23% on last corresponding period. The large base station rollout programme to significantly improve coverage in targeted regional areas continued during the quarter. The number of base stations increased during the half year to 3,947.

During the quarter, Optus and Vodafone Australia announced a Heads of Agreement to share 3G network sites and radio infrastructure across Australia. Under the agreement, Optus and Vodafone will work together to build and operate a joint national 3G radio network infrastructure. Mobile's capital expenditure will increase in the second half as its 3G expenditure increases.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Sep 2004 A$ m	Quarter 30 Sep 2003 A$ m	YOY Chge %	Half Year 30 Sep 2004 A$ m	Half Year 30 Sep 2003 A$ m	YOY Chge %
Business revenue						
Voice	118	115	2.9	230	219	4.8
Data and IP	101	75	34.2	181	153	18.6
Satellite	54	40	33.9	107	78	37.8
C1 Defence contract	-	34	nm	-	251	nm
Managed & professional services	27	19	42.2	47	52	-8.5
Total Business revenue	**299**	**283**	**5.7**	**565**	**752**	**-24.8**
- excluding C1 Defence contract	***299***	***249***	***20.3***	***565***	***501***	***12.8***
Wholesale revenue						
Voice	96	83	15.7	191	147	29.9
Data and IP	36	29	22.2	68	61	12.0
Other	*	1	nm	1	1	-50.0
	132	**113**	**16.3**	**260**	**209**	**24.2**
Total revenue	**431**	**396**	**8.7**	**825**	**961**	**-14.2**
- excluding C1 Defence contract	***431***	***362***	***19.0***	***825***	***710***	***16.1***
Operational EBITDA [1]	**118**	**94**	**25.6**	**223**	**204**	**9.6**
- EBITDA margin	***27%***	***24%***		***27%***	***21%***	
Operational EBITDA excluding C1 Defence contract [1]	**118**	**91**	**29.7**	**223**	**173**	**29.3**
- EBITDA margin excluding C1 Defence contract	***27%***	***25%***		***27%***	***24%***	

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Business voice minutes (m min)	1,310	1,247	1,221	2,557	2,384	7.3
Wholesale voice minutes (m min)	1,354	1,357	1,137	2,711	2,150	26.1
As at end of period:						
64k equivalent lines (000s) [2]	591	573	531	591	531	11.2
Buildings connected [3]	12,909	11,313	9,791	12,909	9,791	31.8

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs and has not included Uecomm.
(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases. This quarter's total includes 911 buildings connected by Uecomm.

SECTION III : OPTUS

Total Optus Business and Wholesale operating revenue grew by 19% compared to the same quarter last year, excluding the C1 Defence contract. Both divisions contributed to this growth.

Business revenue increased by 20%, assisted by an initial revenue contribution from Uecomm of A$18 million. Acquired on 8 July 2004, Uecomm provides broadband data services to business customers. Its strength with mid-size corporates complements Optus's track record with larger accounts.

Excluding Uecomm, Business revenue grew by 13%, driven by 10% growth in data and IP revenue.

Voice revenue grew by 2.9% compared to the same quarter last year, despite continuing price pressures.

Satellite revenues were again strong, increasing by 34% reflecting C1 revenue that commenced during the December 2003 quarter. Consequently, satellite growth will not be as strong in the second half.

Managed and professional services revenues increased by 42%, reflecting new customers such as the Health Insurance Commission.

Competition for major business customers continues to be intense with double digit price declines. In this context, the revenue growth achieved by Optus Business represents a further increase in market share, with new business from Nestle, Fosters and the Victorian State Government.

Wholesale revenue increased by 16% compared to the same quarter last year, assisted by some one-off, low margin, domestic transit business, which most likely will not repeat in the second half of the current financial year.

Excluding the C1 Defence contract, combined operational EBITDA for both divisions increased by 30% to A$118 million. Margins increased to 27%, from 25% in the same quarter last year.

Capital expenditure was up 5.9% for the half year to A$162 million, from A$153 million in the corresponding period last year, representing 44% of the Optus total. The half year included some A$37 million for D1 satellite and Southern Cross capacity payments, whilst the corresponding period last year included A$37 million for C1 satellite and Southern Cross capacity payments.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 30 Sep 2004 A$ m	Quarter 30 Sep 2003 A$ m	YOY Chge %	Half Year 30 Sep 2004 A$ m	Half Year 30 Sep 2003 A$ m	YOY Chge %
HFC voice revenue	106	107	-0.4	212	209	1.7
Cable Internet revenue	29	24	20.6	57	46	24.1
Pay TV revenue	34	37	-9.1	69	75	-8.3
HFC	**170**	**169**	**0.7**	**338**	**329**	**2.6**
DSL & dial-up Internet revenue	34	29	15.3	67	54	23.2
Off network voice revenue	181	178	1.7	361	341	5.9
Total revenue	**384**	**376**	**2.3**	**766**	**725**	**5.7**
Operational EBITDA [1]	**50**	**45**	**11.3**	**103**	**79**	**29.9**
- EBITDA margin	*13%*	*12%*		*13%*	*11%*	
Free cash flow	**28**	**24**	**17.0**	**57**	**39**	**47.6**

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
HFC						
HFC ARPU per month (A$)	111	110	110	110	106	3.7
Local telephony customers [2]	501	502	506	501	506	-1.1
Other customers [2]	24	24	24	24	24	-1.2
Total HFC customers	**525**	**526**	**531**	**525**	**531**	**-1.1**
Local telephony bundling rate [3]	***66%***	***64%***	***61%***	***66%***	***61%***	
HFC penetration [4]	*37%*	*38%*	*38%*	*37%*	*38%*	
Internet customers						
DSL	50	22	-	50	-	nm
HFC broadband	187	161	122	187	122	53.4
Broadband subtotal	**236**	**184**	**122**	**236**	**122**	**94.3**
Dial-up delivered over HFC network	82	90	110	82	110	-25.8
Dial-up delivered off network	413	427	414	413	414	-0.2
Total Internet customers (000s)	**731**	**700**	**646**	**731**	**646**	**13.2**
Off Network [5]						
Total local call resale customers [5]	557	569	546	557	546	2.1
Total long distance customers [5]	688	706	723	688	723	-4.9
Local call resale bundling rate [6]	*47%*	*43%*	*33%*	*47%*	*33%*	

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable Internet.

SECTION III : OPTUS

(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable Internet, dial-up Internet or pay TV).
(4) Based on 1.4 million serviceable homes.
(5) As small business has become an increased business focus, both current and comparative data have been restated to include small business customers. Prior disclosures were residential customers only.
(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial-up Internet).

Optus's Consumer & Multimedia division is building a strong position in the broadband market with an increasing share of new subscribers. In the current quarter, this was offset by weakness in voice revenues, and total revenue growth was a modest 2.3%.

Optus had 236,000 broadband customers as at 30 September 2004, almost double the number a year ago. Consumer & Multimedia added 52,000 broadband customers in the current quarter, more than 5 times higher than in the December 2003 quarter - before Optus launched DSL. Optus believes its share of net adds has increased from low teens a year ago to over 20%.

Overall broadband revenues grew by 52%. This rapid growth has impacted both dial-up and voice revenues. Optus has focused on encouraging its high value dial-up customers to migrate to DSL. These customers are often already Optus telephony customers, so when they cancel their second line, this impacts telephony revenues. In addition, mobile and other substitution and the decline in lines also drove down minutes of use.

Both the local telephony and local call resale bundling rates increased during the current quarter, to 66% and 47% respectively.

Operational EBITDA increased by 11% to A$50 million, with margins of 13% also up on the same quarter last year. The division made significant investments in the quarter in growing its broadband base. As it gains scale, Consumer & Multimedia may be able to improve margins by using unbundled local loop to carry more voice and Internet traffic on its own network.

The division's cash capital expenditure for the half year was A$46 million, 12% of the Optus total and up 13% from A$40 million in the corresponding period due chiefly to increased customer connection costs.

Free cash flow increased by 48% to A$57 million, compared to the first half last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Sep 2004 A$ m	Quarter 30 Sep 2003 A$ m	YOY Chge %	Half Year 30 Sep 2004 A$ m	Half Year 30 Sep 2003 A$ m	YOY Chge %
Interconnect	340	294	15.5	674	580	16.3
Outpayments & other leases	48	54	-12.2	96	101	-5.0
Traffic expenses	388	349	11.2	770	681	13.1
Selling & administrative	382	354	8.0	758	711	6.6
Staff costs	231	215	7.5	439	410	7.1
Cost of sales	223	223	0.1	416	589	-29.5
- excluding C1 Defence contract	*223*	*192*	*16.4*	*416*	*370*	*12.4*
Capitalisation of costs (1)	(40)	(28)	42.4	(66)	(53)	25.1
Repair & maintenance and others	33	37	-10.8	67	77	-13.7
Total	**1,217**	**1,149**	**5.9**	**2,384**	**2,416**	**-1.3**
- excluding C1 Defence contract	***1,217***	***1,118***	***8.9***	***2,384***	***2,196***	***8.5***
As a percentage of operating revenue (excluding C1 Defence contract):						
Traffic expenses	22%	22%		23%	22%	
Selling & administrative	22%	23%		22%	23%	
Staff costs	13%	14%		13%	13%	
Cost of sales	13%	12%		12%	12%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	2%		2%	3%	
	69%	71%		70%	72%	

	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Staff statistics						
Number of employees, at end of period (3)	9,151	9,067	8,741	9,151	8,741	4.7
Average number of employees	9,181	8,968	8,672	9,081	8,665	4.8
Revenue (excluding C1 Defence contract) per employee (A$'000) (2)	191	185	181	376	352	6.8

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.
(3) Included Uecomm's 144 staff (30 Jun 2004 and 30 Sep 2003: Nil).

Optus maintained its track record of strong cost control during the current quarter, with the ratio of operating costs to operating revenue falling further in the current quarter to 69%, compared to 70% in the preceding quarter and 71% in the same quarter last year (excluding the C1 Defence contract).

SECTION III : OPTUS

Interconnect expenses increased by 16% over the same quarter last year, as a result of one-off, low margin, domestic transit business in Optus Wholesale. Excluding domestic transit, interconnect expense as a percentage of operating revenue (excluding the C1 Defence contract) was the same as for the corresponding quarter last year.

Selling and administrative costs continued to decline as a percentage of operating revenue, reaching 22% for the current quarter, compared to 23% for the same quarter last year.

Staff costs increased by 7.5%, reflecting higher headcount (including 144 Uecomm staff) and wage rate increases. However, continued productivity improvement resulted in revenue per employee increasing by 5.8% compared to the same quarter last year.

The increase in cost of sales of 16% compared to the same quarter last year (excluding the C1 Defence contract) was due to higher mobile equipment revenue and the inclusion of Uecomm's cost of sales.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Southern Cross	(1)	(1)	-15.4	2	2	-6.3
Virgin Mobile	-	-	-	-	-	-
Total	(1)	(1)	-15.4	2	2	-6.3

Southern Cross reported similar results to those of the same quarter last year.

Equity accounting for Virgin Mobile has been suspended since June 2002 because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Other Amortisation

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Depreciation of property, plant & equip	256	240	6.8	500	477	4.8
Other amortisation	2	9	-77.8	4	19	-80.0
	258	**249**	**3.8**	**504**	**496**	**1.7**
Amortisation of goodwill	-	1	nm	-	1	nm
Depreciation as a percentage of operating revenue (excluding C1 Defence contract)	*15%*	*15%*		*15%*	*16%*	

Depreciation as a percentage of operating revenue was stable, reflecting continued careful capital expenditure management. The decline in other amortisation was due to the cessation of amortisation of purchased mobile customers, which are now fully amortised.

As noted at page 29, the SingTel Group no longer amortise goodwill.

Net Finance Expense

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Interest payable to SingTel	9	16	-47.9	17	32	-47.8
Interest payable to others	46	46	-	91	93	-2.5
Gross interest on borrowings	54	62	-12.6	107	125	-14.2
Interest capitalised	(2)	(4)	-46.2	(2)	(13)	-83.6
Net interest expense	52	58	-10.3	105	112	-6.3
Interest income	(5)	(6)	-26.6	(9)	(11)	-13.0
Total	**48**	**52**	**-8.3**	**96**	**102**	**-5.6**

The reduction of 8.3% in net interest expense for the current quarter was mainly due to lower average debt in consequence of Optus' strong positive cash flow over the past year, partly offset by higher average interest rates.

SECTION III : OPTUS

Exceptional Items

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Adjustment to proceeds from disposal of subsidiary	-	(23)	nm	-	(23)	nm
Total	**-**	**(23)**	**nm**	**-**	**(23)**	**nm**

There were no exceptional items for the current quarter.

Taxation

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Optus' Australian income tax expense	74	47	56.4	136	93	46.0
Share of joint venture income tax expense	*	*	nm	*	3	nm
	74	**47**	**56.2**	**137**	**97**	**41.5**

Optus' Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income. The effective tax rate for the current quarter was 31%, compared to 35% for the same quarter last year.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		Chge
	2004	2003	2004	2004	2003	
	A$ m	A$ m	A$ m	A$ m	A$ m	%
Net cash inflow from operating activities						
Profit before tax	**237**	**137**	**214**	**451**	**286**	**57.6**
Depreciation and amortisation	258	249	246	504	497	1.4
Share of results of associates	1	1	(3)	(2)	(2)	-6.3
Exceptional items	-	23	-	-	23	nm
Other non-cash items	48	52	51	99	102	-3.2
Non cash items	307	325	294	601	620	-3.1
Operating cashflow before working capital changes	545	462	508	1,052	907	16.1
Changes in operating assets and liabilities	(71)	(3)	(73)	(144)	(66)	117.2
	474	**459**	**435**	**909**	**841**	**8.1**
Tax paid	-	*	-	-	*	nm
Net cash inflow from operating activities	**474**	**459**	**435**	**909**	**840**	**8.1**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(182)	(157)	(187)	(369)	(354)	4.2
Purchase of subsidiary [1]	(227)	-	-	(227)	-	nm
Adjustment to proceeds from disposal of subsidiary	-	(23)	-	-	(23)	nm
Others	4	32	4	7	36	-79.1
	(406)	**(148)**	**(183)**	**(588)**	**(341)**	**72.4**
Net cash outflow from financing activities						
Net increase/(decrease)in bank borrowings	50	(250)	(214)	(164)	(300)	-45.3
Finance lease payments (excluding interest)	(27)	(20)	(1)	(28)	(97)	-71.3
	23	(270)	(215)	(192)	(397)	-51.7
Net interest paid on borrowings and swaps (including finance lease interest)	(65)	(79)	(41)	(106)	(121)	-12.2
	(42)	**(349)**	**(257)**	**(298)**	**(518)**	**-42.4**
Net change in cash and cash equivalents	**27**	**(39)**	**(4)**	**22**	**(19)**	**nm**
Cash and cash equivalents at beginning	42	78	46	46	58	-20.1
Cash and cash equivalents at end	**69**	**39**	**42**	**69**	**39**	**74.6**
Free cash flow [2]	**291**	**301**	**248**	**540**	**486**	**11.0**
Cash flow before borrowings [3]	**3**	**231**	**211**	**214**	**378**	**-43.3**
Capital expenditure - accrual basis	**206**	**164**	**120**	**326**	**268**	**21.6**
Cash capital expenditure to operating revenue (excluding C1 Defence contract)	***10%***	***10%***	***11%***	***11%***	***11%***	

Notes:

(1) Including A$185 million for purchase of equity and A$46 million for purchase of a loan to Uecomm from its former parent, less A$4 million being cash held by Uecomm at date of acquisition.

(2) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.

(3) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Mobile	43	73	-41.9	100	129	-22.5
Business & wholesale	84	51	66.5	162	153	5.9
Consumer & multimedia	22	21	4.7	46	40	12.9
Other	33	12	175.2	61	32	93.1
Total	**182**	**157**	**16.0**	**369**	**354**	**4.2**

Optus continued to generate strong cash flow in the current quarter.

Net cash flow from operating activities increased by 3.3% to A$474 million with cash flow impacted by seasonal inventory increases and the timing of creditor payments.

The ratio of cash capital expenditure to operating revenue (excluding the C1 Defence contract) was maintained at 10%. However, cash capital expenditure for the quarter of A$182 million was 16% higher than the same quarter last year, which at A$157 million was below the trend for that year.

As a result, free cash flow at A$291 million was 3.4% below the same quarter last year. Free cash flow for the half year of A$540 million was 11% higher than the first half last year.

The purchase of Uecomm consumed A$227 million of cash in the current quarter.

SECTION IV: ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

- Belgacom ceased to be equity accounted following SingTel's divestment in March 2004. Excluding Belgacom and exceptionals, pre-tax earnings from associates were up 38% to S$320 million.

- On a post tax basis, earnings from associates up 26% to S$261 million. Excluding Belgacom, post tax earnings from associates up 69%.

- Strong contributions from regional mobile associates, especially Bharti.

- Group's regional mobile subscribers (including SingTel and Optus) increased by 38% or over 15 million to 56 million subscribers. Proportionate share of subscribers increased by 40% to 23 million.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

- Group's share of underlying pre-tax ordinary earnings from associates up 35% to S$616 million.

- Excluding Belgacom, post tax earnings from associates were up 63% to S$483 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	Equity Int %	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Ordinary results (ex-Belgacom)							
Telkomsel	35.0	147	118	25.2	264	229	15.1
AIS (2)	21.5	73	68	8.3	151	131	15.3
Globe Telecom (2)(3)	40.1						
- share of results		*45*	*28*	*58.9*	*90*	*59*	*52.6*
- share of forex losses		*	*(6)*	*nm*	*	*(6)*	*nm*
		45	22	101.4	90	53	70.3
Bharti Telecom / Bharti Tele-Ventures (4)		42	14	201.4	76	17	345.0
Regional mobile associates		**307**	**221**	**38.6**	**580**	**430**	**35.1**
SingPost	31.0	12	10	14.9	22	20	10.0
PT Bukaka ("BSI") (2)	40.0	8	6	39.7	16	13	21.8
New Century InfoComm ("NCIC") (2)	24.5	(9)	(5)	57.4	(12)	(11)	13.2
Others		3	2	55.0	7	2	265.0
SingTel share of ordinary results (ex-Belgacom)		**321**	**234**	**37.3**	**614**	**454**	**35.1**
Southern Cross	40.0	(1)	(2)	-13.3	2	2	11.8
Virgin Mobile (5)	30.2	-	-	-	-	-	-
Optus share of ordinary results		**(1)**	**(2)**	**-13.3**	**2**	**2**	**11.8**
Group share of ordinary results (ex-Belgacom)		**320**	**232**	**37.6**	**616**	**456**	**35.0**
Exceptional results (ex-Belgacom)							
Bharti Telecom							
- effects of Punjab licence expensed		-	-	-	-	(23)	nm
- refund of notional interest on licence fee and others		-	2	nm	-	6	nm
AIS - writeoffs and others		-	(3)	nm	-	(7)	nm
APT Group - impairment charge		-	(16)	nm	-	(16)	nm
Group share of exceptional results (ex-Belgacom)		**-**	**(17)**	**nm**	**-**	**(39)**	**nm**
Belgacom pre- tax results							
- ordinary results		-	89	nm	-	179	nm
- exceptional results		-	(3)	nm	-	(3)	nm
		-	**86**	**nm**	-	**175**	**nm**
Group share of pre-tax results		**320**	**301**	**6.1**	**616**	**592**	**4.0**
Group share of net profits after tax of associates							
Telkomsel		103	82	26.6	183	159	14.7
AIS		51	47	9.6	108	92	17.5
Globe Telecom (6)		67	21	224.4	104	48	117.6
Bharti Telecom / Bharti Tele-Ventures		33	15	114.9	65	*	@
Regional mobile associates		**254**	**164**	**54.8**	**459**	**299**	**53.8**
Belgacom (post tax and minority interest)		-	52	nm	-	107	nm
Others		7	(10)	nm	24	(3)	nm
Group share of net profits		**261**	**207**	**26.3**	**483**	**402**	**20.0**
Group share of net profits (ex-Belgacom)		**261**	**155**	**68.7**	**483**	**295**	**63.4**

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the quarter ended 30 June 2004. One-off transactions between 1 July 2004 and 30 September 2004 which are material are also accounted by the Group in the current quarter.

(3) SingTel increased its equity interest in Globe Telecom from 29.06% to 40.05% from November 2003.

(4) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Limited and a 15.95% equity interest in Bharti Tele-Ventures Limited, resulting in effective interest in Bharti Tele-Ventures Limited of 28.46%.

(5) Equity accounting for Virgin Mobile has been suspended since June 2002 because the carrying amount of the investment was nil.

(6) Included the share of tax credit amounting to S$22 million relating to Innove's tax losses. See page 32.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

In the current quarter, the Group's share of pre-tax earnings from its associates rose to S$320 million, accounting for 33% (2Q FY2004: 42%) of the Group's profit before exceptionals and tax.

The Group ceased to equity account for Belgacom following its disposal in March 2004. Excluding Belgacom and exceptionals on a year on year basis, the share of ordinary results of associates increased by S$88 million or 38% due mainly to the strong performance of the regional mobile associates, especially Bharti.

On a post tax basis, earnings from associates grew 26% to S$261 million in the current quarter. Excluding Belgacom, the increase was 69% boosted by higher contributions from the regional mobile associates.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 51% as at 30 September 2004. Its total subscriber base of 13.7 million, with 1.3 million postpaid and 12.4 million prepaid, has increased 56% from 8.8 million a year before. Compared to the previous quarter, it has increased by 11%.

SingTel's share of Telkomsel's pre-tax profit for the quarter ended September 2004 increased 25% to S$147 million. The strong operational performance was somewhat dampened by the weakening of the Indonesian Rupiah, which has depreciated by 11%.

In May 2004, Telkomsel declared a dividend of 45% on net profit of financial year 2003. SingTel's share of this dividend amounted to Rp 667 billion. Half of the dividend has been received in August 2004 and the remaining is to be paid in November 2004.

In August 2004, following the successful introduction of "Kartu As" (a new prepaid service) in May 2004, Telkomsel launched a new program for its "Kartu As" subscribers known as "Kartu As Selalu On". This program allowed "Kartu As" subscribers to extend validity of the prepaid service by spending a minimum of Rp 25k per month. The total number of "Kartu As" subscribers reached 1.5 million by end September 2004, compared to 398,000 a quarter ago.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 September 2004, it was also the second largest listed company on the Stock Exchange of Thailand.

SingTel's share of pre-tax ordinary profits from AIS for the current quarter rose by 8.3% to S$73 million compared to the same quarter last year. Operating revenue growth in the second quarter has slowed to 6.5% with slower sales of mobile handsets. Revenue from mobile service, however, grew 15% year on year, boosted by robust subscriber growth.

SingTel's share of pre-tax profits decreased by 5.1% or S$3.9 million compared to the preceding quarter due to higher marketing expenses for the micro-prepaid launch, increased depreciation and a 2.5% depreciation of the Thai Baht in the current quarter.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

AIS' subscriber base grew by 17% or 2.1 million from a year ago to 14.8 million as at 30 September 2004. It registered 2.6% increase or 377,000 new subscribers from a quarter ago. AIS continues to lead the market with a 57% market share as at 30 September 2004.

During the quarter, SingTel received S$56 million of interim dividends from AIS. The dividend payment by AIS to shareholders represents about 63% of the company's net profits for the first half of the financial year ending 31 December 2004. Last year, dividend payout ratio for the first half of FY2003 was 60%. AIS does not currently have a fixed dividend policy but its existing debt covenants cap dividend payout at 70%.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

SingTel's share of Globe's pre-tax profit for the current quarter of S$45 million was based on an equity interest of 40.05% compared to 29.06% a year ago.

Globe's revenues grew 16% year on year driven by the growth in subscribers. Rapid growth in subscribers was also driven by marketing innovations that have made mobile phone services more affordable.

As at 30 September 2004, Globe had 11.7 million mobile subscribers, an increase of 11% from 10.5 million a quarter ago. It registered a significant 45% or 3.6 million increase in mobile subscribers compared to a year ago.

Globe's dividend policy is to distribute approximately 50% of prior year's net income as dividend, payable semi-annually in March and September of each year. For the current quarter, SingTel received S$30 million of dividends from Globe.

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with approximately 9.5 million customers as at 30 September 2004. The Company is an integrated telecommunications service provider, offering mobile, fixed-line, long distance, broadband and enterprise services. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange and the Stock Exchange, Mumbai.

During the quarter, Bharti added 1.1 million mobile and fixed customers on their networks and the customer base has increased 85% compared to a year ago. The competitive tariff rates have helped to attract new subscribers and increased mobile market penetration.

Bharti offers mobile services in 17 (out of 23) licensed circles in India with a 26% share of the GSM market as at 30 September 2004. Its mobile subscriber base of 8.7 million represents a significant growth of 88% or 4.1 million subscribers from a year ago and an improvement of 13% or 1.0 million from a quarter ago.

The Group's share of pre-tax profits from Bharti for the quarter of S$42 million was three times more than the last corresponding quarter. Robust growth was recorded across all its divisions.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Bharti expanded its mobile services in Rajasthan and Uttar Pradesh (East) this quarter. In October 2004, Bharti extended its national footprint to 19 telecom circles when it launched its services in Jammu/ Kashmir and West Bengal. Bharti had recently integrated its telecom services under its flagship brand "Airtel" as part of its unified brand strategy.

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which had been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Group revenue						
Singapore	994	1,003	-0.8	1,995	2,048	-2.6
Overseas	2,125	1,847	15.1	4,147	3,762	10.2
	3,120	**2,849**	**9.5**	**6,141**	**5,810**	**5.7**
Proportionate share of operating revenue of associates						
Singapore	50	50	-1.2	99	99	0.5
Overseas	802	1,026	-21.8	1,587	2,008	-21.0
	851	**1,076**	**-20.9**	**1,686**	**2,107**	**-20.0**
Enlarged revenue	**3,971**	**3,925**	**1.2**	**7,827**	**7,916**	**-1.1**
Comprising						
SingTel	994	1,003	-0.8	1,995	2,048	-2.6
Optus	2,125	1,847	15.1	4,147	3,762	10.2
Regional mobile associates	746	610	22.4	1,467	1,175	24.9
Others	105	102	3.1	219	223	-1.9
	3,971	3,561	11.5	7,827	7,207	8.6
Belgacom	-	364	nm	-	709	nm
Enlarged revenue	**3,971**	**3,925**	**1.2**	**7,827**	**7,916**	**-1.1**
% of overseas rev to Group rev	*68%*	*65%*		*68%*	*65%*	
% of overseas rev to enlarged rev	*74%*	*73%*		*73%*	*73%*	
% of overseas rev to enlarged rev (ex-Belgacom)	*74%*	*70%*		*73%*	*70%*	

Based on the Group's enlarged revenue, overseas revenue contribution was 74% for the quarter, reflecting the strength of the Group's geographical diversification efforts.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA[1]	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Operational EBITDA						
SingTel	491	507	-3.2	1,006	1,042	-3.5
Optus	659	533	23.6	1,273	1,032	23.4
	1,150	**1,040**	**10.5**	**2,279**	**2,074**	**9.9**
Proportionate share of EBITDA of associates						
Regional mobile associates	458	340	34.8	894	659	35.7
Singapore	23	24	-3.8	47	42	11.2
Others	26	20	32.1	59	60	-0.7
	507	383	32.3	1,000	760	31.5
Belgacom	-	155	nm	-	305	nm
	507	**538**	**-5.8**	**1,000**	**1,065**	**-6.2**
Compensation from IDA	**84**	**84**	**-**	**169**	**169**	**-**
Total proportionate EBITDA	**1,741**	**1,663**	**4.7**	**3,448**	**3,308**	**4.2**
Total proportionate EBITDA (ex-Belgacom)	**1,741**	**1,508**	**15.5**	**3,448**	**3,003**	**14.8**
EBITDA margin on enlarged revenue	*44%*	*42%*		*44%*	*42%*	
Overseas EBITDA as a % of total EBITDA	*66%*	*63%*		*65%*	*62%*	
Overseas EBITDA as a % of total EBITDA (ex-Belgacom)	*66%*	*59%*		*65%*	*58%*	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The underlying proportionate EBITDA increased by 16% to S$1.74 billion in the current quarter, boosted by a 35% increase in EBITDA contribution from the regional mobile associates.

Overseas EBITDA contributed a significant 66% to the Group's EBITDA for the quarter. Even after the divestment of Belgacom, this was an increase from the 59% in the last corresponding quarter.

Proportionate share of mobile subscribers[1]	Total Number 30 Sep 2004	Total Number 30 Jun 2004	Total Number 30 Sep 2003	Prorata Number 30 Sep 2004	Prorata Number 30 Jun 2004	Prorata Number 30 Sep 2003
(In 000s)						
SingTel Mobile	1,515	1,502	1,518	1,515	1,502	1,518
Optus	5,919	5,721	5,073	5,919	5,721	5,073
	7,434	**7,223**	**6,591**	**7,434**	**7,223**	**6,591**
Regional mobile associates						
- Telkomsel	13,692	12,366	8,793	4,792	4,328	3,078
- AIS	14,812	14,435	12,709	3,180	3,101	2,736
- Globe	11,714	10,542	8,082	4,691	4,222	2,349
- Bharti Group	8,702	7,672	4,617	2,443	2,151	1,311
	48,920	**45,015**	**34,201**	**15,106**	**13,802**	**9,474**
Group	**56,354**	**52,238**	**40,792**	**22,540**	**21,025**	**16,065**

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

The Group's regional mobile subscriber base (including SingTel and Optus) increased by over 15 million subscribers or 38% year on year to 56 million as at 30 September 2004. On a proportionate share basis, the increase was 40% to 23 million subscribers.

Cash dividends from associates	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Regional mobile associates						
Telkomsel						
- Final dividend (FY03) (partial receipt)	63	-	nm	63	-	nm
- Final dividend (FY02)	-	77	nm	-	77	nm
	63	77	-18.9	63	77	-18.9
AIS						
- Interim dividend (FY04)/ (FY03)	56	54	2.8	56	54	2.8
- Final dividend (FY03)/ (FY02)	-	-	-	56	41	37.7
	56	54	2.8	111	95	17.8
Globe						
- Final dividend (FY03)/ (FY02)	30	-	nm	30	21	46.4
	149	**131**	**13.1**	**204**	**193**	**6.1**
Belgacom	-	-	-	-	72	nm
SingPost	12	135	-90.8	12	135	-90.8
BSI	8	14	-42.1	12	14	-17.9
Others	1	1	-16.7	4	1	233.3
Total	**170**	**281**	**-39.6**	**232**	**415**	**-44.0**

In the current quarter, SingTel received S$149 million in cash dividends from the regional mobile associates, 13% higher than the same quarter a year ago.

SingPost paid S$135 million in dividends in the last corresponding quarter, comprising a final dividend of S$25 million and S$110 million being partial payment of the special dividend declared in the previous year.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	Telkomsel	Bharti	AIS	Globe
SingTel's investment:				
Year of initial investment	**2001**	**2000**	**1999**	**1993**
Effective shareholding (%)	35.0%	28.46%	21.47%	40.05%
Investment to date	S$1.93 bil	S$1.13 bil	S$870 mil	S$757 mil
Closing market share price (1)	NA	INR 146.1	THB 99.5 (5) THB 104.0 (6)	PHP 1,090
Market capitalisation				
- Total	NA	S$9.94 bil	S$12.28 bil	S$4.58 bil
- SingTel holding	NA	S$2.83 bil	S$2.69 bil	S$1.83 bil
Operational Performance :				
Mobile penetration rate (2)	12%	3%	40%	32%
Market share (2)	51%	26%	57%	40%
Market position (3)	#1	#1	#1	#2
Mobile subs ('000)				
- Aggregate	13,692	8,702	14,812	11,714
- Proportionate	4,792	2,443	3,180	4,691
Growth in mobile subs (%) (4)	56%	88%	17%	45%

Notes:

(1) Based on closing market price on 30 September 2004, in local currency.

(2) Based on latest data available as at 30 September 2004, except for Globe, which is based on data as at 30 June 2004. For Bharti, it is based on GSM cellular subscribers only. If based on total number of wireless subscribers (GSM and digital mobile), Bharti's market share would be 20.5%.

(3) Based on number of cellular subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is ranked second based on overall wireless market.

(4) Compared against 30 September 2003.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to Appendix 3 for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Singapore Financial Reporting Standard.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Sep 2004 (Unaudited) S$ million	30 Jun 2004 (Unaudited) S$ million	30 Sep 2003 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	2,229	5,587	1,665
Short term investments	391	494	395
Trade and other debtors	1,956	1,923	2,000
Inventories	274	226	214
	4,850	8,231	4,274
Non-current assets			
Property, plant and equipment (net)	11,653	11,456	12,168
Goodwill on consolidation	9,795	9,721	10,018
Intangibles	587	559	553
Associated companies	4,833	4,734	5,088
Joint venture companies	286	310	337
Long term investments	101	106	197
Deferred tax assets	695	762	945
Other non-current assets	438	488	296
	28,389	28,137	29,602
Total assets	33,239	36,368	33,876
Current liabilities			
Trade and other creditors	2,405	2,325	2,780
Provisions	22	22	18
Advance billings	520	500	516
Deferred income	-	-	52
Borrowings (unsecured)	615	181	61
Borrowings (secured)	1,071	1,102	1,085
Current income tax	344	428	399
	4,976	4,558	4,911
Non-current liabilities			
Borrowings (unsecured)	7,944	8,417	8,421
Borrowings (secured)	90	101	115
Deferred income tax	474	477	580
Deferred income	892	981	1,252
Advance billings	1,079	1,124	1,186
Other non-current liabilities	593	447	418
	11,072	11,548	11,971
Total liabilities	16,048	16,105	16,882
Net assets	17,190	20,263	16,995
Share capital and reserves			
Share capital	2,492	2,679	2,674
Translation reserve	542	504	692
Other reserves	14,146	17,069	13,503
Interests of shareholders of the Company	17,179	20,251	16,870
Minority interests	11	11	125
	17,190	20,263	16,995

Certain comparatives have been reclassified to conform with current period's presentation.

Singapore Telecommunications Ltd And Subsidiary Companies

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY2004/05 2Q SingTel	2Q Optus	2Q Total	1Q SingTel	1Q Optus	1Q Total	Quarterly FY 2003/04 4Q SingTel	4Q Optus	4Q Total	3Q SingTel	3Q Optus	3Q Total	2Q SingTel	2Q Optus	2Q Total	1Q SingTel	1Q Optus	1Q Total	Full Yr FY2004
Income Statement																			
Operating revenue	994	2,125	3,120	1,001	2,021	3,022	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	11,995
Operating expenses (excl. Depreciation)	(509)	(1,475)	(1,985)	(490)	(1,418)	(1,908)	(576)	(1,502)	(2,078)	(470)	(1,447)	(1,917)	(504)	(1,326)	(1,830)	(516)	(1,428)	(1,944)	(7,768)
Operating profit	485	650	1,135	511	603	1,114	449	637	1,086	503	601	1,105	499	521	1,020	529	487	1,016	4,226
Other income	7	9	15	4	12	16	13	9	21	2	1	3	8	12	21	6	12	17	62
Operational EBITDA	**491**	**659**	**1,150**	**515**	**615**	**1,130**	**461**	**646**	**1,107**	**505**	**602**	**1,107**	**507**	**533**	**1,040**	**535**	**499**	**1,033**	**4,288**
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	337
Share of results of associates	321	(1)	320	293	3	296	372	(7)	365	168	(5)	163	303	(2)	301	288	3	291	1,120
EBITDA	**896**	**657**	**1,554**	**892**	**618**	**1,510**	**918**	**639**	**1,557**	**757**	**597**	**1,354**	**894**	**532**	**1,426**	**907**	**502**	**1,409**	**5,745**
Depreciation & amortisation	(178)	(312)	(490)	(177)	(299)	(476)	(355)	(326)	(681)	(326)	(308)	(634)	(325)	(287)	(612)	(327)	(277)	(604)	(2,531)
Earnings before interest & income tax (EBIT)	**719**	**345**	**1,064**	**715**	**319**	**1,034**	**563**	**313**	**876**	**431**	**289**	**720**	**570**	**244**	**814**	**580**	**225**	**805**	**3,214**
Net finance (expense)/ income	(50)	(58)	(108)	(36)	(59)	(95)	(47)	(62)	(109)	195	(66)	129	(33)	(60)	(93)	(37)	(56)	(93)	(165)
Profit before exceptional items	**669**	**287**	**956**	**679**	**260**	**939**	**516**	**251**	**767**	**626**	**223**	**849**	**537**	**184**	**721**	**543**	**169**	**712**	**3,049**
Exceptional items	30	-	30	(2)	-	(2)	1,673	-	1,673	186	-	186	4	(27)	(22)	703	-	703	2,541
Profit before tax	**699**	**287**	**986**	**677**	**260**	**937**	**2,189**	**251**	**2,440**	**812**	**223**	**1,036**	**541**	**158**	**699**	**1,246**	**169**	**1,415**	**5,590**
Taxation	(131)	(89)	(221)	(161)	(77)	(238)	(250)	(59)	(310)	(133)	(68)	(201)	(178)	(55)	(232)	(174)	(56)	(230)	(973)
Profit after taxation	**568**	**198**	**765**	**516**	**184**	**700**	**1,939**	**192**	**2,131**	**679**	**156**	**835**	**363**	**103**	**467**	**1,072**	**113**	**1,185**	**4,617**
Minority interests	*	-	*	1	-	1	(170)	-	(170)	19	-	19	6	-	6	13	-	13	(132)
Profit attributable to shareholders	**568**	**198**	**766**	**517**	**184**	**700**	**1,769**	**192**	**1,961**	**698**	**156**	**854**	**369**	**103**	**473**	**1,085**	**113**	**1,198**	**4,485**
Net profit (underlying) (1)	**537**	**198**	**735**	**513**	**184**	**696**	**470**	**161**	**632**	**521**	**157**	**678**	**476**	**130**	**606**	**488**	**114**	**602**	**2,517**
Group Operating Revenue Composition																			
Mobile communications	205	1,007	1,212	207	982	1,189	209	1,043	1,252	207	990	1,197	206	865	1,071	201	812	1,012	4,532
National telephone	133	525	658	133	518	652	133	556	689	140	514	654	141	478	618	147	425	573	2,534
Data and Internet	294	291	584	298	260	558	279	273	552	279	243	522	279	217	496	282	204	486	2,056
International telephone	167	79	246	169	79	247	180	84	264	180	87	267	194	83	278	201	57	258	1,066
IT and engineering services	139	37	176	136	30	166	168	33	201	113	36	148	124	20	144	132	19	150	643
C1 defence contract	-	-	-	-	-	-	-	2	2	-	*	*	-	40	40	-	250	250	291
Postal services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Directory advertising	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	17	-	17	17
Miscellaneous (2)	57	186	243	57	153	211	56	149	205	54	179	233	58	145	203	66	149	215	856
	994	2,125	3,120	1,001	2,021	3,022	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	11,995
Group Operating Expenses Composition																			
Selling and administrative	133	463	596	128	457	585	136	481	617	116	467	583	121	408	529	124	401	524	2,253
Traffic expenses	104	470	574	104	465	569	133	481	614	119	456	575	122	402	524	117	373	490	2,204
Staff costs	151	240	391	136	228	364	155	249	404	141	237	378	156	227	382	151	191	342	1,505
Cost of sales	95	271	366	101	234	335	131	250	381	75	258	333	82	258	339	102	418	520	1,573
Repair and maintenance	31	41	72	27	44	71	28	44	72	27	42	70	29	43	71	27	42	69	281
Others	(4)	(9)	(14)	(7)	(9)	(16)	(7)	(2)	(9)	(8)	(14)	(22)	(6)	(11)	(17)	(5)	4	(1)	(49)
	509	1,475	1,985	490	1,419	1,908	576	1,502	2,078	470	1,447	1,917	504	1,326	1,830	516	1,428	1,944	7,768
Depreciation	177	310	487	177	297	474	190	323	513	162	302	464	162	276	439	165	266	431	1,847
Key Revenue Drivers																			
SingTel:																			
IT Outgoing Mins (million) (QTD/YTD)	238			238			238			233			235			234			941
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.412			0.436			0.433			0.460			0.481			0.496			0.467
Res Working DEL (000s)	1,097			1,106			1,116			1,122			1,130			1,137			1,116
Biz Working DEL (000s)	759			761			764			766			767			771			764
Total Working DEL (000s)	1,857			1,867			1,880			1,888			1,896			1,908			1,880
Total Cellular Subscribers (000s)	1,515			1,502			1,516			1,534			1,518			1,530			1,516
Cellular ARPU (QTD/YTD) (S$)																			
- Postpaid	72			73			72			70			70			67			70
- Prepaid	15			14			16			18			18			15			16
Optus:																			
Total Cellular Subscribers (000s)		5,919			5,721			5,553			5,365			5,073			4,888		5,553
Cellular ARPUs (QTD/YTD) (A$)																			
- Postpaid		71			70			71			73			71			70		71
- Prepaid		22			22			24			24			23			22		23
Consumer Broadband Customers (000s)		525			526			526			528			531			530		526

Note (1): Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.

(2): Comprises revenue from sale of equipment, maritime and land mobile, paging service, cable television, lease of satellite transponders and miscellaneous income.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts, cross currency swaps and options are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
Debt Currency Mix	30 Sep 2004	30 Jun 2004	31 Mar 2004
SGD	51%	51%	56%
AUD	39%	38%	32%
USD	10%	11%	12%
Total	**100%**	**100%**	**100%**

The increase in proportion of Australian debt reflects Optus' stronger cash flow generation. The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

SingTel currently has credit ratings of A+ (Standard & Poor's) and A1 (Moody's Investors Service).

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY05	1.2162	1.2116			1.2138		
FY04	1.1259	1.1537	1.2358	1.2969	1.1393	1.2663	1.2029
Change (last corresponding period)	*8.0%*	*5.0%*			*6.5%*		
Profit after tax							
SGD							
FY05	1.2144	1.2105			1.2124		
FY04	1.1290	1.1505	1.2349	1.2920	1.1392	1.2658	1.2140
Change (last corresponding period)	*7.6%*	*5.2%*			*6.4%*		

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY05	5,291	5,348			5,323		
FY04	4,854	4,808	4,926	5,000	4,830	4,964	4,900
Change (last corresponding period)	*9.0%*	*11.2%*			*10.2%*		
Baht							
FY05	23.6	24.2			23.9		
FY04	24.5	23.6	23.1	23.1	24.0	23.1	23.6
Change (last corresponding period)	*-3.7%*	*2.5%*			*-0.4%*		
Peso							
FY05	32.9	32.8			33.0		
FY04	31.0	31.2	32.1	33.0	30.9	32.3	31.6
Change (last corresponding period)	*6.1%*	*5.1%*			*6.8%*		
Rupee							
FY05	26.3	27.0			26.7		
FY04	26.9	26.3	26.4	26.7	26.6	26.5	26.4
Change (last corresponding period)	*-2.2%*	*2.7%*			*0.4%*		

C2C PTE LTD - KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Memorandum Of Understanding On C2C Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate (the "**Lenders**") regarding the main commercial terms and conditions of a consensual restructuring of C2C's **US$650 million** senior secured credit facility.

As previously disclosed, the key terms and conditions of the restructuring have been set out in a Memorandum Of Understanding ("**MOU**") executed by the parties on 9 January 2004. Closing of the restructuring is conditional upon, inter alia, finalisation of satisfactory documentation which has been delayed by material changes in the composition of the Lenders.

Financials

C2C continued to incur a loss this quarter. The net book value of assets of C2C consolidated in the Group's balance sheet as at 30 September 2004 are as follows:

Cash and bank balances – **US$11.9 million** (S$20.0 million) (fixed charge)
Property, plant and equipment – **US$960 million** (S$1,615.7 million) (assignment/fixed charge)
Other assets – **US$39.6 million** (S$66.6 million) (assignment/ fixed/floating charge)

As at 30 September 2004, C2C had an outstanding balance of **US$615.5 million** (including interest accrued) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books with a negative carrying value in SingTel's consolidated accounts as at 30 September 2004.

C2C PTE LTD – KEY INFORMATION (continued)

Summary Income Statements [1]	Quarter 30 Sep 2004 US$ m	Quarter 30 Sep 2003 US$ m	YOY Chge %	Year to date 30 Sep 2004 US$ m	Year to date 30 Sep 2003 US$ m	YOY Chge %
Operating revenue	**15**	**16**	**-7.0**	**30**	**30**	**-2.6**
Operational EBITDA	4	5	-23.5	10	8	32.1
Depreciation	(19)	(19)	4.3	(39)	(37)	4.3
EBIT	(15)	(14)	14.1	(29)	(29)	-3.1
Net finance expense	(7)	(1)	453.8	(14)	(9)	57.8
Net loss	**(23)**	**(15)**	**52.7**	**(43)**	**(38)**	**11.2**

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 30 September 2004 have been prepared on the basis that C2C is a going concern.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2004 S$ m	2003 S$ m	%	2004 S$ m	2003 S$ m	%
Operating revenue	**2,125**	**1,847**	**15.1**	**4,147**	**3,762**	**10.2**
Operating expenses	(1,475)	(1,326)	11.3	(2,894)	(2,754)	5.1
Other income	9	12	-30.1	21	24	-13.4
Operational EBITDA	**659**	**533**	**23.6**	**1,273**	**1,032**	**23.4**
- EBITDA margin	*31.0%*	*28.9%*		*30.7%*	*27.4%*	
- EBITDA margin (ex-C1)	*31.0%*	*29.3%*		*30.7%*	*28.7%*	
Share of results of joint ventures	(1)	(2)	-13.3	2	2	11.8
EBITDA	**657**	**532**	**23.7**	**1,275**	**1,033**	**23.4**
Amortisation of goodwill	-	(1)	nm	-	(1)	nm
Depreciation & amortisation	(312)	(287)	8.9	(612)	(564)	8.5
EBIT	**345**	**244**	**41.3**	**664**	**469**	**41.6**
Net finance expense	(58)	(60)	-3.5	(117)	(116)	0.8
Profit before exceptional items	**287**	**184**	**55.8**	**547**	**353**	**55.0**
Exceptional items	-	(27)	nm	-	(27)	nm
	287	**158**	**82.1**	**547**	**327**	**67.6**
Taxation	(89)	(55)	64.0	(166)	(110)	50.3
Profit after tax	**198**	**103**	**91.7**	**381**	**216**	**76.4**

Note:

The monthly Income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in Appendix 3.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) is:

	Quarter 30 Sep 2004 S$ m	Quarter 30 Sep 2003 S$ m	YOY Chge %	Half Year 30 Sep 2004 S$ m	Half Year 30 Sep 2003 S$ m	YOY Chge %
Operating revenue by product:						
Mobile communications	1,007	865	16.5	1,990	1,676	18.7
National telephone	525	478	10.0	1,044	903	15.6
Data & Internet	291	217	34.2	550	421	30.8
Sale of equipment	136	94	44.7	239	194	23.5
International telephone	79	83	-5.2	158	140	12.7
Cable television	41	43	-4.2	83	85	-1.9
IT & engineering services	37	20	85.0	67	39	71.0
C1 Defence contract	-	40	nm	-	290	nm
Others	9	8	13.9	17	16	8.3
Total	**2,125**	**1,847**	**15.1**	**4,147**	**3,762**	**10.2**

The Optus' contribution to certain Group balance sheet items is:

	As at 30 Sep 2004 S$ m	As at 30 Jun 2004 S$ m	As at 30 Sep 2003 S$ m
Property, plant and equipment (net)	**6,764**	**6,473**	**6,561**
Gross debt [1]			
Current debt	647	232	112
Non-current debt	2,199	2,585	2,616
Gross debt as reported in balance sheet	2,845	2,816	2,728
Related net hedging liability	115	46	48
	2,960	2,862	2,776
Less: cash and bank balances	(84)	(51)	(47)
Net debt [1]	**2,876**	**2,812**	**2,730**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,526**	**5,417**	**5,565**
Gross debt [1]			
Current debt	528	194	95
Non-current debt	1,796	2,163	2,219
Gross debt as reported in balance sheet	2,325	2,357	2,314
Related net hedging liability	94	39	41
	2,418	2,395	2,355
Less: cash and bank balances	(69)	(42)	(39)
Net debt [1]	**2,350**	**2,353**	**2,315**

Note:

(1) Excludes borrowing from SingTel.

SEC File No: 82-3622

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Miscellaneous
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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2004 06:32:54
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Unaudited Results for the Second Quarter and Half Year Ended 30 September 2004 - SGX "Appendix 7.2" announcement and ASX "Appendix 4D - Half Year Report"
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Attachments:	2nd0405-appendix.pdf Total size = **667K** (2048K size limit recommended)

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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
ASX APPENDIX 4D - HALF YEAR REPORT
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

Contents **Page**

Results for announcement to the market (Appendix 4D)	1
Consolidated income statements	2
Balance sheets (Group and Company)	3
Consolidated statements of changes in equity	4
Statements of changes in equity	8
Consolidated cash flow statements	10
Selected notes to the interim financial statements	14
Segment information (Group)	24
Dividends	26
Other information	26
Associated companies of the Group	27
Joint venture companies of the Group	28
Independent review report to the directors	29

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

RESULTS FOR ANNOUNCEMENT TO THE MARKET (APPENDIX 4D)
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

Group	2004 S$ Mil	2003 S$ Mil	Percentage change
Revenue from ordinary activities	6,141.3	5,809.5	6%
Profit from ordinary activities after taxation	1,465.8	1,670.2	-12%
Net profit attributable to shareholders	1,465.8	1,670.2	-12%
Net tangible assets per ordinary share (cents)	30.69	26.67	15%

Group	Amount per security (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final dividend	Nil	Not applicable
- interim dividend	Nil	Not applicable

Record date for determining entitlements to dividend | Not applicable

No interim dividends have been proposed or declared for the half year ended 30 September 2004.

Important Notes:

This half year report should be read in conjunction with the audited annual report for the financial year ended 31 March 2004 and announcements to the market during the six months ended 30 September 2004.

The figures presented in this announcement have been reviewed by the auditors in accordance with Singapore Standard on Auditing 910 – Engagements to Review Financial Statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENTS (UNAUDITED) FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

	Notes	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half Year 30 Sep 2004 S$ Mil	Half Year 30 Sep 2003 S$ Mil
Operating revenue		3,119.5	2,849.4	6,141.3	5,809.5
Operating expenses		(1,984.8)	(1,829.7)	(3,892.7)	(3,773.4)
Other income	2	15.2	20.7	30.8	37.7
Operational EBITDA		**1,149.9**	**1,040.4**	**2,279.4**	**2,073.8**
Compensation from IDA		84.2	84.2	168.5	168.5
Amortisation of goodwill on acquisition of subsidiary companies		-	(142.1)	-	(282.9)
Depreciation and other amortisation	3	(490.2)	(448.9)	(966.1)	(890.8)
		743.9	**533.6**	**1,481.8**	**1,068.6**
Exceptional items	4	30.3	(22.2)	28.4	681.1
Profit on operating activities		**774.2**	**511.4**	**1,510.2**	**1,749.7**
Associated and joint venture companies					
- share of ordinary results		319.6	321.1	615.8	634.7
- share of exceptional results	5	-	(19.9)	-	(42.7)
- amortisation of goodwill		-	(21.2)	-	(42.5)
		319.6	280.0	615.8	549.5
Profit before interest and tax		**1,093.8**	**791.4**	**2,126.0**	**2,299.2**
Interest and investment income	6	15.0	28.4	41.3	53.1
Interest on borrowings	7	(122.6)	(121.1)	(243.7)	(238.5)
Profit before tax		**986.2**	**698.7**	**1,923.6**	**2,113.8**
Taxation	8	(220.8)	(232.1)	(458.5)	(462.4)
Profit after tax		**765.4**	**466.6**	**1,465.1**	**1,651.4**
Minority interest		0.2	5.9	0.7	18.8
Profit attributable to shareholders		**765.6**	**472.5**	**1,465.8**	**1,670.2**
Net profit (underlying) (1)	10	**735.2**	**606.1**	**1,431.2**	**1,207.6**
EBITDA	11	**1,553.7**	**1,425.8**	**3,063.7**	**2,834.3**
Earnings per share for the period attributable to shareholders of the Company (cents)					
- basic	12	4.33	2.65	8.25	9.37
- underlying (1)	12	4.16	3.40	8.06	6.77
- diluted	12	4.32	2.65	8.23	9.37

Note (1): Underlying net profit is defined as profit after tax attributable to shareholders of the Company before goodwill, exceptional items, Belgacom's net contribution and non-recurring exchange difference on loan to SingTel Optus Pty Limited ("SingTel Optus"), net of hedging. Underlying earnings per share is calculated based on the weighted average number of ordinary shares in issue during the period.

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEETS AS AT 30 SEPTEMBER 2004

	Notes	Group As at 30 Sep 04 S$ Mil (Unaudited)	Group As at 31 Mar 04 S$ Mil (Audited)	Company As at 30 Sep 04 S$ Mil (Unaudited)	Company As at 31 Mar 04 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		2,228.7	3,161.9	789.2	1,852.9
Short term investments		391.2	460.7	-	5.0
Trade and other debtors		1,956.2	4,245.1	817.9	2,816.0
Inventories		273.9	169.2	7.2	7.0
		4,850.0	**8,036.9**	**1,614.3**	**4,680.9**
Non-current assets					
Property, plant and equipment (net)		11,652.7	12,137.9	2,703.7	2,796.8
Goodwill on consolidation		9,794.9	9,736.2	-	-
Intangibles		587.1	592.9	4.1	4.3
Subsidiary companies		-	-	18,807.9	18,830.9
Associated companies		4,833.3	4,716.8	30.4	36.6
Joint venture companies		285.7	314.3	134.3	158.3
Long term investments		101.2	109.8	51.6	51.6
Deferred tax assets		695.2	893.8	-	-
Other non-current assets		438.4	318.6	317.1	272.4
		28,388.5	**28,820.3**	**22,049.1**	**22,150.9**
Total assets		**33,238.5**	**36,857.2**	**23,663.4**	**26,831.8**
Current liabilities					
Trade and other creditors		2,925.0	3,081.7	849.5	903.5
Provisions		21.6	18.2	-	-
Dividends payable to minority shareholders		-	173.3	-	-
Due to subsidiary companies		-	-	621.6	311.5
Borrowings (unsecured)	13	615.4	83.4	-	-
Borrowings (secured)	13	1,070.6	1,069.1	-	-
Current income tax		343.6	521.4	224.0	236.8
		4,976.2	**4,947.1**	**1,695.1**	**1,451.8**
Non-current liabilities					
Borrowings (unsecured)	13	7,944.4	8,631.1	6,320.3	6,279.3
Borrowings (secured)	13	89.8	108.8	-	-
Deferred tax liabilities		474.3	479.6	370.6	375.9
Deferred income		891.6	1,074.2	853.1	1,022.2
Advance billings		1,078.8	1,128.6	-	-
Other non-current liabilities		593.1	686.2	353.1	369.6
		11,072.0	**12,108.5**	**7,897.1**	**8,047.0**
Total liabilities		**16,048.2**	**17,055.6**	**9,592.2**	**9,498.8**
Net assets		**17,190.3**	**19,801.6**	**14,071.2**	**17,333.0**
Share capital and reserves					
Share capital		2,492.3	2,677.3	2,492.3	2,677.3
Reserves		14,687.0	17,074.9	11,578.9	14,655.7
Interest of shareholders of the Company		**17,179.3**	**19,752.2**	**14,071.2**	**17,333.0**
Minority interests		11.0	49.4	-	-
		17,190.3	**19,801.6**	**14,071.2**	**17,333.0**

Certain comparatives have been reclassified to conform with current period's presentation.

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 Jul 2004	2,679.2	4,901.4	9.2	(0.5)	503.6	13,361.6	(1,203.2)	20,251.3
Currency translation differences	-	-	-	-	38.0	-	-	38.0
Net gains not recognised in the consolidated income statement	-	-	-	-	38.0	-	-	38.0
Net profit for the period	-	-	-	-	-	765.6	-	765.6
Total recognised gains for the period	-	-	-	-	38.0	765.6	-	803.6
Goodwill released on dilution	-	-	-	-	-	(1.8)	1.8	-
Equity settled performance shares	-	-	-	5.0	-	-	-	5.0
Payment to employee in shares	-	-	-	(1.0)	-	-	-	(1.0)
Contribution to trust [(1)]	-	-	-	(2.1)	-	-	-	(2.1)
Final dividends for 2003/2004	-	-	-	-	-	(915.4)	-	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	-	(3,010.0)
Issue of new shares	4.4	43.5	-	-	-	-	-	47.9
Balance as at 30 Sep 2004	**2,492.3**	**2,126.2**	**9.2**	**1.4**	**541.6**	**13,210.0**	**(1,201.4)**	**17,179.3**

Note (1): A trust has been set up to administer the shares purchased under the **SingTel Executives' Performance Share Plan** and **SingTel Performance Share Plan.**

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

Group - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 Jul 2003	2,673.9	4,849.0	9.2	703.2	10,944.6	(2,008.7)	17,171.2
Currency translation differences	-	-	-	(11.1)	-	-	(11.1)
Net losses not recognised in the consolidated income statement	-	-	-	(11.1)	-	-	(11.1)
Net profit for the period	-	-	-	-	472.5	-	472.5
Total recognised (losses)/gains for the period	-	-	-	(11.1)	472.5	-	461.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	0.2	1.6	-	-	-	-	1.8
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**692.1**	**10,652.3**	**(2,008.7)**	**16,869.6**

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 Apr 2004	2,677.3	4,882.3	9.2	-	725.2	12,661.4	(1,203.2)	19,752.2
Currency translation differences	-	-	-	-	(183.6)	-	-	(183.6)
Net losses not recognised in the consolidated income statement	-	-	-	-	(183.6)	-	-	(183.6)
Net profit for the period	-	-	-	-	-	1,465.8	-	1,465.8
Total recognised (losses)/gains for the period	-	-	-	-	(183.6)	1,465.8	-	1,282.2
Goodwill released on dilution	-	-	-	-	-	(1.8)	1.8	-
Equity settled performance shares	-	-	-	17.9	-	-	-	17.9
Payment to employee in shares	-	-	-	(1.0)	-	-	-	(1.0)
Transfer to liability upon modification	-	-	-	(2.4)	-	-	-	(2.4)
Contribution to trust	-	-	-	(13.1)	-	-	-	(13.1)
Final dividends for 2003/2004	-	-	-	-	-	(915.4)	-	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	-	(3,010.0)
Issue of new shares	6.3	62.6	-	-	-	-	-	68.9
Balance as at 30 Sep 2004	**2,492.3**	**2,126.2**	**9.2**	**1.4**	**541.6**	**13,210.0**	**(1,201.4)**	**17,179.3**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

Group - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	-	-	-	481.8	-	-	481.8
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	-	10.4	10.4
Net gains not recognised in the consolidated income statement	-	-	-	481.8	-	10.4	492.2
Net profit for the period	-	-	-	-	1,670.2	-	1,670.2
Total recognised gains for the period	-	-	-	481.8	1,670.2	10.4	2,162.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	0.2	1.8	-	-	-	-	2.0
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**692.1**	**10,652.3**	**(2,008.7)**	**16,869.6**

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2004

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 Jul 2004	2,679.2	4,901.4	9.2	(2.6)	(1.3)	10,081.3	17,667.2
Net profit for the period / Total recognised gains for the period	-	-	-	-	-	281.0	281.0
Equity settled performance shares	-	-	-	1.7	-	-	1.7
Contribution to trust	-	-	-	(1.2)	-	-	(1.2)
Final dividends for 2003/2004	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	4.4	43.5	-	-	-	-	47.9
Balance as at 30 Sep 2004	**2,492.3**	**2,126.2**	**9.2**	**(2.1)**	**(1.3)**	**9,446.9**	**14,071.2**

Company - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 Jul 2003	2,673.9	4,849.0	9.2	24.6	8,402.3	15,959.0
Currency translation differences	-	-	-	2.8	-	2.8
Net gains not recognised in the income statement	-	-	-	2.8	-	2.8
Net profit for the period	-	-	-	-	278.7	278.7
Total recognised gains for the period	-	-	-	2.8	278.7	281.5
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	0.2	1.6	-	-	-	1.8
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**27.4**	**7,916.2**	**15,477.5**

The accompanying notes form an integral part of these interim financial statements.

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 Apr 2004	2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
Net profit for the period / Total recognised gains for the period	-	-	-	-	-	596.8	596.8
Equity settled performance shares	-	-	-	8.0	-	-	8.0
Transfer to liability upon modification	-	-	-	(1.6)	-	-	(1.6)
Contribution to trust	-	-	-	(8.5)	-	-	(8.5)
Final dividends for 2003/2004	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	6.3	62.6	-	-	-	-	68.9
Balance as at 30 Sep 2004	**2,492.3**	**2,126.2**	**9.2**	**(2.1)**	**(1.3)**	**9,446.9**	**14,071.2**

Company - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	30.1	-	30.1
Net gains not recognised in the income statement	-	-	-	30.1	-	30.1
Net profit for the period	-	-	-	-	1,287.3	1,287.3
Total recognised gains for the period	-	-	-	30.1	1,287.3	1,317.4
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	0.2	1.8	-	-	-	2.0
Balance as at 30 Sep 2003	**2,674.1**	**4,850.6**	**9.2**	**27.4**	**7,916.2**	**15,477.5**

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED) FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

	Quarter 30 Sep		Half year 30 Sep	
	2004 S$ Mil	2003 S$ Mil	2004 S$ Mil	2003 S$ Mil
Cash Flows from Operating Activities				
Profit before tax	986.2	698.7	1,923.6	2,113.8
Adjustments for:				
Amortisation of goodwill	-	163.3	-	325.4
Amortisation - others	3.0	10.4	4.9	21.0
Depreciation of property, plant and equipment	487.2	438.5	961.2	869.8
Exceptional items	(30.3)	22.2	(28.4)	(681.1)
IDA compensation	(84.2)	(84.2)	(168.5)	(168.5)
Interest and investment income	(15.0)	(28.4)	(41.3)	(53.1)
Interest on borrowings	122.6	121.1	243.7	238.5
Net loss on disposal of property, plant and equipment	1.9	2.6	1.5	1.2
Property, plant and equipment written off	0.1	-	0.1	0.1
Share of results of associated and joint venture companies	(319.6)	(301.2)	(615.8)	(592.0)
Other non-cash items	4.1	-	17.4	2.0
	169.8	344.3	374.8	(36.7)
Operating cash flow before working capital changes	**1,156.0**	**1,043.0**	**2,298.4**	**2,077.1**
Changes in operating assets and liabilities				
Trade and other debtors	65.6	80.9	(75.6)	37.4
Trade and other creditors	(190.8)	(170.5)	(157.9)	(211.4)
Inventories	(43.8)	(1.0)	(112.7)	(37.5)
Provisions	(0.3)	(0.6)	3.4	(0.7)
Currency translation adjustments of subsidiary companies	14.0	(4.1)	3.5	(2.2)
Cash generated from operations	**1,000.7**	**947.7**	**1,959.1**	**1,862.7**
Dividends received from associated and joint venture companies	170.0	171.3	232.3	304.9
Dividends received from Singapore Post Limited (1)	-	110.0	-	110.0
Income tax paid	(157.3)	(199.8)	(188.4)	(217.7)
Net cash inflow from operating activities	**1,013.4**	**1,029.2**	**2,003.0**	**2,059.9**
Cash Flows from Investing Activities				
Dividends received from other investments	2.4	5.2	6.8	10.4
Interest received	24.0	12.3	37.6	19.7
Investment in associated and joint venture companies	-	-	-	(0.6)
Long term loans to associated and joint venture companies	-	-	-	(2.1)
Long term loans repaid by associated and joint venture companies	12.6	-	24.0	-
Proceeds from liquidation/sale of associated and joint venture companies	13.7	-	2,348.1	1.4
Balance carried forward	52.7	17.5	2,416.5	28.8

The accompanying notes form an integral part of these interim financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

	Quarter 30 Sep		Half year 30 Sep	
	2004 S$ Mil	2003 S$ Mil	2004 S$ Mil	2003 S$ Mil
Cash Flows from Investing Activities (cont'd)				
Balance brought forward	52.7	17.5	2,416.5	28.8
Investment in long term investments	-	(0.3)	(1.6)	(0.9)
Proceeds from sale of long term investments	30.3	-	43.6	56.6
Net sale/(purchase) of short term investments	111.3	(273.9)	79.0	(279.3)
Payment for purchase of property, plant and equipment	(346.7)	(266.6)	(659.9)	(557.1)
Proceeds from sale of property, plant and equipment	0.8	33.2	1.2	36.4
Payment for purchase of subsidiary company, net of cash acquired (2)	(277.1)	(6.1)	(277.1)	(6.1)
Proceeds from sale of subsidiary, net of cash disposed (3)	-	-	-	348.8
Proceeds from sale of Yellow Pages directory assets and businesses (4)	-	6.6	-	222.7
Adjustment to proceeds from disposal of subsidiary company - Dingo Blue settlement	-	(26.6)	-	(26.6)
Recovery of long term investment previously written off	-	-	2.3	-
Payment for purchase of intangibles	(1.1)	(0.6)	(2.6)	(2.5)
Net cash (outflow)/inflow from investing activities	**(429.8)**	**(516.8)**	**1,601.4**	**(179.2)**
Cash Flows from Financing Activities				
Proceeds from term loans	1,130.7	809.1	1,882.8	1,941.4
Repayment of term loans	(1,066.9)	(1,094.6)	(2,080.5)	(2,283.4)
Proceeds from bond issue	-	-	-	300.0
Bonds repurchased	-	(485.0)	-	(485.0)
Finance lease payments	(32.5)	(23.5)	(34.4)	(110.3)
Premium paid on bonds repurchased	-	(16.5)	-	(16.5)
Balance pending settlement of bond repurchasec	-	502.4	-	502.4
Contribution to trust	(2.1)	-	(2.1)	-
Net interest paid on borrowings and swaps	(94.7)	(97.4)	(214.7)	(244.5)
Loan from minority shareholder repaid	-	-	(37.3)	(6.3)
Capital repayment to minority shareholder	-	-	(19.9)	-
Dividends paid to minority shareholders	-	-	(171.7)	-
Dividends paid to shareholders	(915.4)	(764.8)	(915.4)	(764.8)
Payment for cancellation of shares on capital reduction	(3,010.0)	-	(3,010.0)	-
Proceeds from issue of shares	47.9	1.8	68.9	2.0
Net cash outflow from financing activities	**(3,943.0)**	**(1,168.5)**	**(4,534.3)**	**(1,165.0)**
Net change in cash and cash equivalents	(3,359.4)	(656.1)	(929.9)	715.7
Exchange effects on cash and cash equivalents	1.3	-	(3.4)	-
Cash and cash equivalents at beginning of period	5,586.7	2,321.2	3,161.9	949.4
Cash and cash equivalents at end of period	**2,228.6**	**1,665.1**	**2,228.6**	**1,665.1**

The accompanying notes form an integral part of these interim financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED) FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	As at 30 Sep	
	2004 S$ Mil	2003 S$ Mil
Fixed deposits	2,060.1	1,478.4
Cash and cash balances	168.6	186.8
Less: bank overdrafts	(0.1)	(0.1)
	2,228.6	**1,665.1**

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 September 2004 is US$11.9 million (S$20.0 million) (30 September 2003: US$8.9 million or S$15.4 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group") which is subject to a fixed charge.

Note (1): Dividends from Singapore Post Limited

This represented a portion of the S$200 million special dividend that was declared prior to 31 March 2003, when Singapore Post Limited ("SingPost") was a wholly owned subsidiary of SingTel.

Note (2): Payment for purchase of subsidiary company

In the current period, SingTel Optus acquired 100% equity interest in Uecomm Limited and its subsidiary companies ("Uecomm Group").

The fair values of identifiable net assets of the subsidiary companies acquired were:

	S$ Mil
Property, plant and equipment	199.8
Non-current assets (excluding property, plant and equipment)	26.6
Cash and cash equivalents	5.3
Current assets (excluding cash)	15.2
Current liabilities	(29.4)
Non-current liabilities	(8.5)
Fair value of net assets acquired	209.0
Provisional goodwill	73.4
Total cash consideration	282.4
Less: cash and cash equivalents in subsidiary companies acquired	(5.3)
Net cash outflow on acquisition	**277.1**

In FY2003/04, NCS Pte. Ltd., a wholly owned subsidiary company of SingTel, paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with the terms and conditions in the sale and purchase agreements.

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED) FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

Note (3): **Divestment of subsidiary company**

In FY2003/04, the fair values of identifiable net assets of SingPost divested (as at 1 April 2003 adjusted for bond issue of S$300 million on 11 April 2003) were:

	S$ Mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	545.2
Gross proceeds	761.1
Less: cash and cash equivalents in subsidiary companies divested	(412.3)
Net cash inflow on divestment	**348.8**

Note (4): **Proceeds from sale of Yellow Pages directory assets and businesses**

In FY2003/04, the fair values of identifiable net assets of Yellow Pages directory assets and businesses sold were:

	S$ Mil
Property, plant and equipment	33.6
Non-current assets (excluding property, plant and equipment)	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.1
Total cash inflow on sale after final price adjustment for the half year ended 30 September 2003	222.7
Cash inflow for the quarter ended 30 June 2003	216.1
Incremental cash inflow for quarter ended 30 September 2003	**6.6**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

1. BASIS OF PREPARATION

This half year report, expressed in Singapore dollars, has been prepared under the historical cost convention and is in accordance with **Singapore Financial Reporting Standard ("FRS") 34 - Interim Financial Reporting.**

Except for the adoption of FRS 102, FRS 103, Revised FRS 36 and Revised FRS 38 with effect from 1 April 2004, the same accounting policies and methods of computation as in the Group's most recently audited financial statements for the financial year ended 31 March 2004 have been applied.

2. OTHER INCOME

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Rental income	2.7	3.1	5.5	6.5
Bad trade debts recovered	1.8	3.9	3.4	5.2
Net exchange gain/(loss) - trade related	3.0	5.2	(2.8)	6.7
Net loss on disposal of property, plant and equipment	(1.9)	(2.6)	(1.5)	(1.2)
Property, plant and equipment written off	(0.1)	-	(0.1)	(0.1)
Others	9.7	11.1	26.3	20.6
	15.2	**20.7**	**30.8**	**37.7**

3. DEPRECIATION AND OTHER AMORTISATION

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Depreciation of property, plant and equipment	487.2	438.5	961.2	869.8
Amortisation of intangibles	5.1	11.4	9.3	22.5
Amortisation of sales and leaseback income	(5.5)	(5.9)	(10.7)	(11.6)
Other amortisation	3.4	4.9	6.3	10.1
	490.2	**448.9**	**966.1**	**890.8**

4. EXCEPTIONAL ITEMS

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Exceptional gains				
Gain on sale of non-current investments [1]	28.4	-	39.4	3.3
Gain on divestment of subsidiary company	-	-	-	545.2
Gain on sale of Yellow Pages directory assets and businesses	-	5.0	-	160.1
Recovery of investment in non-current investments [1] previously written off	-	-	2.3	1.4
Gain on dilution of interest in associated companies	2.4	-	2.4	-
	30.8	5.0	44.1	710.0
Exceptional losses				
Impairment of goodwill on acquisition of subsidiary company	-	-	(14.6)	-
Impairment of non-current investments [1]	(0.5)	(0.6)	(1.1)	(2.3)
Settlement of Dingo Blue legal suit	-	(26.6)	-	(26.6)
	(0.5)	(27.2)	(15.7)	(28.9)
	30.3	**(22.2)**	**28.4**	**681.1**

Note (1): Non-current investments comprise investments in associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

5. EXCEPTIONAL ITEMS – ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Share of exceptional results (pre-tax) comprise:				
Exceptional gains				
Refund of notional interest on licence fee	-	-	-	8.2
Others	-	11.3	-	9.7
	-	11.3	-	17.9
Exceptional losses				
Effects of Punjab licence expensed	-	-	-	(23.0)
Impairment of property, plant and equipment	-	(18.2)	-	(22.3)
Impairment of non-current investment	-	(13.0)	-	(13.0)
Others	-	-	-	(2.3)
	-	(31.2)	-	(60.6)
	-	**(19.9)**	**-**	**(42.7)**

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

6. INTEREST AND INVESTMENT INCOME

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Interest income from				
- associated and joint venture companies	3.9	9.6	8.5	13.7
- others	15.8	2.8	28.5	7.2
	19.7	12.4	37.0	20.9
Amortisation of discount on bonds	-	-	-	(0.1)
Gross dividend from investments	2.4	5.2	6.8	9.3
Net loss on sale of short term investments	(0.1)	(11.4)	(0.1)	(11.4)
(Diminution)/Writeback of diminution in value of short term investments	(1.3)	15.4	0.5	19.9
Related net exchange (loss)/gain	(5.5)	6.7	(8.8)	14.3
Exchange gain on short term loan to SingTel Optus, net of hedging	0.1	-	6.2	-
Others	(0.3)	0.1	(0.3)	0.2
	15.0	**28.4**	**41.3**	**53.1**

7. INTEREST ON BORROWINGS

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Interest expense incurred on				
- bonds	133.5	134.9	268.3	266.1
- bank loans	14.5	8.8	27.0	20.9
- interest rate hedging contracts	(29.9)	(34.8)	(61.0)	(62.0)
- others	5.7	7.8	9.0	18.8
Premium on bond buyback	-	16.5	-	16.5
Amortisation of bonds and related costs	1.5	3.0	3.3	3.5
	125.3	136.2	246.6	263.8
Less:				
Amounts capitalised in the balance sheets	(2.7)	(4.8)	(2.9)	(15.0)
Waiver of interest	-	(10.3)	-	(10.3)
	122.6	**121.1**	**243.7**	**238.5**

8. TAXATION

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Current and deferred tax expense attributable to current period's profits	162.1	145.2	325.4	286.6
Current and deferred tax adjustments in respect of prior year	(0.3)	(1.7)	(0.1)	(2.0)
Share of taxes of associated and joint venture companies				
- ordinary activities	80.5	92.9	154.7	183.3
- exceptional items	(21.5)	(4.3)	(21.5)	(5.5)
	59.0	88.6	133.2	177.8
Tax expense for the period	**220.8**	**232.1**	**458.5**	**462.4**

9. OTHER INCOME STATEMENT ITEMS

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Allowance for doubtful debts				
- trade debtors	33.9	36.5	63.6	73.1
- other debtors	-	0.6	-	0.6
- others	0.4	-	0.7	-
Bad trade debts written off	0.1	0.1	0.1	0.1
Allowance for inventory obsolescence	3.3	-	7.9	0.2
Inventory written off	0.3	0.2	0.5	0.3

10. NET PROFIT (UNDERLYING)

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Group's net profit attributable to shareholders	765.6	472.5	1,465.8	1,670.2
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	-	142.1	-	282.9
- associated and joint venture companies	-	21.2	-	42.5
Exceptional items	(30.3)	22.2	(28.4)	(681.1)
Belgacom's net contribution	-	(51.9)	-	(106.9)
Exchange difference on loan to SingTel Optus, net of hedging	(0.1)	-	(6.2)	-
Net profit (underlying)	**735.2**	**606.1**	**1,431.2**	**1,207.6**

11. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	Quarter 30 Sep 2004 S$ Mil	Quarter 30 Sep 2003 S$ Mil	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
EBITDA is defined as				
Profit before tax	986.2	698.7	1,923.6	2,113.8
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	-	142.1	-	282.9
- associated and joint venture companies	-	21.2	-	42.5
Depreciation and other amortisation	490.2	448.9	966.1	890.8
Exceptional items	(30.3)	22.2	(28.4)	(681.1)
Interest and investment income	(15.0)	(28.4)	(41.3)	(53.1)
Interest on borrowings	122.6	121.1	243.7	238.5
EBITDA	**1,553.7**	**1,425.8**	**3,063.7**	**2,834.3**

12. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	Quarter 30 Sep 2004 '000	Quarter 30 Sep 2003 '000	Half year 30 Sep 2004 '000	Half year 30 Sep 2003 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	17,666,595	17,826,508	17,760,551	17,826,178
Adjustment for assumed conversion of share options	41,055	7,568	44,733	2,364
Adjustment for potential dilutive ordinary shares	17,525	-	13,145	-
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,725,175	17,834,076	17,818,429	17,828,542

No adjustment is made to earnings for the calculation of fully diluted earnings per share.

13. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	As at 30 Sep 2004 S$ Mil	As at 31 Mar 2004 S$ Mil
Unsecured borrowings		
Repayable within one year	615.4	83.4
Repayable after one year	7,944.4	8,631.1
	8,559.8	8,714.5
Secured borrowings		
Repayable within one year, or on demand	1,070.6	1,069.1
Repayable after one year	89.8	108.8
	1,160.4	1,177.9
	9,720.2	**9,892.4**

Group	As at 30 Sep 2004 S$ Mil	As at 31 Mar 2004 S$ Mil
Secured borrowings comprised:		
Bank loans	1,035.9	1,012.6
Finance lease liabilities	124.5	165.3
	1,160.4	**1,177.9**

Some of the finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under secured finance lease as at 30 September 2004 is S$49.6 million (31 March 2004: S$56.8 million).

13. GROUP'S BORROWINGS AND DEBT SECURITIES (CONTINUED)

The bank loans are secured over the following:

(i) all shares in C2C Pte Ltd; and

(ii) all assets of C2C Group which amount to US$1.01 billion (S$1.70 billion) (31 March 2004: US$1.05 billion) as at 30 September 2004.

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the syndicate of bankers.

Please refer to Appendix 4 of the Management Discussion & Analysis of the Group for the second quarter and half year ended 30 September 2004 for more information in respect of C2C Group.

14. DETAILS OF MATERIAL ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Half year 30 Sep 2004 S$ Mil	Half year 30 Sep 2003 S$ Mil
Profit before tax		
- ordinary activities	615.8	634.7
- exceptional items	-	(42.7)
	615.8	592.0
Income tax		
- ordinary activities	(154.7)	(183.3)
- exceptional items	21.5	5.5
	(133.2)	(177.8)
Amortisation of goodwill on acquisition of associated and joint venture companies	-	(42.5)
Share of results of associated and joint venture companies	**482.6**	**371.7**

Group	Equity interest As at 30 Sep 2004 %	Equity interest As at 30 Sep 2003 %	Contribution to net profit after tax [(1)] Half year 30 Sep 2004 S$ Mil	Contribution to net profit after tax [(1)] Half year 30 Sep 2003 S$ Mil
Equity accounted associated and joint venture companies				
PT Telekomunikasi Selular	35.00	35.00	182.5	120.1
Advanced Info Service Public Co. Ltd	21.47	21.53	107.9	91.7
Globe Telecom, Inc.	40.05	29.06	103.6	47.6
Belgacom S.A	-	12.15	-	118.8
Bharti Tele-Ventures Limited	28.46	28.46	65.2	13.1
Others			23.4	(19.6)
			482.6	**371.7**

Note (1): Includes amortisation of goodwill for the half year ended 30 September 2003.

The details of associated and joint venture companies are set out in Note 24 and 25 to the interim financial statements respectively.

15. DETAILS OF ENTITIES OVER WHICH CONTROL HAS BEEN GAINED DURING THE PERIOD

Name of entity	Uecomm Group
Date of gain of control	8 July 2004
Contribution to Group's profit from ordinary activities during the current half year	S$0.42 million

16. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	As at 30 Sep 2004 S$ Mil
Issued and fully paid	
Ordinary shares of S$0.15 each ("Shares")	
Balance as at 1 July - 17,861,074,644	2,679.2
Issue of 29,425,700 Shares	4.4
Cancellation of 1,275,417,778 Shares pursuant to capital reduction	(191.3)
Balance as at 30 September - 16,615,082,566 Shares	**2,492.3**

(a) Changes to share capital

In the current quarter ended 30 September 2004, the Company issued 29,425,700 ordinary shares of S$0.15 each upon the exercise of 29,425,700 share options at the exercise price of between S$1.42 and S$2.26 per share.

In addition, the Company cancelled 1,275,417,778 ordinary shares of S$0.15 each at the price of S$2.36 per share pursuant to a capital reduction.

(b) Outstanding share options

The number of outstanding share options under the **Singapore Telecom Share Option Scheme 1999** as at 30 September 2004 was 158,545,675 (30 September 2003: 234,639,100).

The number of share options under the **Optus Executive Option Plan** as at 30 September 2004 was 4,013,550 (30 September 2003: 4,397,950). Under the Optus Executive Option Plan, on the exercise of these options, SingTel Optus will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 September 2004 was 165,208,168 shares (30 September 2003: 241,939,697).

(c) Performance shares

As at 30 September 2004, the number of outstanding performance shares under the **SingTel Executives' Performance Share Plan** and **SingTel Performance Share Plan** was 67,970,031 (30 September 2003: 37,620,319).

17. NET ASSET VALUE

	Group As at 30 Sep 04	Group As at 31 Mar 04	Company As at 30 Sep 04	Company As at 31 Mar 04
Net asset per ordinary share (cents)	103.40	110.67	84.69	97.11

18. CONTINGENT LIABILITIES

(a) Guarantees

As at 30 September 2004

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45 million (31 March 2004: S$45 million) contract to provide information technology services.

(ii) The Company guaranteed an A$500 million (S$612 million) (31 March 2004: A$500 million) loan facility entered into by SingTel Optus. The facility matures on 6 May 2005. A$200 million (S$244.8 million) had been drawn down as at 30 September 2004 (31 March 2004: A$300.0 million).

(iii) The Group and Company provided bankers' guarantees and insurance bonds of S$100.3 million and S$4.4 million (31 March 2004: S$107.5 million and S$5.7 million) respectively.

(iv) A subsidiary company provided performance guarantees amounting to US$64 million (S$107.7 million) (31 March 2004: US$64 million) to a third party in respect of a joint venture company.

(v) On 30 April 2003, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited ("Southern Cross Cable Consortium") restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, SingTel Optus Group has provided contingent credit support for up to US$42.2 million (S$71.0 million) (31 March 2004: US$45.3 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(vi) In connection with the Initial Public Offering ("IPO") of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6% held associated company of the Group, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to the Group's effective interest in ADSB and limited to the proceeds from the IPO of €967 million (S$2.0 billion) (31 March 2004: €967 million).

In addition, SingTel Mobile has entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8% in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile may incur by reason of the guarantees given above. The above guarantees and the SPH indemnity are not limited in duration.

18. CONTINGENT LIABILITIES (CONTINUED)

(a) Guarantees (continued)

(vii) In connection with the SingPost IPO in May 2003, the Company and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by the Company or SingPost. The indemnity is not limited in duration or amount.

(b) Audit of tax losses

As at 30 September 2004, SingTel Optus Group has estimated unutilised tax losses of approximately A$1.82 billion (S$2.23 billion) (31 March 2004: A$2.24 billion) with tax effect of A$546.6 million (S$669.0 million) (31 March 2004: A$671.6 million) which are available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of the SingTel Optus Group's entitlement to carried forward tax losses. The Group believes that the audit will not result in any change to its deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 30 September 2004 would be a reduction in deferred tax assets due to tax losses of A$130.1 million (S$159.2 million) (31 March 2004: A$156.4 million), and a reduction in unrecognised tax losses with tax impact of A$416.5 million (S$509.8 million) (31 March 2004: A$416.5 million). In addition, further income tax expense of A$26 million (S$31.8 million) (31 March 2004: nil) would need to be recognised.

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. SingTel Optus is vigorously defending the claims.

(d) Notices to impose charges on cables

As previously disclosed, a group of councils in one Australian State has commenced proceedings in which they pursue legal claims and seek unquantified amounts of compensation in relation to overhead and underground cables. This matter has now been dismissed by the Federal Court with no orders against SingTel Optus.

(e) Disputes with an international carrier and a service provider

As previously reported, SingTel Optus is in dispute with an international carrier and a service provider regarding amounts due under contracts. SingTel Optus also has claimed for amounts due to it. Both disputes have been heard, but no determination has been made in either. The contingent liability not yet provided for in the financial statements is estimated at A$20 million (S$24.5 million) (31 March 2004: A$20 million).

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

19. SEGMENT INFORMATION FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

Primary Reporting Format – Geographical Segments

Group - 2004	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,893.3	4,150.2	97.8	-	6,141.3
Inter-segment revenue	11.8	-	43.7	(55.5)	-
Operating revenue	**1,905.1**	**4,150.2**	**141.5**	**(55.5)**	**6,141.3**
Segment results	679.4	639.1	(58.9)	22.9	1,282.5
Other income	33.8	20.6	0.3	(23.9)	30.8
Compensation from IDA	168.5	-	-	-	168.5
Profit/(Loss) before exceptional items	**881.7**	**659.7**	**(58.6)**	**(1.0)**	**1,481.8**
Exceptional items					
- allocated	3.9	-	23.3	-	27.2
- unallocated					1.2
Profit on operating activities					**1,510.2**
Share of results of associated and joint venture companies	33.0	1.9	580.9	-	615.8
Profit before interest and tax					**2,126.0**
Interest and investment income					41.3
Interest on borrowings					(243.7)
Profit on ordinary activities before tax					**1,923.6**

19. SEGMENT INFORMATION FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004 (CONTINUED)

Primary Reporting Format – Geographical Segments

Group - 2003	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,956.5	3,762.3	90.7	-	5,809.5
Inter-segment revenue	16.3	-	36.5	(52.8)	-
Operating revenue	**1,972.8**	**3,762.3**	**127.2**	**(52.8)**	**5,809.5**
Segment results	741.5	443.4	(65.1)	25.5	1,145.3
Other income	37.3	23.8	0.5	(23.9)	37.7
Amortisation of goodwill on acquisition of subsidiary companies	-	(280.2)	(2.7)	-	(282.9)
Compensation from IDA	168.5	-	-	-	168.5
Profit/(loss) before exceptional items	**947.3**	**187.0**	**(67.3)**	**1.6**	**1,068.6**
Exceptional items					
- allocated	706.8	(26.6)	-	-	680.2
- unallocated					0.9
Profit on operating activities					**1,749.7**
Share of results of associated and joint venture companies (after goodwill amortisation)	26.2	1.7	521.6	-	549.5
Profit before interest and tax					**2,299.2**
Interest and investment income					53.1
Interest on borrowings					(238.5)
Profit on ordinary activities before tax					**2,113.8**

20. DIVIDENDS

In the half year ended 30 September 2004, a final dividend of 6.4 cents per share, less tax at 20%, of S$915.4 million was paid in respect of the financial year ended 31 March 2004.

No dividends have been recommended or declared in the current half year ended 30 September 2004. No dividends were recommended or declared for the same period last year.

21. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion & Analysis of the Group for the second quarter and half year ended 30 September 2004.

22. WHERE A FORECAST, OR PROSPECT STATEMENT HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion & Analysis of the Group for the second quarter and half year ended 30 September 2004.

23. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT REPORTING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion & Analysis of the Group for the second quarter and half year ended 30 September 2004.

24. ASSOCIATED COMPANIES OF THE GROUP

Name of Company	Percentage of Effective Equity Held by the Group 30 Sep 04 %	 30 Sep 03 %
Abacus Travel Systems Pte Ltd	30.0	30.0
ADSB Telecommunications B.V.	25.6	24.3
Advanced Info Service Public Co. Ltd	21.5	21.5
APT Satellite Holdings Limited	20.3	20.4
APT Satellite International Company Limited	28.6	28.6
Asiacom Philippines, Inc.	40.0	20.0
Belgacom S.A.	-	12.15
Bharti Telecom Limited	27.0	27.0
Bharti Tele-Ventures Limited	28.5	28.5
Globe Telecom Holdings, Inc.	46.1	42.5
Globe Telecom, Inc.	40.1	29.1
Infoserve Technology Corp. (Cayman Islands)	25.0	25.0
MediaCorp Press Ltd	-	23.1
New Century Infocomm Tech. Co. Ltd.	24.5	24.3
PT Telekomunikasi Selular	35.0	35.0
Singapore Post Limited	31.0	31.0
Teleinfo Media Co. Ltd	-	25.0
VA Dynamics Sdn Bhd	49.0	49.0

25. JOINT VENTURE COMPANIES OF THE GROUP

Name of Company	Percentage of Effective Equity Held by the Group 30 Sep 04 %	30 Sep 03 %
Acasia Communications Sdn Bhd	16.8	16.8
ACPL Marine Pte Ltd	41.7	41.7
APT Satellite Telecommunications Limited (1)	56.2	56.2
Arus Dimensi Sdn Bhd	49.0	-
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holding Sdn Bhd	17.6	17.6
Bharti Aquanet Limited	49.0	49.0
Digital Network Access Communications Pte Ltd	50.0	50.0
ILJIN C2C Ltd	29.2	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0
Integrated Databases India Ltd	-	49.0
Integrated Payment Venture Pte Ltd	50.0	50.0
International Cableship Pte Ltd	45.0	45.0
Lycos Asia Limited	-	50.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International	40.0	40.0
Radiance Communications Pte Ltd	50.0	50.0
SESAMi Inc.	-	44.5
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
Virgin Mobile (Australia) Pty Limited	30.2	30.2

<u>Note (1)</u>: The Group regards this company as a joint venture company, notwithstanding that it has more than 50% of the company's issued share capital, because it exercises joint control.

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732

4 November 2004

Dear Sirs

INDEPENDENT REVIEW REPORT
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2004

We have performed an independent review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (known collectively as the "Group") as of and for the Second Quarter and Half Year ended 30 September 2004 in order for the Company to lodge the Appendix 4D with the Australian Stock Exchange and for its announcement on the Singapore Exchange.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following -

- Consolidated Income Statements for the Second Quarter and Half Year ended 30 September 2004 and 30 September 2003;

- Balance Sheets of the Group and Company as at 30 September 2004 and 31 March 2004;

- Consolidated Statements of Changes in Equity for the Second Quarter and Half Year ended 30 September 2004 and 30 September 2003;

- Statements of Changes in Equity for the Second Quarter and Half Year ended 30 September 2004 and 30 September 2003;

- Consolidated Cash Flow Statements for the Second Quarter and Half Year ended 30 September 2004 and 30 September 2003;

- Selected notes to the interim financial statements for the Second Quarter and Half Year ended 30 September 2004 and 30 September 2003;

- Segment Information for the Half Year ended 30 September 2004 and 30 September 2003;

- Dividends;

- Associated companies of the Group; and

- Joint venture companies of the Group.

The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

This review was performed to enable us to state whether, on the basis of the procedures described above, anything has come to our attention that would indicate that the interim financial information is not presented fairly in all material respects, in accordance with Financial Reporting Standard 34: Interim Financial Reporting ("FRS 34").

Based on our review of the interim financial information, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not presented fairly in all material respects, in accordance with FRS 34.

Yours faithfully

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2004 06:34:17
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Financial Results Presentation - Second Quarter and Half Year Ended 30 September 2004
Description	
Attachments:	2nd0405-slides.pdf Total size = **1140K** (2048K size limit recommended)

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SingTel

Financial results presentation

Q2 FY05: quarter ended 30th September 2004

4th November 2004

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

Asia's leading communications company

SingTel



Lee Hsien Yang

President & Chief Executive Officer

Q2 FY05: NPAT $735m[1]

➢ Strong underlying earnings growth

Group performance	Underlying earnings growth[1]	21%	Group free cash flow[2]	$667m
SingTel – cash flow engine	Revenue stabilising	(0.8%)	Free cash flow[2]	$314m
Optus – challenger focused on returns	Operational EBITDA margin	31%	Net profit after tax up[3]	87%
Regional mobile – earnings driver	Regional mobile customers up	43%	Regional mobile earnings up[4]	39%

[1] Excluding Belgacom, goodwill amortisation, FX on interco loan and EI
[2] Operating cash before interest less cash capex
[3] Excluding C1 contract
[4] Before exceptionals

Successful transformation continues

Proportionate EBITDA outside Singapore[1] 66%


Others
1%
Singapore
34%
Australia
39%
Regional
Mobile
26%

Benefits of capital reduction

Cash distributed to shareholders	$3bn
Shares on issue reduced to 16.6bn	7%
More efficient capital structure – net debt:net capitalisation	31%

SingTel

[1] Based on three months to Sep 04

Group results Q2 FY05: underlying NPAT up 21%[1]

- Underlying EPS up 22% to 4.2 cents[1]

Statutory results $m	3 months to Sept 04	3 months to Sept 03	% increase/ (decrease)
Operating revenue	3,120	2,849	10%
Operational EBITDA	1,150	1,040	11%
Operational EBITDA margin	37%	37%	-
Associates - excluding Belgacom and EI	320	232	38%
EBITDA[2]	1,554	1,426	9%
NPAT before goodwill and EI	735	658	12%
Exceptional items	30	(22)	N/M
NPAT	766	473	62%
NPAT – underlying[1]	735	606	21%
Earnings per share – underlying[1]	4.2	3.4	22%

[1] Excluding Belgacom, goodwill amortisation, FX on inte[illegible] loan & EI

[2] Operational EBITDA [illegible]DA compensation + share of results of associates


SingTel

SingTel

SingTel

SingTel results Q2 FY05

- Revenues stabilising

Statutory results $m	3 months to Sept 04	3 months to Sept 03	% change
Operating revenue	994	1,003	(0.8%)
Operating expenses	(509)	(504)	1.2%
Operational EBITDA	491	507	(3.2%)
Operational EBITDA margin	49%	51%	N/M

Data helps to stabilise revenues

Singapore revenues are stabilising[1]


Total revenues[1]
Revenues ex IT[1]
Singapore revenues $m[1]
1150
1100
1050
1000
950
900
850
800
1093
1079
1003
994
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Data and internet revenues up 5%


Data and internet revenues $m
310
300
290
280
270
260
250
307
298
279
294
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Data drivers


DSL rev
30%
LLC rev
9%
ILC rev
12%

[1] Excluding SingPost and Yellow Pages

SingTel: other second quarter revenue trends

	Q2 FY05 vs Q2 FY04			
Mobile	Postpaid customers[1] Postpaid churn	19k 1.2%	Mobile revenue	1%
International Telephone	Collection rates Int'l tel gross margin[2]	14% 72%	Int'l tel revenue	14%
IT & Engineering services	Singapore revenue Increased contribution from IPACS	4% $14m	IT revenue	12%
National Telephone	DEL lines DEL market share	2% 99.3%	Nat'l Telephone revenue	6%

[1] From June 04 [2] Revenue less outpayments as % of revenue

SingTel: careful cost control

Operating costs	1%
Staff costs	↓ 3%
Traffic expenses	↓ 15%
Cost of sales	↑ 16%
Selling & admin expenses	↑ 9%

Free cash flow[1] impacted by lower dividends receipt $314m

$m	Q2 FY05	Q2 FY04
Operating cash flow	427	421
SingPost special dividend	-	110
Other dividends	170	171
Tax	(157)	(200)
Op. cash before interest	440	503
Cash capex	(126)	(85)
Free cash flow[1]	314	418
Free cash flow[1] - excl dividends	144	137

[1] Operating cash before interest less cash capex



SingTel

Singapore FY05 outlook unchanged

SingTel


OPTUS
CENTRE

Optus

Optus: double digit EBITDA growth[1]

- 6% sequential revenue growth

Statutory results A$m	3 months to Sept 04	3 months to Sept 03[1]	% increase[1]
Operating revenue	1,754	1,567	12%
Operational EBITDA	544	459	18%
Operational EBITDA margin	31.0%	29.3%	N/M
EBITDA	543	458	19%
EBIT	285	209	36%
NPAT	163	88	87%
Free cash flow[2]	291	301	(3%)
Cash capex	182	157	16%

[1] Excludes $34m C1 defence contract recorded in Sept 2003 quarter [2] Operating cash before interest less cash capex

Optus Mobile: revenues up 13% in Q2

- Operational EBITDA margin improves to 39%

Service revenues (excl equipment)	10%



Mobile revenue A$m
79
764
112
842
Equipment
Service
Q2 FY04
Q2 FY05

Optus Mobile – growth drivers	
Customer base reaches 5.9m	17%
Business revenue growth	7%
Data revenue growth	25%

Optus Business and Wholesale: revenue up 19%[1]

- Combined margin improves to 27%

Revenue growth in both divisions



Business & W'sale rev A$m
113
249
132
18
281
Wholesale
16%
Uecomm
Business[2]
13%
Q2 FY04[1]
Q2 FY05

Optus Business – improving revenue share

Data & IP revenues A$82m (excl Uecomm)	10%
Voice revenues A$118m	3%
Satellite revenues A$54m	34%
Managed & professional services A$27m	42%

[1] Excluding $34m C1 defence contract recorded in Sept 2003 quarter

[2] Excluding C1 and Uecomm

Optus Consumer: strong broadband growth

- Revenues up 2% - impacted by slower growth in voice

Broadband customers reach 236,000	94%



Broadband customers '000s
10
17
35
52
122
50
186
DSL
Cable modem
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Broadband rev A$37m - cable modem and DSL		52%
Dial up revenue A$26m		11%
Voice revenue A$287m - HFC and offnet		1%
EBITDA margin		13%
Bundling rates up	HFC 66%	Offnet 47%

Optus FY05 outlook: double digit EBITDA growth

- No change to guidance

Challenges	Opportunities
Mobile market penetration now 84%	Mobile data growth Migration of fixed voice traffic Increase share of business market
Impact of capped plans on revenues	Impact of capped plans on subscriber acquisition costs
Price based competition in fixed market	Increase share of fixed market
Fixed voice market declining	Build scale and margins in broadband

SingTel

Associates and joint ventures

GLOBE TELECOM

bharti

TELKOMSEL

AIS

Singapore POST

Associates: 34% of Group NPAT

➢ FY05 regional mobile dividends to increase

Associates earnings[1]	38%



Assoc earnings before EIs ($m)
321
320
Others
Belgacom
39%
Regional Mobile
Q2 FY04
Q2 FY05

H1 regional mobile dividends	6%



415
SingPost special dividend
Belgacom
232
SingPost Other
Regional mobile
H1 FY04
H1 FY05

1 Excluding Belgacom and associate EI

Aggregate mobile customer base: 56m

- India, Indonesia and the Philippines – among top five growth markets[1]

Rapid growth in Telkomsel & Bharti customers **9m**


+ 16m
41m
56m
Telkomsel & Bharti +9m
AIS & Globe +6m
SingTel & Optus +1m
Sep 03
Sep 04

Regional mobile earnings **39%**

$m	3 months to Sept 04	% change	FX[2] % move
Telkomsel	147	25%	(11)%
AIS	73	8%	(3)%
Globe	45	101%	(5)%
Bharti	42	201%	(3)%
Total	**307**	**39%**	N/A

SingTel

1 Source: Merrill Lynch – as at Jun 04

2 Change in average exchange rate

SingTel



Cash flow, balance sheet and summary

Group free cash flow: $667m[1]

Group free cashflow ex SingPost special dividend	2%

Net debt up in Q2	$3.4bn



Group free cashflow[1] $m
763
Special dividend
110
171
345
137
667
170
353
144
Associate dividends
Optus
SingTel
Q2 FY04
Q2 FY05

$m	3 mths to Sept 04	3 mths to Sept 03
Group FCF[1]	667	763
Interest	(95)	(97)
Cap reduction/div	(3,925)	(765)
Others[2]	(92)	238
Net debt (increase) / decrease	**(3,445)**	**139**

[1] Operating cash before interest less cash capex
[2] Including monetisation of assets and forex movements

SingTel

More efficient capital structure with significant financial flexibility

Net debt increased after capital reduction and dividend **$7.7bn**


SingPost/SYP proceeds
Globe investment
Belgacom proceeds
FY04 dividend and capital reduction
Net Debt ($bn)
9.6
8.2
8.1
8.5
7.1
4.3
7.7
Mar 03
Jun-03
Sep 03
Dec-03
Mar-04
Jun-04
Sep-04

More efficient capital structure

Net debt:net capitalisation	31%
Net debt:EBITDA	1.3x
EBITDA:net interest cover	15x
Average maturity of borrowings	6 years

SingTel

Q2 FY05: summary

➢ On track for double digit earnings growth at full year

SingTel	Robust free cash flow[1]	$314m
'yes' OPTUS	Operational EBITDA growth[2]	18%
Regional mobile	Earnings contribution up[3]	39%

Blue chip growth stock

Double digit underlying earnings growth[4]	21%
Strong free cash flow[1]	$667m

[1] Operating cash before interest less capex   [2] A$ - exclude C1 defence contract   [3] Excluding exceptionals

[4] Excluding Belgacom, goodwill amortisation, FX on interco loan and EI

SingTel

Financial results presentation

Q2 FY05: quarter ended 30th September 2004

4th November 2004

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2004 19:12:06
Announcement No.	00081

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Placement by Temasek of ordinary shares of Singapore Telecommunications Limited - Media Release
Description	Attached is a media release by Temasek Holdings (Private) Limited in connection with the placement of ordinary shares of Singapore Telecommunications Limited.
Attachments:	NR-041104.pdf Total size = **96K** (2048K size limit recommended)

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NOT FOR DISTRIBUTION IN THE UNITED STATES

MEDIA RELEASE

TEMASEK IMPROVES LIQUIDITY OF SINGTEL STOCK

Singapore, 4 Nov 2004 – Temasek Holdings ("Temasek") is placing out approximately 330 to 340 million ordinary shares of SingTel representing approximately 2% of the outstanding shares of SingTel.

Mr Gan Chee Yen, Managing Director of Finance, Temasek said, "This offering will improve the liquidity of SingTel's stock. It will also widen the institutional investor base. We believe the additional liquidity and broader base of institutional shareholders will benefit all shareholders. We have seen strong demand for the stock following a very healthy set of second quarter results from SingTel. This placement will provide liquidity to support the demand."

In January this year, Temasek offered S$1.6 billion of exchangeable notes due 2009 on shares of SingTel. If the exchangeable notes are fully converted, the public float of SingTel will increase to more than 40% with this latest offering. Temasek remains the single largest shareholder of SingTel.

The share placement is targeted at institutional investors. It is expected to raise around S$800 million. Morgan Stanley Asia (Securities) Singapore Pte Ltd has been appointed as the bookrunner for the offering of the shares.

- ends -

For media enquiries, please contact:
Eva Ho
Director, Corporate Communications
Temasek Holdings (Pte) Ltd
Tel: (65) 6828 6763
Mobile: (65) 9617 6234
Email: evaho@temasek.com.sg
Website: www.temasek.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	05-Nov-2004 06:56:43
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Placement by Temasek Holdings (Private) Limited of ordinary shares of Singapore Telecommuniations Limited - Media Release
Description	Attached is a media release by Temasek Holdings (Private) Limited in connection with the placement of ordinary shares of Singapore Telecommunications Limited.
Attachments:	NR-051104.pdf Total size = **96K** (2048K size limit recommended)

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NOT FOR DISTRIBUTION IN THE UNITED STATES

TEMASEK HOLDINGS

MEDIA RELEASE

TEMASEK PLACES APPROXIMATELY 339 MILLION SINGTEL SHARES

Singapore, 5 Nov 2004 – Temasek Holdings ("Temasek") has successfully placed out approximately 339 million ordinary shares of SingTel at S$2.36 per share. Resulting from this, Temasek's shareholding in SingTel will be reduced from 64.7% to 62.7%. This offering will improve the liquidity of SingTel's stock and widen the stock's institutional investor base, benefiting all SingTel investors. The shares have been placed out to institutional investors, raising a total of S$800m.

In January this year, Temasek offered S$1.6 billion of exchangeable notes due 2009 on shares of SingTel. If these exchangeable notes are fully converted, the public float of SingTel will increase to just over 40% with this latest offering. Temasek remains the single largest shareholder of SingTel.

- ends -

For media enquiries, please contact:
Eva Ho
Director, Corporate Communications
Temasek Holdings (Pte) Ltd
Tel: (65) 6828 6763
Mobile: (65) 9617 6234
Email: evaho@temasek.com.sg
Website: www.temasek.com.sg

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LTD
Company Registration No.	199201624D
Announcement submitted on behalf of	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted with respect to *	SPORE TELECOMMUNICATIONS LTD
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Nov-2004 17:11:29
Announcement No.	00026

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Unaudited Results for the Second Quarter and Half Year Ended 30 September 2004 - Amended Pages 21 and 22 of the Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
Description	Attached are the amendments, as highlighted, on pages 21 and 22 of the Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows for the second quarter and half year ended 30 September 2004 for Singapore Telecommunications Limited and its subsidiary companies sent on 4 November 2004 before the start of trading.
Attachments:	2nd0405-MDAamendments.pdf Total size = **115K** (2048K size limit recommended)

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SECTION II: SINGTEL

Mobile Communications

SINGTEL	Quarter 30 Sep 2004	Quarter 30 Sep 2003	YOY Chge %	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Cellular service (1)	205	206	-0.8	412	407	1.2

Key Drivers	Quarter 30 Sep 2004	Quarter 30 Jun 2004	Quarter 30 Sep 2003	Half Year 30 Sep 2004	Half Year 30 Sep 2003	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	405	410	398	405	398	1.6
Postpaid	1,111	1,092	1,120	1,111	1,120	-0.8
Total	**1,515**	**1,502**	**1,518**	**1,515**	**1,518**	**-0.2**
MOUs per subscriber per month (2)						
Prepaid	47	43	48	45	48	-6.8
Postpaid	333	315	295	322	294	9.4
Average revenue per subscriber per month (2) (S$ per month)						
Prepaid (3)	15	14	18	15	16	-11.6
Postpaid (4)	72	73	70	72	69	5.1
Blended	**57**	**57**	**56**	**56**	**55**	**3.5**
Data services as % of ARPU (5)	***19%***	***18%***	***16%***	***18%***	***16%***	
[redacted]						
Postpaid external churn per month (7)	*1.2%*	*1.4%*	*1.2%*	*1.3%*	*1.4%*	
Singapore mobile penetration rate (8)	***89%***	***87%***	***82%***	***89%***	***82%***	
Singapore mobile subscribers ('000s) (9)	***3,742***	***3,656***	***3,402***	***3,742***	***3,402***	***10.0***
Market share						
Prepaid	*35%*	*37%*	*43%*	*35%*	*43%*	
Postpaid	*43%*	*43%*	*45%*	*43%*	*45%*	
Overall	***41%***	***41%***	***45%***	***41%***	***45%***	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Includes revenue from SMS, *SEND, MMS and other data services.

[redacted]

(7) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and Company's initiated churn) as a percentage of the average subscribers.

(8) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.

(9) Source: IDA.

SECTION II: SINGTEL

Singapore mobile's growth rate has generally slowed down, having reached the penetration rate of 89% as at 30 September 2004.

Mobile communications revenue was stable against the same quarter last year and against the preceding quarter.

During the quarter, SingTel launched 3 new postpaid price plans (iOne Value, iOne Plus and iTwo Plus) which help contribute to the increase of 19,000 postpaid mobile subscribers, bringing the total number of mobile subscribers to 1.52 million as at 30 September 2004. Coupled with ongoing customer retention efforts, postpaid churn rate also decreased to 1.2% from 1.4% a quarter ago.

The postpaid ARPU has remained resilient at S$72 despite the aggressive pricing plans.

Average acquisition cost per postpaid subscriber was [redacted] from a quarter ago. Compared to the same quarter last year, acquisition cost per subscriber was up [redacted] due to increased marketing activities with aggressive pursuit of new subscribers.

Mobile data services continued to grow steadily, contributing 19% of cellular revenue this quarter from 18% in the preceding quarter.

In September 2004, SingTel launched a month-long third generation ("3G") customer trial on selected customers. The full commercial launch of 3G services is scheduled for the first quarter of next calendar year with the expected availability of additional handset models. To date, SingTel has invested approximately S$90 million on 3G network rollout. SingTel expects that 3G mobile service will not be a significant revenue contributor in the near term as it will take some time for the new technology to be adopted and for handsets to become widely available and affordable.